Exhibit 99.1

Financial Statements of MorphoSys AG as of December 31, 2020 MorphoSys AG, Planegg

Management Report2

Management Report 3 Management Report SIGNIFICANT DEVELOPMENTS IN FINANCIAL YEAR 2020 The year 2020 was a very successful one for MorphoSys. Our goal is to discover, develop and commercialize outstanding, innovative therapies for critically ill patients. The focus of our entrepreneurial activities is on cancer and autoimmune diseases. We received accelerated approval in July 2020 from the U.S. FDA for Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). Monjuvi is the first and, so far, the only drug approved for second-line therapy for adult patients with relapsed or refractory DLBCL in the U.S. In January 2020, we announced a global collaboration and license agreement with Incyte for the development and commercialization of tafasitamab. Together with Incyte, we are co-promoting Monjuvi in the United States. Incyte holds exclusive rights for development and commercialization outside the U.S. In 2020, we also successfully set up our U.S. organization, which was established to support the launch and ongoing commercialization of Monjuvi. In addition, in 2020, the marketing authorization application (MAA) for tafasitamab was validated in Europe. Preliminary data from the ongoing firstMIND study evaluating tafasitamab as a first-line treatment for DLBCL was also presented in December 2020. In November 2020, together with Incyte, we announced a clinical collaboration agreement with Xencor to evaluate the combination of tafasitamab, lenalidomide and plamotamab – a tumor-targeted bispecific antibody from Xencor – in multiple diseases as part of a broad development plan for tafasitamab. Our product candidate felzartamab (MOR202) is in a phase 1/2 M-PLACE (proof-of-concept) trial in anti-PLA2R-positive membranous nephropathy, an autoimmune disease of the kidneys. In November 2020, the safety run-in phase of this study was completed and the recruitment phase was opened. In April 2020, our partner I-Mab expanded its ongoing phase 3 trial in patients with relapsed or refractory multiple myeloma to mainland China. In September 2020, we announced the U.S. FDA approval of the IND (Investigational New Drug) application together with I-Mab for our product candidate MOR210 for the treatment of patients with advanced solid tumors. As part of our plans to expand our long-term pipeline, we announced a licensing agreement in November 2020 with Cherry Biolabs for the use of their Hemibody technology. We are applying the Hemibody technology as part of our CyCAT® dual-targeting approach to explore and advance novel Hemibody-based treatment options for patients with hematological and solid cancers. Our partner Janssen continued to work on the extension of the previous approval for plaque psoriasis of Tremfya® (guselkumab), the first approved and marketed therapeutic antibody based on MorphoSys’ proprietary technology. Tremfya was approved in 2020 in both the U.S. and the EU for the treatment of adult patients with active psoriatic arthritis. Janssen also presented promising interim results from an ongoing study in patients with Crohn’s disease in 2020. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

4 Management Report Several programs from our long-standing agreement with Novartis entered clinical development in 2020 and resulted in milestone payments to MorphoSys. In 2020, we achieved our goal of becoming a fully integrated biopharmaceutical company with the launch of our first proprietary product. Major advances in other areas are helping to build our long-term success. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 5 Fundamentals of MorphoSys AG Organizational Structure and Business Model MorphoSys AG discovers and develops innovative therapies for patients suffering from cancer and autoimmune diseases. The registered office of MorphoSys AG is located in Planegg, near Munich, Germany. MorphoSys AG’s wholly owned U.S. subsidiary, MorphoSys US Inc., was founded in Boston, Massachusetts, USA, to advance the commercialization of tafasitamab. The Planegg site houses the central corporate functions such as accounting, controlling, human resources, legal, patent, purchasing, corporate communications and investor relations, as well as the two segments Proprietary Development and Partnered Discovery. LEGAL STRUCTURE OF THE MORPHOSYS: COMPANY MANAGEMENT AND SUPERVISION The parent company of the MorphoSys Group is MorphoSys AG, a German stock corporation listed in the Prime Standard segment of the Frankfurt Stock Exchange and on the NASDAQ Global Market. In accordance with the German Stock Corporation Act, the Company has a dual management structure with the Management Board as the governing body with its four members (after the departure of Jens Holstein effective November 13, 2020, the Management Board consists of three members. Following the end of the reporting period, Sung Lee has been appointed as Chief Financial Officer (CFO) and member of the Management Board, effective February 2, 2021) appointed and overseen by the Supervisory Board. The Supervisory Board of MorphoSys AG is elected by the Annual General Meeting and currently consists of six members. Detailed information concerning the Company’s management and control and its corporate governance principles can be found in the Corporate Governance Report. Targets and Strategy MorphoSys AG’s mission is to discover, develop and commercialize innovative therapies for patients suffering from serious diseases. MorphoSys is a fully integrated commercial biopharmaceutical company. Its activities focus on hematology-oncology and autoimmune diseases. The Company aims to balance both the short- and long-term potential for growth. Part of the business model is a comprehensive partnering strategy. The pipeline is strategically expanded through targeted in-licensing and co-development. In the majority of cases, development programs are carried out jointly with partner companies. The revenues MorphoSys generates, or intends to generate, from these partnerships are to be used to expand the Company’s proprietary portfolio. MorphoSys possesses extensive knowledge of antibody, protein and peptide technologies and has developed over 100 therapeutic product candidates from the basic principles to clinical phase 3, together with its partners. Three programs are in the most advanced phase 3; two products (Monjuvi and Tremfya) have already received regulatory approvals and have been launched. A total of 28 programs are currently in clinical development. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

6 Management Report Currently, the business activities are reported in two segments, the Proprietary Development and Partnered Discovery of antibody candidates. The Proprietary Development segment comprises the development of therapeutic agents based on proprietary technology platforms and on product candidates in-licensed from other companies or co-developed with partners. A decision is made on a case-by-case basis during the clinical phase to determine whether, and at what point, a partnership will be sought for further development and commercialization. Drug candidates can be either fully out-licensed, co-developed with a partner, or developed in-house. MorphoSys also develops antibody candidates on behalf of other companies in the pharmaceutical and biotechnology industries (Partnered Discovery). The resulting contractual payments may include technology and research license fees, success-based milestone payments, and royalties on product sales. Revenues generated from these partnerships support MorphoSys’ long-term business model and help fund proprietary development activities. In the future, the development of antibody candidates on behalf of other companies will no longer be a focus of business activities. In the first quarter of 2021, MorphoSys will no longer use the Propiretary Development and Partnered Discover segments as part of its regular internal reporting. The previous segment reporting will therefore be reported for the last time on December 31, 2020 for external purposes. The development of drug candidates is based almost exclusively on MorphoSys’ innovative technologies. These include our established antibody and technology platforms HuCAL®, Ylanthia® and Slonomics®, as well as the bispecific technologies OkapYTM and CyCAT. Under the agreement signed with Cherry Biolabs, MorphoSys receives exclusive access to the Hemibody technology, a novel multispecific antibody technology for the recruitment of effector cells (T-cell engager), for several target molecules. We continue to leverage our resources and know-how so that we can extend and expand these technologies. We intend to complement our portfolio through both internal research and development as well as in-licensing and acquisitions. Company’s Management and Performance Indicators MorphoSys AG uses financial indicators to steer the Company. These indicators help to monitor the success of strategic decisions and give the Company the opportunity to take quick corrective action when necessary. The Company’s management also follows and evaluates selected early indicators so that it can thoroughly assess a project’s progress and act promptly should a problem occur. Material non-financial aspects are taken into account in a “Separate Non-Financial Group Report.” * This information is not part of the management report that is subject to audit. FINANCIAL PERFORMANCE INDICATORS The development of the financial performance indicators in the reporting year is described in detail in the chapter “Analysis of Net Assets, Financial Position and Results of Operations.” The key financial indicators used to measure the Company’s operating performance are revenues, research and development expenses, and earnings before taxes (EBT). MorphoSys’ business performance is additionally influenced by factors such as liquidity and operating expenses. These indicators are also routinely analyzed and evaluated. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 7 In future periods, key figures like revenues, operating expenses (total sum of Cost of Sales, Selling Expenses and General administration expense) as well as research and development expenses will be used as financial performance indicators. A reporting of operating segments will be omitted in the future. The budget for the respective financial year is approved by the Management Board and Supervisory Board. Subsequent to the approval of the budget, a forecast is made three times within the year, to assess if the Company is on track to achieve its financial goals and progress towards financial guidance. The forecast informs decision making and enables management to take actions to achieve its goals. NON-FINANCIAL ASPECTS The FDA approval and U.S. marketing launch of Monjuvi in collaboration with Incyte has seen MorphoSys complete its transformation from technology provider to fully integrated biopharmaceutical company. The core task of our Company, however, remains the same: to develop effective and safer drugs for the well-being of patients with serious illnesses. In addition to financial performance indicators, selected non-financial aspects are also taken into account in order to ensure long-term economic success. Innovation in research and development remains a key aspect for MorphoSys. Our research and development strategy focuses on high unmet medical need indications, where patients’ lives depend on novel treatment options. We aim to improve the lives of these patients by focusing on therapeutic areas that best fit our expertise and at the same time allow us to make best use of our resources. The approval and U.S. marketing launch of Monjuvi have enabled us to reach patients directly, and for this reason securing access to our medicines became a key factor in the year under review. We make considerable investments in developing potential medicines for patients in need, and do so without guarantee of clinical and commercial success, as many products in research and development phases fail to achieve market authorization. Sustainable revenues from approved and commercially viable products facilitate future investments in our research and development efforts. At MorphoSys, our philosophy is to responsibly price our medicines by balancing the value of the outcomes and innovation they bring to patients and the healthcare system. LEADING INDICATORS MorphoSys follows a variety of leading indicators to monitor the macroeconomic environment, the industry and the Company itself. At the Company level, economic data is gathered on the progress of the segments’ individual programs. MorphoSys uses general market data and external financial reports to acquire information on leading macroeconomic indicators such as industry transactions, changes in the legal environment and the availability of research funds and reviews these data carefully. Market analyses that assess the medical need for innovative therapies for serious diseases, with a focus on cancer and auto-immune diseases, but also generally in relation to new technologies in the market, serve as early indicators of business development. By continuously monitoring the market, MorphoSys can quickly respond to trends and requirements and initiate its own activities or partnerships. For active collaborations, a joint steering committee meets regularly (usually two to four times per year) to update and monitor the programs’ progress. These ongoing reviews give the Company a chance to intervene at an early stage if there are any negative developments and provide it with information about expected interim goals and related milestone payments well in advance. Partners in non-active MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

8 Management Report collaborations regularly provide (once per year) MorphoSys with written reports so that the Company can follow the progress of therapeutic programs. Commercialization In July 2018, MorphoSys established a subsidiary in the United States – MorphoSys US Inc. – in preparation for the potential marketing approval of tafasitamab. The subsidiary’s registered office is located in Boston, Massachusetts, USA. In the course of the reporting year, MorphoSys hired a Chief Operating Officer to lead global commercial operations and oversee the Company’s U.S. operations and completed the staffing of its sales organization well ahead of an anticipated launch. During the first half of 2020, MorphoSys continued to ramp up its activities to prepare for an anticipated accelerated approval and U.S. launch of tafasitamab. Approaches were successfully adapted to the special circumstances encountered with the COVID-19 pandemic, which included a variety of virtual tools to onboard team members and to initiate, maintain and grow connections with key stakeholders. At the end of 2020, MorphoSys US Inc. had 136 people employed as part of, or to support, its commercial structure. On July 31, 2020, Monjuvi in combination with lenalidomide was approved by the FDA for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This is the first FDA approval of a second-line treatment for adult patients with relapsed or refractory DLBCL in the U.S. The safety and tolerability profile supports a paradigm shift towards treating patients to progression, potentially allowing for long-term disease control. Monjuvi is accessible to patients in both community care and academic settings as an off-the-shelf product intravenous infusion that is easy to administer and does not require hospitalization or heavy monitoring. Following approval, Monjuvi was shipped within days and the first patient was treated in less than two weeks. In August 2020, Monjuvi was included in the latest National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas. Specifically, the NCCN Guidelines in the United States were updated to include Monjuvi in combination with lenalidomide with a Category 2A designation as an option for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma who are ineligible for ASCT. Inclusion in these guidelines increases awareness of a product within the oncology community and also drives certain formulary decisions. Research and Development 2020 BUSINESS PERFORMANCE As a fully integrated biopharmaceutical company, MorphoSys made solid progress in the 2020 financial year in advancing product candidates at various stages of development. The key measures of value for MorphoSys’ research and development activities include: MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 9 • Project launches and the advancement of individual development programs • Clinical and preclinical research results • Regulatory guidance of healthcare authorities for the approval of individual therapeutic programs • Collaborations and partnerships with other companies to expand our technology base and expand our drug pipeline, as well as to commercialize our therapeutic programs • Strong patent protection to secure MorphoSys’ market position PROPRIETARY DEVELOPMENT As of December 31, 2020, there were eleven proprietary development programs, four of which were either fully out-licensed or out-licensed in specific regions only. A total of three of these programs were in clinical development, one was in preclinical development and six were in the drug discovery phase. The clinical development of MOR106 is currently stopped. Monjuvi is already available on the market. Our activities in the Proprietary Development segment are currently focused on the following clinical candidates: • Tafasitamab – an antibody for the treatment of B-cell malignancies and the most advanced program in the Proprietary Development segment. On July 31, 2020, Monjuvi in combination with lenalidomide received FDA accelerated approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplantation (ASCT). • Felzartamab (MOR202)—MorphoSys currently evaluates the therapeutic potential in autoimmune diseases. In November 2017 MorphoSys entered into a regional license agreement with I-Mab for the development in China, Hong Kong, Macao and Taiwan. I-Mab is currently pursuing development in multiple myeloma. • Otilimab, the antibody for which GlaxoSmithKline (GSK) is currently conducting clinical trials for the treatment of rheumatoid arthritis. The program originated as a proprietary MorphoSys program and was fully out-licensed to GSK in 2013. In addition to the programs listed above, several proprietary programs are in the early stages of research and development. These include MOR210/TJ210, an antibody that was out-licensed to I-Mab in November 2018 for China and certain other countries in Asia. On September 17, 2020, the FDA approved the IND application for MOR210/TJ210 for the treatment of patients with relapsed or refractory advanced solid tumors, and on January 25, 2021, we announced with I-Mab that the first patient was dosed in the U.S. TAFASITAMAB Overview Tafasitamab (MOR208, formerly Xmab5574) is a humanized monoclonal antibody directed against the CD19 antigen. CD19 is selectively expressed on the surface of B cells, which belong to a group of white blood cells. CD19 enhances B cell receptor signaling, which is an important factor in B cell survival and growth, making CD19 a potential target structure for the treatment of B-cell malignancies. Clinical development of tafasitamab is currently focused on B-cell non-Hodgkin’s lymphoma (NHL) and diffuse large B cell lymphoma (DLBCL) in particular. Lymphomas collectively represent approximately 5% of all cancers diagnosed in the United States. The group of NHL diseases are the most prevalent of all lymphoproliferative diseases. According to the National Cancer Institute, an estimated 77,240 new cases occurred in the United States in 2020 (“Cancer Stat Facts 2020: Non-Hodgkin’s Lymphoma”). DLBCL is the most frequent type of NHL in adults and MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

10 Management Report accounts for approximately one-third of all NHL cases globally. The current first-line treatment of B-cell lymphomas, including DLBCL, most commonly consists of a combination chemotherapy regimen plus the antibody rituximab, also referred to commonly as R-CHOP (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine and prednisone). Yet, despite the therapeutic success of frontline R-CHOP in DLBCL, up to 40% of patients either do not respond to the treatment (are refractory) or relapse after initial treatment with fast disease progression. The market research and consulting firm GlobalData expects the therapeutic market for non-Hodgkin’s lymphoma (NHL) to reach approximately US$ 9 billion in 2024 (report “B-cell NHL: Opportunity Analysis 2017–2027”). Operational development Tafasitamab is being developed pursuant to a collaboration and license agreement entered into with Xencor, Inc. (Xencor) in June 2010. Under this agreement, Xencor grants MorphoSys an exclusive worldwide license to tafasitamab for all indications. On January 13, 2020, MorphoSys and Incyte announced the signing of a collaboration and license agreement for the global further development and commercialization of MorphoSys’ proprietary anti-CD19 antibody tafasitamab. Under the terms of the agreement, MorphoSys and Incyte will develop tafasitamab broadly in relapsed or refractory (r/r) DLBCL and first-line DLBCL, as well as in additional indications beyond DLBCL, such as follicular lymphoma (r/r FL), marginal zone lymphoma (r/r MZL) and chronic lymphocytic leukemia (r/r CLL). Incyte is responsible for initiating a phase 1b combination study of its PI3K delta inhibitor parsaclisib with tafasitamab in r/r B-cell disease, as well as for a pivotal phase 3 study in r/r FL. MorphoSys continues to be responsible for its ongoing clinical trials of tafasitamab in non-Hodgkin’s lymphoma (NHL) as well as in CLL, r/r DLBCL and the first-line treatment of patients with DLBCL. MorphoSys and Incyte share responsibility for initiating additional global clinical trials, and Incyte intends to pursue development in other territories such as Japan and China. MorphoSys submitted a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) in late December 2019 for tafasitamab in combination with lenalidomide in the treatment of r/r DLBCL. In early March 2020, MorphoSys announced that the FDA had formally accepted the application and had granted tafasitamab priority review. The FDA set a Prescription Drug User Fee Act (PDUFA) goal date of August 30, 2020. On July 31, 2020, the FDA approved Monjuvi in combination with lenalidomide in the U.S. for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplantation (ASCT). This was the first FDA approval of a second-line therapy for adult patients with relapsed or refractory DLBCL in the United States. Monjuvi was approved by the FDA under an accelerated approval process one month prior to the PDUFA date. This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). MorphoSys and Incyte are co-commercializing Monjuvi in the United States. On May 20, 2020, MorphoSys and Incyte announced the validation of the European Marketing Authorization Application (MAA) for tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 11 transplant (ASCT). The validation of the MAA by the European Medicines Agency (EMA) confirmed that the formal review process could begin. Clinical development The focus of tafasitamab’s clinical development is on NHL. In DLBCL, MorphoSys intends to position tafasitamab as a backbone treatment for all patients suffering from DLBCL, irrespective of the line of treatment or a possible combination treatment. Both the L-MIND and B-MIND studies are focused on those patients with r/r DLBCL who are not candidates for high-dose chemotherapy (HDC) and ASCT. For this group of patients, the treatment options prior to the approval of tafasitamab in the U.S. were limited and not sufficiently effective. The firstMIND study includes patients with newly diagnosed DLBCL and is expected to pave the way for frontMIND, a pivotal phase 3 study in first-line patients that will begin in 2021. In May 2020, MorphoSys and Incyte announced follow-up results from the ongoing phase 2 L-MIND study investigating the combination of tafasitamab and lenalidomide for the treatment of patients with r/r DLBCL. The data, based on a November 30, 2019 cut-off date, confirmed previously reported primary analysis data. In this long-term analysis of the L-MIND data, 80 patients were included in the efficacy analysis. After a minimum follow-up period of two years, the results were consistent with the primary analysis and confirmed the duration of response (DoR) and overall survival (OS). An assessment by an independent review committee (IRC) at data cut-off showed an objective response rate (ORR) of 58.8% and a complete response (CR) rate of 41.3%. Median duration of response (mDOR) was 34.6 months, with median overall survival (mOS) of 31.6 months and median progression-free survival (mPFS) of 16.2 months. The safety profile was consistent with that observed in the primary analysis. The full results were presented at the 25th European Hematology Association (EHA) Annual Congress held virtually in June 2020. The efficacy of the tafasitamab-lenalidomide combination therapy from the L-MIND study was compared to the efficacy results of lenalidomide monotherapy based on real-world data of patients (RE-MIND, retrospective observational study). To carry out this comparison, RE-MIND collected the efficacy data from 490 r/r DLBCL patients who met L-MIND’s key qualification criteria and had received lenalidomide monotherapy in the U.S. or the EU. To match these with patients from the L-MIND trial, the qualifying characteristics for matched patients in both trials were specified in detail in advance. As a result, 76 eligible RE-MIND patients were identified and matched 1:1 to 76 of 80 L-MIND patients based on important baseline characteristics. Objective response rates (ORR) were validated based on this subset of 76 patients for RE-MIND and L-MIND, respectively. Results comparing L-MIND to RE-MIND were presented at the American Society of Clinical Oncology (ASCO) Annual Meeting, held as a virtual conference in May 2020. The primary endpoint of RE-MIND was met, demonstrating a statistically significant superior best ORR of the tafasitamab-lenalidomide combination compared to lenalidomide monotherapy. The ORR was 67.1% for the tafasitamab-lenalidomide combination compared to 34.2% for lenalidomide monotherapy. Superiority was consistently observed across all secondary endpoints, including complete response (CR) rate (39.5% for tafasitamab-lenalidomide combination versus 11.8% for lenalidomide monotherapy) and in pre-specified statistical sensitivity analyses. There was also a significant difference observed in median overall survival (mOS), which had not yet been reached in the tafasitamab-lenalidomide combination as compared to 9.3 months in the lenalidomide monotherapy (hazard ratio 0.47). MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

12 Management Report Based on the data from the primary analysis of both studies and the results of the tafasitamab monotherapy study in NHL, MorphoSys submitted a Biologics License Application (BLA) to the FDA for tafasitamab in combination with lenalidomide for the treatment of r/r DLBCL in late December 2019. In March 2020, MorphoSys announced that the BLA had been accepted for submission by the FDA and granted priority review. The goal date for PDUFA was August 30, 2020. On July 31, 2020, the FDA approved Monjuvi in combination with lenalidomide in the U.S. for the treatment of adult patients suffering from relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, who are not candidates for ASCT (see section “Operational Development” above). The approval was based primarily on data from the MorphoSys-sponsored phase 2 L-MIND study (primary analysis cut-off date: November 30, 2018). Clinical data in the FDA prescribing information showed an ORR of 55% (primary endpoint) and a CR of 37%. The mDOR was 21.7 months (key secondary endpoint). In May 2020, MorphoSys and Incyte announced the validation of the European Marketing Authorization Application (MAA) for tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). The validation of the MAA by the European Medicines Agency (EMA) confirmed that the formal assessment process could begin. As in the U.S., the marketing authorization application submitted by MorphoSys was based on data from the L-MIND study and supported by RE-MIND as described above. If approved, Incyte will receive the marketing authorization as well as exclusive marketing rights for tafasitamab in Europe. In December 2020, long-term data analyses of the L-MIND study were presented at the 62nd American Society of Hematology Annual Meeting & Exposition (ASH). It was shown that treatment with tafasitamab in combination with lenalidomide had resulted in long-lasting remissions after a follow-up of at least two years. At the time of analysis, patients continued to experience long median duration of response (mDoR) of 34.6 months and median overall survival (mOS) of 31.6 months. The data also showed that treatment with tafasitamab plus lenalidomide taken for 12 cycles, followed by monotherapy with tafasitamab until disease progression, caused no unexpected adverse effects. The phase 2/3 study, B-MIND, initiated in September 2016, is evaluating the safety and efficacy of administering tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to administering the anticancer drug rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC or ASCT. The study has been in the phase 3 part since mid-2017. MorphoSys expects top-line results from the study to be available in 2022. In addition to the aforementioned clinical development in r/r DLBCL, MorphoSys initiated a randomized phase 1b clinical trial in first-line therapy in patients with DLBCL (firstMIND) at the end of 2019. The study completed enrollment earlier than anticipated and is evaluating the safety (primary endpoint) and preliminary efficacy of tafasitamab or tafasitamab plus lenalidomide in combination with R-CHOP (the current standard of care) in patients with newly diagnosed DLBCL. This study is expected to pave the way to frontMIND, a pivotal phase 3 trial of tafasitamab in first-line DLBCL that is expected to begin in 2021 and enroll up to 880 patients. Preliminary data from the firstMIND study were presented at the December 2020 ASH meeting and indicated that tafasitamab plus lenalidomide in combination with R-CHOP had an expected safety profile and that adding tafasitamab plus lenalidomide to R-CHOP did not impair the dosing of R-CHOP. An interim evaluation regarding response was performed in 45 patients after three cycles. In both study arms combined, 41 of 45 patients (91.1%) had an objective response according to the Lugano MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 13 2014 classification. MorphoSys and Incyte plan to initiate the phase 3 frontMIND study evaluating tafasitamab plus lenalidomide in combination with R-CHOP versus R-CHOP as first-line treatment for patients with newly diagnosed DLBCL. In addition to these combination studies in DLBCL, MorphoSys has been investigating tafasitamab in a phase 2 combination study in the indications CLL or small B cell lymphoma (SLL) since December 2016. The COSMOS study is evaluating specifically the safety of tafasitamab in combination with the anticancer drugs idelalisib (cohort A) and venetoclax (cohort B). The study enrolled patients who either did not respond to or did not tolerate prior therapy with a Bruton tyrosine kinase inhibitor. Data from the primary analysis of both cohorts were presented at the ASH conference in Orlando in December 2019. Incyte is responsible for initiating a combination study of its PI3K delta inhibitor parsaclisib with tafasitamab in relapsed or refractory B-cell malignancies, as well as initiating a pivotal phase 3 study (inMIND) in patients with relapsed or refractory follicular lymphoma (r/r FL) as well as in patients with relapsed or refractory marginal zone lymphoma (r/r MZL). The global randomized study, which is expected to begin in 2021 and enroll approximately 600 patients, will compare the safety and efficacy of tafasitamab in combination with rituximab and lenalidomide to the safety and efficacy of rituximab in combination with lenalidomide. In November 2020, MorphoSys and Incyte announced a clinical collaboration agreement with Xencor to investigate the combination of tafasitamab, lenalidomide and plamotamab – a tumor-targeted bispecific antibody from Xencor with both a CD20-binding domain and a cytotoxic T-cell (CD3) binding domain – in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (FL). Under the agreement, the companies plan to initiate a phase 1/2 trial evaluating the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory DLBCL. The companies also plan to evaluate this combination in relapsed or refractory FL and first-line DLBCL patients in multiple phase 1b trials. MorphoSys and Incyte will provide tafasitamab for the studies, which will be sponsored and funded by Xencor and are planned to be conducted in North America, Europe and Asia-Pacific. FELZARTAMAB (MOR202) Overview Felzartamab (MOR202) is a recombinant human monoclonal HuCAL-IgG1-antibody directed against a unique epitope of the target molecule CD38. CD38 is a surface antigen broadly expressed on malignant myeloma cells as well as on antibody producing plasmablasts and plasma cells, the latter playing an important role in the pathogenesis of antibody-mediated autoimmune diseases. Recently, data from a MorphoSys sponsored, phase 1/2a study investigating felzartamab (MOR202) in relapsed or refractory multiple myeloma patients were published (Raab et al., 2020). In this study, felzartamab (MOR202) induced a distinct reduction of M-protein, an abnormal IgG fragment (paraproteine) secreted by multiple myeloma cells known to have deleterious effects on kidney and immune system functioning. Felzartamab’s (MOR202) ability to deplete plasma cells was indirectly demonstrated by a reduction of Tetanus Toxoid vaccination titers no later than 2 weeks after treatment start. Preclinical and clinical results suggest that felzartamab (MOR202) could have therapeutic activity in autoantibody caused autoimmune diseases, such as but not limited to membranous nephropathy. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

14 Management Report Ongoing clinical studies In October 2019, we initiated a phase 1/2 trial for the treatment of anti-PLA2R-positive membranous nephropathy, an autoimmune disease affecting the kidneys. This proof-of-concept trial called M-PLACE is an open-label, multi-center study and will primarily evaluate the safety and tolerability of felzartamab (MOR202). Secondary endpoints are the effect of felzartamab (MOR202) on serum antibodies against PLA2R and the evaluation of the immunogenicity and pharmacokinetics of felzartamab (MOR202); an exploratory goal is to determine clinical efficacy. Due to the COVID-19 pandemic, MorphoSys had temporarily paused the screening and enrollment of patients for the M-PLACE trial in the spring of 2020. MorphoSys has since resumed patient enrollment, and the first patient was dosed in the U.S. in late July 2020. In November 2020, the safety run-in phase of the study ended and the further enrollment phase was opened. In February 2021, MorphoSys achieved the milestone First Patient Treated in the Phase 2 New-PLACE study, which in coherence with M-PLACE is designed to identify the optimal felzartamab (MOR202) dosing schedule for the treatment of patients with anti-PLA2R-positive membranous nephropathy. In April 2020, MorphoSys and I-Mab announced that the first patient had received treatment in a phase 3 clinical trial in mainland China to evaluate felzartamab (MOR202/TJ202) in combination with lenalidomide plus dexamethasone in patients with relapsed or refractory (r/r) MM. This study (NCT03952091) is a randomized, open-label, parallel-controlled, multi-center study to evaluate the efficacy and safety of the combination of felzartamab (MOR202/TJ202), lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who received at least one prior line of treatment. The multi-center study had been previously initiated in April 2019 at sites in Taiwan, and has officially started in mainland China as part of a coordinated effort to accelerate the study. I-Mab is also evaluating felzartamab (MOR202/TJ202) as a third-line therapy in patients with r/r MM in a phase 2 trial that started in March 2019. Both studies are considered pivotal in this region. Regional agreement with I-Mab Biopharma MorphoSys has an exclusive regional licensing agreement for felzartamab (MOR202) with I-Mab Biopharma (I-Mab). Under the terms of the agreement signed in November 2017, I-Mab has the exclusive rights to develop and commercialize felzartamab (MOR202) in China, Taiwan, Hong Kong and Macao. Upon signing the agreement, MorphoSys received an immediate upfront payment of US$ 20 million. We are also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to US$ 100 million, as well as tiered double-digit royalties on net sales of felzartamab (MOR202) in the agreed regions. OTILIMAB Overview Otilimab (formerly MOR103/GSK3196165) is a fully human HuCAL-IgG1-antibody directed against granulocyte-macrophage colony-stimulating factor (GM-CSF). Due to its diverse functions in the immune system, GM-CSF can be considered a target for a broad spectrum of anti-inflammatory therapies such as those in rheumatoid arthritis (RA). RA is a chronic inflammatory disease that affects the synovial membrane of the joints and is accompanied by painful swelling that can lead to bone destruction and joint deformity. MorphoSys discovered otilimab and advanced the antibody into clinical development before fully out-licensing the program to GlaxoSmithKline (GSK) in 2013. GSK is now independently developing the antibody for the treatment of RA and bears all costs incurred. MorphoSys participates in the potential MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 15 development and commercialization success of the program through milestone payments totaling up to € 423 million and tiered, double-digit royalties on net sales. In 2013, MorphoSys received a payment of € 22.5 million. The total market for RA drugs is growing steadily. According to the market research and consulting firm Decision Resources, the market for RA drugs will reach € 26.9 billion (US$ 33.1 billion) in 2020 in G7 countries (report entitled “Market Forecast Assumptions Rheumatoid Arthritis 2019–2029”). MorphoSys believes that otilimab has the potential to become the first anti-GM-CSF antibody to receive marketing approval for the treatment of RA. Ongoing clinical studies In mid-2019, GSK announced the initiation of a phase 3 program in RA called ContRAst, which resulted in a milestone payment of € 22.0 million to MorphoSys. This phase 3 program includes three pivotal studies as well as a long-term extension study, and is evaluating the antibody in patients with moderate to severe RA. In addition, GSK has initiated in 2020 a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary disease associated with COVID-19. GSK reported in preliminary results of the OSCAR study in February 2021. Given these data suggest an important clinical benefit in a pre-defined sub-group of high-risk patients and the urgent public health need, GSK has amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The dosing of the first patient in the expanded study triggered milestone payments of €16 million to MorphoSys. MOR210 Overview MOR210 is a human antibody directed against C5aR, derived from our HuCAL library. C5aR, the receptor of complement factor C5a, is being investigated as a potential new drug target in the fields of immuno-oncology and autoimmune diseases. Tumor cells generate high levels of C5a, which is believed to contribute to an immuno-suppressive and, consequently, tumor growth-promoting microenvironment by recruiting and activating myeloid suppressor cells (MDSCs). MOR210 is engineered to neutralize the immuno-suppressive function of MDSCs by blocking the interaction between C5a and its receptor and enabling the immune system to fight the tumor. Regional agreement with I-Mab Biopharma In November 2018, we announced that we had entered into an exclusive strategic collaboration and regional licensing agreement with I-Mab. Under the agreement, I-Mab has exclusive rights to develop and commercialize MOR210/TJ210 in China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains rights in the rest of the world. The agreement deepens our existing partnership with I-Mab and builds on the existing collaboration to develop felzartamab (MOR202). Under the agreement, I-Mab will exercise exclusive rights to develop and commercialize MOR210/TJ210 in the territories covered by the agreement. With our support, I-Mab will conduct and fund all worldwide development activities for MOR210/TJ210, including clinical trials in China and the U.S., up to proof-of-concept in oncology. In September 2020, the FDA approved the IND application for MOR210/TJ210 for the treatment of patients with relapsed or refractory advanced solid tumors. The first patient has been dosed in a phase 1 clinical study evaluating the safety, tolerability, pharmacokinetics and pharmacodynamics of MOR210/ TJ210 in the United States in January 2021. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

16 Management Report PARTNERED DISCOVERY At the end of 2020, one Partnered Discovery program had received approval, 25 programs were in clinical development, 26 Partnered Discovery product candidates were in preclinical development and 54 were in the drug discovery phase. Below, we present our most advanced programs and a recently expanded strategic partnership. Tremfya – a HuCAL antibody targeting IL-23 developed and commercialized by our partner Janssen in plaque psoriasis and other indications. Tremfya has been approved in the United States, Canada, the European Union, Japan and a number of other countries. Gantenerumab – a HuCAL antibody targeting amyloid beta in phase 3 clinical development for the treatment of Alzheimer’s disease by our partner Roche. Other programs – in addition to the two programs described, we have a large number of programs in various stages of research and development stemming from our partnerships with major pharmaceutical companies. LEO Pharma – we have a strategic partnership with LEO Pharma for the research and development of therapeutic antibodies for the treatment of skin diseases. TREMFYA® (GUSELKUMAB) Overview Tremfya is a human HuCAL antibody targeting the p19 subunit of IL-23 that is being developed and commercialized by Janssen. It is the first commercial product based on our proprietary technology. It is approved for the treatment of patients with moderate to severe psoriasis (plaque psoriasis) in the United States, Canada, the European Union, Japan, China and a number of other countries. In Japan, it is also approved for the treatment of patients with various forms of psoriasis, psoriatic arthritis and palmoplantar pustulosis. In July 2020, Janssen announced FDA approval of Tremfya for the treatment of adults with active psoriatic arthritis. In December 2020, Janssen reported approval by the European Commission for the use of Tremfya in the treatment of adult patients with active psoriatic arthritis who have had an inadequate response or have not tolerated prior disease-modifying antirheumatic drug (DMARD) therapy. Psoriasis is a chronic, autoimmune inflammatory disorder of the skin characterized by abnormal itching and physically painful skin areas. It is estimated that around 125 million people worldwide are affected by psoriasis, a quarter of who suffer from a moderate to severe form of the disease. The market research and consulting company Decision Resources estimates the market for psoriasis drugs, which was worth approximately € 19 billion (approximately US$ 23 billion) in 2020, will rise to approximately € 23 billion (approximately US$ 28 billion) in 2029 (in G7 countries) (report “Market Forecast Assumptions Psoriasis 2019–2029”). Psoriatic arthritis is an inflammatory arthritis characterized by painful, swollen, stiff and tender joints and is associated with psoriasis. According to market research and consulting firm Decision Resources (report entitled “Market Forecast Assumptions Psoriatic Arthritis 2019–2029”), this market is expected to reach approximately € 6.9 billion (approximately US$ 8.5 billion) in 2021 and approximately € 8 billion (approximately US$ 10 billion) in 2029 (in G7 countries). MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 17 In October 2020, Janssen presented interim data from the GALAXI 1 study at the United European Gastroenterology Week virtual congress, which demonstrated results at week 12 in adult patients with moderately to severely active Crohn’s disease (CD) treated with Tremfya. Tremfya produced significant improvements compared to placebo across all key clinical and endoscopic outcome measures, with a safety profile consistent with approved indications. In addition to the indications for which approval has already been granted (psoriasis, psoriatic arthritis and palmoplantar pustulosis), Tremfya is currently being evaluated in clinical trials in a number of other indications: Crohn’s disease (phase 2/3 and phase 3 studies), ulcerative colitis (phase 2 and phase 2b/3 studies), pityriasis rubra pilaris and hidradenitis suppurativa (both phase 2 studies), and familial adenomatous polyposis (phase 1b study). MorphoSys receives royalties on net sales of Tremfya and is also entitled to milestone payments on selected future development activities. GANTENERUMAB Overview Gantenerumab is a HuCAL antibody targeting amyloid beta and is being developed by our partner Roche as a potential treatment for Alzheimer’s disease. Amyloid beta refers to a group of peptides that play an important role in Alzheimer’s disease as they are the main component of the amyloid plaques found in the brain of Alzheimer’s patients. Gantenerumab binds to the N-terminus and a section in the middle of the amyloid beta peptide. The antibody appears to prevent the formation of amyloid plaques and amyloid oligomers and could also lead to their elimination by recruiting microglial cells. According to the market research and consulting company Decision Resources, the value of the global market for the treatment of Alzheimer’s disease is expected to reach approximately US$ 17.5 billion in 2029 (report entitled “Market Forecast Assumption Alzheimer’s Disease 2019–2029”). According to figures from the Alzheimer’s Association, more than 5 million people in the United States live with Alzheimer’s disease, and this number is expected to triple by 2050. Alzheimer’s is the sixth-leading cause of death in the United States (https://www.alz.org/alzheimers-dementia/facts-figures). Ongoing clinical studies In June 2018, we announced that our partner Roche initiated a new phase 3 development program for patients with Alzheimer’s disease. The program consists of two phase 3 trials – GRADUATE-1 and GRADUATE-2 – which are expected to enroll more than 2,000 patients in up to 350 study centers in more than 30 countries worldwide. The two multi-center, randomized, double-blinded, placebo-controlled studies are investigating the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. The primary endpoint for both studies is the assessment of the signs and symptoms of dementia, measured as the clinical dementia rating-sum of boxes (CDR-SOB) score. Both studies have an estimated primary completion date in 2022. Patients receive a significantly higher dose of gantenerumab than in Roche’s previous trials as a subcutaneous injection. OTHER PROGRAMS Other partnered discovery programs continued to make progress in 2020, including the advancing clinical development of four programs from MorphoSys’ long-standing collaboration with Novartis. In June and November 2020, the 15th and 16th antibodies, respectively, from the collaboration with Novartis entered clinical development, triggering two separate milestone payments to MorphoSys. According to information on www.clinicaltrials.gov, in September 2020, Novartis initiated a phase 2 clinical trial for NOV-14 (CSJ117) MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

18 Management Report in 625 patients suffering from severe uncontrolled asthma and for NOV-8 (CMK389) in 66 patients with chronic pulmonary sarcoidosis. PATENTS Our proprietary technologies and drug candidates derived therefrom are our most valuable assets. It is therefore crucial to our success that these assets are appropriately protected through, for example, patents and patent filings. This is the only way we can ensure that these assets are exclusively utilized. It is also the reason our Intellectual Property (IP) department seeks out the best strategy to protect our products and technologies. The rights of third parties are also actively monitored and respected. Our core technologies form the basis for the Company’s success. All our technologies are protected by numerous patent families. For our Ylanthia antibody library, patents have been granted in all major territories, including Europe, the U.S. and Asian markets. For other technologies, such as the dual targeting-based CyCAT concept, patents have been in-licensed to ensure freedom of action. Our development programs are also protected by numerous patent families. Next to our patents protecting the drug candidates themselves, we have filed additional patent applications that cover other aspects of the programs. The relevant patents for our development candidates otilimab (out-licensed to GSK) and felzartamab (MOR202), which has been out-licensed to I-Mab for China, Hong Kong, Macao and Taiwan, do not expire before 2026 (this date does not take into account possible additional protection of up to five years through supplementary protection certificates and lifetime extensions). The tafasitamab program is also protected by numerous patents with core patents to expire on schedule in 2029 (U.S.) and 2027 (Europe). These expirations do not include the added protection of up to five years that is possible through supplementary protection certificates or lifetime extensions. An application to extend the term in the U.S. has been filed. Patents for the tafasitamab program are being pursued in close coordination with our partner Incyte. All of our development programs have also been granted regulatory exclusivity. The programs developed jointly with or for partner companies are also fully protected by patents. Our patent department works closely with the corresponding partners. The patents for these drug development programs have a lifetime that far exceeds the term of the underlying technology patents. We are also monitoring our competitors’ activities so that we can take any steps necessary if required. During the 2020 financial year, we further consolidated the patent protection of our development programs and growing technology portfolio, which are the core value drivers of our Company. We currently have more than 70 different proprietary patent families worldwide, in addition to the numerous patent families we pursue with our partners. Other Business Activities TECHNOLOGIES MorphoSys has developed a number of technologies that provide direct access to human antibodies for the treatment of diseases. MorphoSys has historically used these technologies for programs in both its Proprietary Development and Partnered Discovery segments, and is now primarily focused on expanding its own pipeline with these and other technologies. MorphoSys’ most important technologies include HuCAL, a collection of several billion fully human antibodies, and a system for their optimization. Another important platform is Ylanthia: a large antibody library representing the next generation of antibody technologies. Ylanthia is based on an innovative concept for generating highly specific and fully human MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 19 antibodies. With Ylanthia, MorphoSys has set a new standard in therapeutic antibody development and will continue to preferentially use this technology to identify antibody candidates for its proprietary pipeline. With Slonomics, MorphoSys has a patent-protected, fully automated gene synthesis and modification technology to generate highly diverse gene libraries in a controlled process, for example to improve antibody properties. Another pioneering technology recently developed by MorphoSys is the OkapY bispecific antibody technology. MorphoSys’ OkapY technology is a new proprietary “2+1” bispecific antibody format that has excellent physicochemical properties that contribute significantly to the ease of development and large-scale production of such molecules. MorphoSys’ innovative effector T-cell recruiting bispecific antibody platform is based on OkapY technology. In these molecules, a novel CD3 binder identified from the Ylanthia library is combined with the OkapY format, ensuring optimal effector T-cell recruitment and activation, allowing maximum tumor cell killing. In November 2020, MorphoSys and Cherry Biolabs, a spin-off of the University Hospital of Würzburg, Germany, announced the signing of a licensing agreement granting MorphoSys the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. Combined with MorphoSys’ expertise in antibody technologies, the Hemibody technology offers the potential to generate novel T-cell engaging medicines with higher precision and better safety profiles for the treatment of cancer patients. We intend to further develop Hemibody technology in the context of our CyCAT dual-targeting platform to advance novel Hemibody-based treatment options for patients with hematological and solid cancers. DRUG DEVELOPMENT MorphoSys has a broad development pipeline and develops drugs using its own research and development (R&D) and in collaboration with pharmaceutical and biotechnology partners and academic institutions. Our core business is the development of new therapies for patients suffering from serious diseases. The first therapeutic agent Tremfya, based on MorphoSys’ proprietary technology and developed by our licensee Janssen, received marketing authorization in 2017 for the treatment of psoriasis. Tremfya is currently approved in 76 countries for the treatment of adults with moderate to severe plaque psoriasis who are eligible for systemic therapy or phototherapy. It is also approved in Brazil, Canada, Ecuador, Japan, Taiwan and the U.S. for the treatment of adult patients with active psoriatic arthritis (PsA). We have become a fully integrated biopharmaceutical company developing and commercializing proprietary medicines. Our programs in the Proprietary Development segment have been crucial in achieving this. Our activities focus on cancer treatments, but we also conduct selected programs in inflammatory diseases. The ability of monoclonal antibodies to bind to specific antigens on tumors or activate the immune system against cancer to unleash a therapeutic effect in patients has led to their dominant role in targeted cancer therapies. According to the report “2019 Global Oncology Trends” published by the IQVIA Institute, spending to treat cancer patients in 2018 reached almost € 122 billion (almost US$ 150 billion). The global market for oncology therapies is predicted to reach nearly € 195 billion (nearly US$ 240 billion) by the end of 2023. Chronic inflammatory and autoimmune diseases affect millions of patients worldwide and impose an enormous social and economic burden. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

20 Management Report MorphoSys’ most advanced Proprietary Development programs are described in the Research and Development section. Our clinical-stage Partnered Discovery programs are developed entirely under the control of our partners. These programs include not only those in our core area of oncology but also in indications where we have not established proprietary expertise. The most advanced Partnered Discovery programs are outlined in the Research and Development section. INFLUENTIAL FACTORS Good public medical care is a political goal in many countries. The need for new forms of therapy is growing as a result of demographic change. Certain cost containment measures in Europe and the U.S. risk limiting access to innovation for patients and could slow the industry’s investment in the development of new therapies.’ Regulatory approval processes in the U.S., Europe and elsewhere are lengthy, time-consuming and largely unpredictable. Approval-related laws, regulations and policies and the type and amount of information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. MorphoSys recognizes the impact of the global COVID-19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, specifically clinical trials. In spring 2020, MorphoSys activated its existing business continuity plans to minimize any disruptions to ongoing operations caused by the COVID-19 pandemic and to take the necessary actions to protect its employees. In addition, MorphoSys is continuously monitoring the situation as a whole as well as each clinical program individually and decides on the necessary course of action to ensure the safety of patients, personnel and other stakeholders, as well as on the correct collection of data. The Company is making adjustments where necessary to comply with regulatory, institutional and governmental requirements and guidelines related to COVID-19. The top priority is to guarantee the safety of all clinical program participants and ensure that the studies in which they participate are conducted correctly and in accordance with the study protocol. Despite the rapid changes in conditions worldwide and the potential impact they may have on clinical trials, MorphoSys continues to work diligently to maintain its drug development plans. Preparations for the commercialization of Monjuvi had incorporated the use of digital channels. In addition, the sales and medical teams are using a combination of virtual and face-to-face communication to market Monjuvi, which enables them to take the right response to the uncertainty caused by the COVID-19 pandemic in the U.S. Corporate Developments On March 4, 2020, MorphoSys announced that the Company’s Management Board had resolved, with the Supervisory Board’s consent, to increase the common stock of MorphoSys AG by issuing 907,441 new ordinary shares from Authorized Capital 2017-I, excluding the subscription rights of existing shareholders, to facilitate the purchase of 3,629,764 American Depositary Shares by Incyte. Each ADS represents one-quarter of one MorphoSys ordinary share. The new ordinary shares underlying the ADSs represent 2.84% of the registered common stock of MorphoSys prior to the implementation of the capital increase. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 21 On April 6, 2020, MorphoSys published a statement on the impact of the COVID-19 pandemic, which has represented an unprecedented challenge for the Company. The top priority for MorphoSys in all decisions has been the well-being of employees and patients. Business continuity plans were put in place to counter the effects of COVID-19. These plans include a number of actions to protect employees, including a work-from-home policy, flexible work schedules, restrictions on in-person meetings and business travel. In order to protect patients, the collaboration with clinics and investigators was intensified to ensure the supply of urgently needed medicines without running avoidable risks of infection. Patient enrollment and screening for the M-PLACE study (felzartamab (MOR202)), was temporarily suspended. For studies with a potentially significant benefit in life-threatening indications, enrollment continued. Due to the unpredictable consequences of the pandemic, the Company cannot rule out delays in clinical trials. Effective April 11, 2020, Supervisory Board member Frank Morich, M.D., resigned from his position on the Supervisory Board of MorphoSys AG at his own request. He joined the Supervisory Board in May 2015. A new Supervisory Board member was not appointed to succeed Frank Morich, M.D.; instead, the decision was made to reduce the Supervisory Board by one member. On April 21, 2020, MorphoSys announced the appointment of Roland Wandeler, Ph.D., to the Management Board of MorphoSys AG, effective May 5, 2020. As the new Chief Operating Officer, he is responsible for global sales and commercial activities and the Company’s operations in the United States. On May 27, 2020, MorphoSys held its Annual General Meeting for the 2019 financial year. This was the first Annual General Meeting held by the Company where shareholders and proxies were not physically present. The participation rate amounted to 60.28% of the share capital, and all proposals on the agenda were approved. The Annual General Meeting resolved to reduce the Supervisory Board to six members, adjust the Supervisory Board’s remuneration and amend the Articles of Association with respect to conducting and participating in the meeting due to the COVID-19 pandemic. Resolutions were also passed to cancel Authorized Capital 2017-I and create a new Authorized Capital 2020-I. A resolution was also passed granting subscription rights to members of the Management Board, the management of domestic and foreign affiliated companies, and selected employees of MorphoSys AG (2020 Stock Option Plan). On September 30, 2020, Jens Holstein, Chief Financial Officer (CFO), announced his intention to resign as CFO and member of the Company’s Management Board in order to pursue new challenges. He left MorphoSys in December 2020. On January 6, 2021, following the end of the reporting period, MorphoSys announced the appointment of Sung Lee as Chief Financial Officer (CFO) and member of the Management Board, effective February 2, 2021. On October 13, 2020, MorphoSys successfully placed convertible bonds in the amount of € 325 million, with a coupon of 0.625% p.a., maturing on October 16, 2025. The bonds were issued with the exclusion of shareholders’ subscription rights. Under certain circumstances, the convertible bonds may be redeemed by the Company on or after November 6, 2023. The proceeds of the offering are to be used for general corporate purposes, including proprietary development programs, in-licensing and/or M&A activities. Headcount Development On December 31, 2020, the MorphoSys AG had 464 employees (December 31, 2019: 379), 166 of whom hold Ph.D. degrees (December 31, 2019: 143). MorphoSys employed an average of 430 people in 2020 (2019: 352). MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

22 Management Report Of the current 464 employees, 338 worked in research and development, 126 in general and administrative positions. We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year. To compete successfully for the best employees, MorphoSys conducts an annual comparison of the Company’s compensation with that paid by other companies in the biotech industry and similar sectors and makes adjustments when necessary. The remuneration system at MorphoSys consists of fixed compensation and a variable annual bonus that is linked to the achievement of corporate goals. Individual goals promote both the employees’ personal development and the achievement of higher-level corporate goals. A “spot bonus” (given “on the spot”) is also promptly awarded to employees for outstanding accomplishments. We continued to use this instrument frequently during the reporting year. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 23 Macroeconomic and Sector-Specific Conditions CHANGES IN THE BUSINESS ENVIRONMENT In January 2021, the International Monetary Fund (IMF) forecast that the global economy would contract by 3.5% for 2020 (report “World Economic Outlook January 2021”) with a devastating pandemic hitting countries around the world for most of the year. This projected contraction, however, is 0.9 percentage point higher than projected in the previous forecast in October 2020, reflecting stronger-than-expected impact in the second half of 2020. The pandemic has had particularly adverse effects on economically more vulnerable people. This has been seen, for example, in the U.S. and Europe but also in emerging markets and developing economies. The IMF’s growth forecast for the advanced economies in 2020 was –4.9% (2019: 1.6%), and the forecast for the emerging and developing economies was –2.4% (2019: +3.6%). The IMF’s forecast for growth in the euro area in 2020 was –7.2% (2019: +1.3%), compared to –5.4% for Germany (2019: +0.6%); –3.4% for the U.S. (2019: +2.2%); 2.3% for China (2019: 6.0%), –3.6% for Russia (2019: +1.3%) and –4.5% for Brazil (2019: +1.4%). When managing its business activities, MorphoSys takes a number of potential macroeconomic risks and opportunities into consideration. CURRENCY DEVELOPMENT The EUR/USD exchange rate increased significantly year-on-year, and was quoted between US$ 1.20 and 1.23 at the end of 2020. The economic situation remains tense. The ongoing unresolved trade conflicts between the U.S. and China and the U.S. and the EU, as well as the economic losses triggered by tougher COVID-19 restrictions, are creating uncertainty, as are the remaining negotiations for the UK’s withdrawal from the European Union. The majority of our business transactions are conducted in euros and U.S. dollars. As we conduct our commercial and roll-out activities in the U.S., a strengthening of the U.S. dollar against the euro, all other things remaining equal, would have a positive impact on our operating result. Conversely, if the euro increased versus the US dollar, our royalties from sales of Tremfya—which are translated from U.S. dollars to euros — would decrease. We manage this risk through various mechanisms, such as optimizing our U.S. dollar assets against our U.S. dollar liabilities and maintaining a relatively small amount of U.S. dollars in our bank accounts. DEVELOPMENT OF THE ANTIBODY SECTOR In 2020, a total of 12 new antibodies were approved, including our first proprietary product Monjuvi, by either the FDA in the U.S. or the EMA in the EU. According to the article “Antibodies to Watch in 2021,” published in the mAbs Journal in November 2020, 88 new antibodies are currently in late-stage clinical development compared to 79 antibodies in the previous year. Of the 88 antibodies, 44 were developed for the treatment of cancer. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

24 Management Report We view the successful development and commercialization of the antibody segment as a positive signal and a confirmation of our strategy to focus our development activities on this class of drugs. Still, we cannot predict the clinical or market success of individual drug candidates. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 25 Analysis of Net Assets, Financial Position and Results of Operations Revenues Revenues in comparison to the prior year increased by more than 100 % to € 252.1 million (2019: € 73.2 million). In 2020, the major portion of external revenues was generated from antibody collaboration and license agreements with Incyte, Janssen and I-Mab Biopharma (2020: € 232.3 million; 2019: € 63.7 million from Janssen, GSK an I-Mab Biopharma). The major portion of the increase resulted from the collaboration and license agreement with Incyte in the amount of € 183.5 million. Revenues from royalties on net sales of Tremfya amounted to € 42.5 million (2019: € 31.8 million). Revenues with affiliated companies from Monjuvi product sales amounted to € 13.8 million, which were recognized for the first time after receiving marketing authorization in the US in August 2020. Revenues generated in financial year 2019 were mainly attributable to both royalties on net sales of Tremfya in the amount of € 31.8 million from Janssen and a milestone payment of € 22.0 million from GSK triggered by the first dosing of a patient upon the initiation of a phase 3 clinical development program. The Proprietary Development and Partnered Discovery segments contributed € 202.6 million (2019: € 35.3 million) and € 49.1 million Euro (2019: € 37.5 million), respectively, in total revenues. Of total revenues, companies based in Germany generated € 0.5 million (2019: € 0.7 million), and biotechnology and pharmaceutical companies and non-profit organizations based in North America contributed € 243.0 million (2019: € 33.1 million). Companies based in Europe (excluding Germany) and Asia contributed revenues of € 8.6 million (2019: € 39.4 million). Cost of Sales Cost of sales, which mainly consisted of the cost of inventories and research and development expenses, increased by € 19.5 million to € 141.2 million (2019: € 121.7 million). This change was foremost due to higher costs for external services (2020: €73.7 million; 2019: € 61.5 million) as well as higher personnel expenses (2020: € 45.9 million; 2019: € 36.2 million). The increase in external services mainly resulted from higher expenses for external laboratory services in connection with the development of tafasitamab. This was partially offset by the decline in material costs (2020: € 2.3 million; 2019: € 11.4 million). Selling Expenses Selling expenses increased by € 35.4 million to € 41.9 million (2019: € 6.5 million). This change was mainly related to higher expenses for external services and higher personnel cost in connection with the commercialization activities from Monjuvi in the US. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

26 Management Report General and Administrative Expenses General and administrative expenses amounted to € 41.2 million (2019: € 37.9 million. This increase mainly resulted from higher expenses for external services (2020: € 9.6 million; 2019: € 6.0 million). Other Operating Income, Other Operating Expenses, Other Interest and Similar Income as well as Other Interest and Similar expenses. Other operating income amounted to € 30.6 million, equaling a € 13.0 million increase compared to 2019. This item mainly included effects from foreign currency gains in the amount of € 14.9 million (2019: € 0.3 million), from the taxation of non-cash benefits in connection with the exercise of share-based payment programs by Company employees of € 8.7 million (2019: € 12.5 million), income from the sale of total shares in Vivoryon Therapeutics AG of € 1.6 million, realized gains from forward exchange transactions (forward rate agreements) of € 1.1 million (2019: € 1.1 million) and income from the reversal of provisions in the amount of € 3.8 million (2019: € 3.1 million). Other operating expenses increased from € 5.4 million in 2019 to € 47.3 million in 2020. The main reasons for the increase were the losses from foreign currencies (2020: € 30.9 million; 2019: € 1.2 million), losses from the sale of total shares of the affiliated company Lanthio Pharma B.V. in the amount of € 11.1 million as well as losses realized from forward exchange transactions (forward rate agreements) of € 5.0 million (2019: € 0.2 million). Other interest and similar income increased from € 0.9 million in 2019 to € 46.6 million in 2020 and mainly included the effects of € 41.8 million resulting from the subsequent valuation of the provision associated with the collaboration and license agreement with Incyte and interest income from loans to affiliated companies in the amount of € 3.6 million (2019: € 0.7 million). Other interest and similar expenses increased from € 0.1 million in 2019 to € 23.6 million in 2020 and mainly comprise the effects in the amount € 13.4 million from discounting the provision associated with the collaboration and license agreement with Incyte and interest expenses and transaction costs of € 7.0 million resulting from the issuance of convertible bonds in the reporting year. Income and Losses from Other Securities and Loans Presented under Financial Assets Income from other securities and loans presented under financial assets amounted to € 0.9 million (2019: € 0.7 million) and included realized gains from the sale of marketable securities. Losses from other securities and loans presented under financial assets amounted to € 14.5 million in the 2020 (2019: € 0.2 million) and comprised unrealized losses from the valuation as well as realized losses from the sale of marketable securities. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 27 Impairment of Financial Assets and Current Securities In 2020, the impairment of financial assets consisted of an impairment amounting to € 0.4 million on the share in adivo GmbH. In 2019, impairments amounting to € 2.3 million on the share in the affiliated company Lanthio Pharma B.V. and on the share in the amount of € 1.3 million in Vivoryon Therapeutics AG was included. Expenses from Contribution agreements In 2020, the expenses from contribution agreements included the absorption of start-up costs incurred in 2020 and a contribution for operating costs to the affiliated company MorphoSys US Inc. totaling € 65.7 million. Result after Taxes / Net Loss The aforementioned effects and the income tax expense of the reporting year of € 64.8 million (driven by the fact that the Incyte financial liability is not tax deductible with € 527.0 million) lead to a result after taxation of € -108.6 million (2019: € -83.1 million) and a net loss in the amount of € -108,6 million. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

28 Management Report Financial Position PRINCIPLES OF FINANCIAL MANAGEMENT At MorphoSys, the primary goal of financial management is to ensure sufficient liquidity reserves at all times for the Company’s continued growth. The most important sources of this liquidity are the commercial operations of the individual business units and the related cash inflows. Cash flow projections and scenarios are used to determine the level of liquidity needed. INVESTMENTS MorphoSys’s investments in property, plant and equipment amounted to € 2.2 million. Depreciation of property, plant and equipment amounted to € 1.7 million in 2020 (2019: € 1.8 million). In 2020, the Company invested € 21.4 million (2019: € 0.1 million) in intangible assets, namely licenses. Amortization of intangible assets increased in comparison to the previous year and amounted to € 1.4 million in 2020 (2019: € 0.2 million). In 2020, an impairment loss of € 2.0 million (2019: € 0.1 million) was recognized for licenses. LIQUIDITY As of December 31, 2020, the Company held liquid funds, bank deposits, other securities presented under current assets and other financial assets in the amount of € 1,190.9 million, compared to € 342.4 million on December 31, 2019. The increase in liquidity resulted primarily from payments received after signing of the collaboration and license agreement with Incyte for the further development and commercialization of Monjuvi. This was partially offset by the use of cash for operating activities in the 2020 financial year. Net Assets ASSETS Total assets increased by € 988.8 million to € 1,487.8 million as of December 31, 2020, compared to € 499.0 million as of December 31, 2019. The increase in intangible assets (€ 18.0 million), inventories (€ 6.8 million), receivables and other assets (€ 495.7 million), securities (€ 458.4 million) and cash on hand and cash at banks (€ 32.8 million) was partially offset by a decrease in financial assets (€ 26.2 million). This change in securities, other assets and cash on hand and cash at banks was mainly due to the investment of the cash received under the collaboration and license agreement with Incyte and the issuance of the convertible bond. The increase in receivables due from affiliated companies is mainly due to the utilization of the credit facility agreement with MorphoSys US Inc. PROVISIONS AND LIABILITIES As of December 31, 2020, provisions totaled € 673.5 million, compared to € 83.6 million in the prior year. The increase in other provisions from € 83.5 million to € 608.6 million was primarily due to the MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 29 recognition of the collaboration and license agreement with Incyte (2020: € 527.0 million). Tax provisions increased from € 0.1 million to € 64.9 million. Liabilities increased from € 8.8 million by € 367.1 million to € 378.4 million. This increase resulted from the issuance of convertible bonds and interest recognized ratably in the year under review in the amount of € 325.4 million as well as from the change in liabilities that were not yet due as of the reporting date. EQUITY On December 31, 2020, equity amounted to € 435.8 million, compared to € 405.0 million on December 31, 2019. The number of shares issued as of December 31, 2020 totaled 32,890,046, of which 32,758,632 shares were outstanding (December 31, 2019: 31,957,958 and 31,732,158 shares, respectively). In comparison to December 31, 2019, the number of authorized ordinary shares increased from 14,843,488 to 15,214,050. The number was reduced by the capital increase of € 907,441 from the Authorized Capital 2017-I carried out in April 2020 under the collaboration and license agreement with Incyte. At the Annual General Meeting on May 27, 2020, Authorized Capital 2020-I in the amount of € 3,286,539 was newly created, and the remaining Authorized Capital 2017-I in the amount of € 2,008,536 was canceled. Under Authorized Capital 2020-I, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions on or before the end of May 26, 2025 against cash contributions by a total of up to € 3,286,539 by issuing up to 3,286,539 new no-par-value bearer shares. In comparison to December 31, 2019, the number of ordinary shares of conditional capital increased from 6,340,760 to 7,630,728. At the Annual General Meeting on May 27, 2020, Conditional Capital 2020-I in the amount of € 1,314,615 was newly created. The exercise of 24,647 conversion rights in 2020 had an offsetting effect. On December 31, 2020, the Company held 131,414 treasury shares with a value of € 4,868,744 — a decrease of € 3,488,506 compared to December 31, 2019 (225,800 shares, € 8,357,250). The reason for this decrease was the transfer of 91,037 treasury shares amounting to € 3.4 million to the Management Board and selected employees of the Company (beneficiaries) from the 2016 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2020 and offered beneficiaries a six-month period until October 20, 2020 to receive a total of 91,037 shares. In addition, 3,349 treasury shares for an amount of € 0.1 million from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc. Consequently, the number of MorphoSys shares owned by the Company as of December 31, 2020, was 131,414 (December 31, 2019: 225,800). As of December 31, 2020, additional paid-in capital amounted to € 751.2 million, compared to € 616.2 million as of December 31, 2019. The increase in additional paid-in capital of € 135.0 million mainly resulted from the capital increase under the collaboration and license agreement with Incyte The net loss for 2020 of € 108.6 million increased the accumulated deficit carried forward from 2019 of € 261.7 million to a total of € 370.4 million. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

30

Management Report

Financing

The Companys equity ratio as of December 31, 2020, amounted to 30%, compared to a level of 81% on December 31, 2019.

On October 16, 2020, the Company placed unsubordinated, unsecured convertible bonds maturing on October 16, 2025 for a nominal amount of € 325.0 million. The convertible bonds were issued at 100% of their nominal amount and carry a semi-annual coupon of 0.625% per year.

Currently, the Company does not have any financial liabilities to financial institutions.

Off-Balance-Sheet Financing

MorphoSys does not use any off-balance-sheet financing instruments such as the sale of receivables, asset-backed securities, sale-and-leaseback transactions or contingent liabilities in combination with non-consolidated special-purpose entities.

Comparison of actual business results versus forecasts

MorphoSys demonstrated solid financial performance during the 2020 reporting year. A detailed comparison of the Company's forecasts versus the actual results can be found in Table 01.

TAB. 01: COMPARISON OF ACTUAL BUSINESS RESULTS VERSUS FORECASTS

	2020 Targets	2020 Results
Financial targets	Revenues between € 225 million and € 235 million, thereof royalties from Tremfya between € 37 million and € 42 million	Group revenues of € 252.1 million, thereof royalties from Tremfya of € 42.5 million Forecast exceeded due to Monjuvi launch
	Research and development expenses between € 130 million and 140 million	Research and development expenses of € 127.6 million
	Selling expenses in the high double-digit million range	Selling expenses of € 41.9 million Lower expenses in connection with the Monjuvi launch
	General and administrative expenses: Significant cost increase (2019: € 37.9 million)	General and administrative of € 41.2 million
	Earnings before tax (EBT) between € 20 million and € 40 million	Earnings before taxes (EBT) of €-43.8 million Earnings before taxes lower than expected due to expenses from contribution agreements
	Significant increase in liquidity (2019: € 342.4 million)	Liquidity amounts to € 1,190.9 million

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Management Report 31

	2020 Targets	2020 Results
Proprietary Development	Tafasitamab	Tafasitamab
	• Market launch of tafasitamab in combination with lenalidomide for r/r DLBCL in the U.S. planned for mid-2020 (given U.S. FDA approval), together with our partner Incyte under the collaboration and license agreement signed in January 2020	• FDA approval in July of Monjuvi in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT)
	• Incyte's support in the submission of a marketing authorization application for tafasitamab in combination with lenalidomide for r/r DLBCL to the European EMA by mid-2020; Incyte has exclusive commercialization rights outside of the U.S.	• Validation of marketing authorization application (MAA) by EMA for tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma in May
	• Continued expansion of the commercial structures and strategic presence in the U.S. to ensure the readiness for the marketing of tafasitamab by mid-2020 following regulatory approval, complemented by the commercial expertise and infrastructure of Incyte	• Necessary commercial infrastructures put in place and key positions filled in Boston, as well as preparations of the joint MorphoSys and Incyte team for early regulatory approval successful
	• Continuation of the phase 1b study with tafasitamab initiated in December 2019 in first-line DLBCL (firstMIND)	• Recruitment for firstMIND completed ahead of schedule
	• Continuation of the pivotal phase 3 study evaluating tafasitamab in combination with bendamustine in comparison to rituximab and bendamustine in r/r DLBCL (B-MIND trial) and the increase in number of patients to 450 patients	• Continuation of B-MIND study: recruitment in order to increase number of patients to 450 was progressing well
	• Continuation of the phase 2 COSMOS study of tafasitamab in CLL/SLL in combination with idelalisib or venetoclax	• Continuation of COSMOS study: treatment and follow up of patients ongoing
	• Expansion of tafasitamab's clinical development beyond DLBCL under the collaboration and licensing agreement signed with Incyte in January 2020. This will include other indications as well as various investigator-initiated studies already scheduled	• Preparations to expand clinical development of tafasitamab beyond DLBCL in additional indications, such as relapsed or refractory follicular lymphoma (r/r FL) and marginal zone lymphoma (r/r MZL) further advanced to enable study initiation in 2021; several investigator-initiated studies initiated or in planning; collaboration agreement reached with Xencor to study tafasitamab in combination with lenalidomide and plamotamab

MorphoSys AG – Plenegy – Annual Financial Statements as of December 31, 2020

MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 33 Partnered Progress in development programs with partners Guselkumab (Tremfya; Partner: Janssen): Discovery • FDA approval in July for the treatment of adult patients suffering from active psoriatic arthritis (PsA) • A positive CHMP recommendation in October for the treatment of active psoriatic arthritis (PsA) in the European Union (EU) • European Commission’s approval received in December for the treatment of adult patients with active psoriatic arthritis (PsA) Partner Novartis: • 15th antibody from the collaboration started clinical development in June • Start of phase 2 clinical trial in September for NOV-14 (CSJ117) in patients with severe uncontrolled asthma and NOV-8 (CMK389) clinical trial in patients with chronic pulmonary sarcoidosis • Start of clinical development in November of a further antibody under the collaboration THE MANAGEMENT BOARD’S GENERAL ASSESSMENT OF BUSINESS PERFORMANCE The 2020 financial year was a special one for MorphoSys and its employees. MorphoSys emerged from this eventful and dynamic financial year even stronger, despite all the limitations. While the pandemic constituted a major challenge to the Company and its operations, as well as to the employees and their private lives, we were able to successfully overcome these together. In our operating business, we paved the way to decisively advance our transformation. In January 2020, for example, we successfully concluded negotiations with the U.S. company Incyte on a far-reaching collaboration and license agreement and signed a partnership with Incyte for the further development of the proprietary CD19 antibody tafasitamab. The collaboration with Incyte on the commercialization side is of strategic importance. This transaction was also an important step for the rapid, joint preparation for the co-commercialization of tafasitamab in the U.S. In July 2020, the FDA granted accelerated approval for Monjuvi in combination with lenalidomide in the treatment of adults with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are ineligible for autologous stem cell transplantation. Monjuvi has been the first and, so far, only FDA approval of a second-line therapy for adult patients. We are very proud of this approval and of the speed of Monjuvi’s roll-out in the market. Monjuvi was immediately launched in the U.S. for treating this type of blood cancer and supplied to specialized distributors. In the first week following approval, the first order was shipped and, in the second week, the first patient was treated. Monjuvi product sales totaled US$ 22 million since launch in mid-August 2020. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

34 Management Report As the year progressed, we achieved further milestones with tafasitamab: In May 2020, the marketing authorization application for tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma was validated by the EMA, allowing the assessment process to formally begin. Several clinical trials were continued to establish tafasitamab as a standard therapy for DLBCL and develop it for other indications. In November 2020, we entered into a clinical collaboration agreement with Incyte and Xencor to evaluate the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory diffuse large B cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (FL). In the 2020 financial year, revenues grew to € 252.1 million and EBT improved to € -43.8 million. Revenues consisted primarily of € 183.5 million in revenues from the collaboration and license agreement with Incyte. In addition, revenues of Tremfya increased in 2020, resulting in higher royalty payments compared to the previous year. The year-on-year change in EBT resulted from higher revenues offset by expenses for the development and commercialization of tafasitamab and expenses from contribution agreements for expenses of the US located subsidiary. Our cash and cash equivalents of € 1,190.9 million are a confirmation of the strength of the Company’s financial resources. In addition, significant progress was made in the other clinical development programs during the financial year: Research and development continued on the CD38 antibody felzartamab (MOR202), which is a proprietary development based on our HuCAL antibody technology. Felzartamab (MOR202) could be used against autoimmune diseases, among other indications. First data from the phase 1/2 M-PLACE (proof-of-concept) study in membranous nephropathy (aMN) are expected in H1 2021. In April 2020, the first patient in mainland China was dosed with felzartamab (MOR202/TJ202) in an ongoing phase 3 clinical trial conducted by our partner I-Mab. This trial is evaluating the human CD38 antibody felzartamab (MOR202/TJ202) in combination with lenalidomide in patients with relapsed or refractory multiple myeloma. In July 2020, the FDA approved Tremfya for the treatment of adult patients with active psoriatic arthritis (PsA), followed by a corresponding approval from the European Commission in December 2020. Tremfya was developed by Janssen using MorphoSys’ antibody technology HuCAL and approved in 2017 for the treatment of psoriasis. MorphoSys receives royalties for its contribution to the development of Tremfya. In September 2020, we and our partner I-Mab announced the approval of the Investigational New Drug (IND) application for the MOR210/TJ210 antibody by the FDA. The phase 1 clinical trial investigating safety, tolerability, pharmacokinetics and pharmacodynamics started dosing the first patient in January 2021. MorphoSys placed convertible bonds in the amount of € 325 million with institutional investors in October. The proceeds will be used for general corporate purposes, including proprietary development programs, in-licensing and/or M&A transactions. An exclusive license agreement was signed in November 2020 with Cherry Biolabs (based in Germany) to use Hemibody technology for up to six targets. Hemibody technology is expected to enable us to develop MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 35 novel drugs for effector T-cell recruitment with higher precision and an improved tolerability profile in cancer patients as part of the CyCAT platform. For almost the entire 2020 financial year, MorphoSys dealt with a novel and unpredictable situation: the COVID-19 pandemic. Maneuvering this situation required prudent planning, which was continuously adapted to sometimes rapidly changing conditions. MorphoSys’ top priority is the well-being and safety of its employees, partners in healthcare and patients. Thanks to the measures and efforts implemented, the impact of the pandemic on our employees and operations became manageable. The Company was able to avoid drastic restrictions in clinical trials, for example, with regard to patient recruitment and monitoring. Enrollment in all ongoing tafasitamab studies continued as planned, as did the enrollment for the M-PLACE study with felzartamab (MOR202), after an interruption. Sales and medical team members used a combination of digital and face-to-face communication to perform their duties without severe limitations. In-house research was also only slightly affected by COVID-19. MorphoSys was able to prove that it can manage a decidedly demanding and large program very well, even under the challenging conditions of the 2020 financial year. At the end of 2020, two products deriving from MorphoSys’ pipeline were on the market, 28 compounds were in clinical development. The pipeline comprised a total of 116 drug candidates. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

36 Outlook and Forecast Management Report MorphoSys’ business model focuses on the development of innovative drug candidates using proprietary technologies such as the HuCAL or the Ylanthia antibody library. The Company develops drug candidates both in-house and in collaboration with partners. The aim is to offer better treatment options to seriously ill patients. The Company’s own development activities are mainly focused on compounds for the treatment of cancer and autoimmune diseases, which are to be brought to market and commercialized. GENERAL STATEMENT ON EXPECTED DEVELOPMENT MorphoSys has defined three strategic value drivers: • Revenues from the commercialization of proprietary products, such as Monjuvi • Milestone payments and royalties from the commercialization and clinical development of products and product candidates by partners, e.g. the royalty payments from sales of Tremfya, which is developed and commercialized by partner Janssen • Further development of proprietary products and the use of in-licensed technology platforms to generate new pipeline candidates and fully exploit the broad potential The combination of the three pillars is central to MorphoSys’ transformation into a fully integrated biopharmaceutical company, which is expected to continuously contribute to attractive value creation for its shareholders. The Management Board expects the following developments in 2021: • Expansion of revenues affiliated companies in connection with the supply of Monjuvi to safeguard commercialization in the U.S. for the full financial year, with commercialization driven by its own capabilities and strategic presence of the subsidiary in the US and supported by the expertise and structures of partner Incyte • Further clinical development of proprietary product candidates tafasitamab and felzartamab (MOR202); • Further expansion of the proprietary pipeline through own development activities as well as potential in-licensing, corporate acquisitions or development collaborations • Investment of funds from successful clinical developments of our partners as well as their product sales into the development of our own programs • Investment in proprietary technology development as well as complementing and combining it with new technologies with the goal of maintaining or expanding MorphoSys’ leading position in the field of therapeutic antibodies and related technologies • Exploration of new strategic collaborations aimed at gaining access to innovative targets and compounds • Continued careful monitoring of COVID-19 pandemic and, if necessary, adjustment through appropriate measures necessary The expected developments or development progress of the pipeline are presented in detail below under “Future research and development”. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 37 STRATEGIC OUTLOOK MorphoSys invests a significant portion of its financial resources in its own research and development and in its own commercialization structures. The focus of the Company’s entrepreneurial activities is on cancer and autoimmune diseases. The strategy is increasingly geared towards developing projects in-house into the late phases of clinical research and, if necessary, taking them through to commercialization. The Management Board believes that this is the best way to increase the value of the Company in the long term. The strategic goal of the Management Board is to put the Company’s revenues on a broad basis. Revenues from own research successes, goal-oriented partnerships, and leveraging the full potential of the Company’s own antibody libraries should contribute to this. The aim of linking the three pillars – commercialization, partnerships and technology platforms – is to achieve the broadest possible pipeline of internal and external active substances or product candidates. The first of these three pillars is the generation of direct revenues from the commercialization of internally developed products. Of central importance for MorphoSys is the value creation from tafasitamab. Following the approval and launch of Monjuvi in the U.S. in 2020, approval procedures are also underway for Europe and other regions such as Switzerland and Canada. There, tafasitamab would be marketed by Incyte and MorphoSys is entitled to royalties. The Management Board is convinced that tafasitamab could offer tremendous future potential, for example as a first-line therapy in DLBCL as well as in other indications. Tafasitamab is anticipated to become a key component in the treatment of DLBCL and in other therapies. MorphoSys and Incyte have also identified significant unmet medical need and commercial opportunities for tafasitamab in non-Hodgkin’s lymphoma outside DLBCL. With felzartamab (MOR202), MorphoSys has another proprietary development candidate in autoimmune diseases. Successful partnerships are a second driver of value generation in that milestone payments and royalties (in the event of market approval) provide a continuous revenue stream. One example is Tremfya, which was developed by our partner Janssen to market approval. Partnered programs such as otilimab with GSK, felzartamab (MOR202) in multiple myeloma with I-Mab or gantenerumab with Roche are the next candidates that could reach market maturity. As a third pillar, the technology platforms and antibody libraries will continue to deliver their added value as they have in the past. These are anticipated to further expand the research pipelines and open up future growth opportunities for MorphoSys. Examples include the established proprietary platforms HuCAL, Ylanthia and Slonomics, as well as the innovative technologies OkapY and CyCAT. To be successful in all three business areas, continuous investments in the Company’s further development is not only sensible, but essential. EXPECTED ECONOMIC DEVELOPMENT In its January 2021 report, the International Monetary Fund (IMF) projected global economic growth of 5.5% in 2021, compared to a forecast of –3.5% for the year 2020. This forecast is made with exceptional uncertainty: While recent vaccine approvals have raised hopes of a turnaround in the pandemic later this year, renewed waves and new variants of the virus are of concern. On the positive side, in addition to the MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

38 Management Report vaccines, there is an expectation of additional policy support in a few large economies. Growth in advanced economies is anticipated to reach 4.3% in 2021, compared to the forecast of –4.9% for 2020. The IMF expects growth in the euro area to 4.2% in 2021 compared to –7.2% forecast for 2020. Growth in Germany is anticipated to rise to 3.5% in 2021 (2020: –5.4%), and the IMF projection for U.S. economic growth in 2021 is 5.1% (2020: –3.4%). The IMF’s 2021 growth forecast for the emerging and developing countries is 6.3% (2020: –2.4%), and growth in China in the coming year is projected at 8.1% (2020: 2.3%). Russia’s economy is anticipated to grow 3.0% (2020: –3.6%). Brazil is expected to experience positive growth, projected at 3.6% for 2021 (2020: –4.5%). MorphoSys AG has implemented a business continuity plan to largely prevent the collapse of critical business processes and ensure their resumption in the case of a natural disaster, public health emergency such as the novel coronavirus, or other serious events. However, depending on the severity of the situation, it may be difficult or, in some cases, impossible to avoid an interruption in our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event, and we may incur substantial costs that could have a material adverse effect on our business. EXPECTED DEVELOPMENT OF THE LIFE SCIENCES SECTOR In early December 2020, at the end of an unprecedented year, BioCentury (“2021 Predictions: a BioCentury survey” December 18, 2020) surveyed a group of 18 biopharma C-suite executives, pharma R&D heads and investors based in the U.S., Europe and China. Two findings stood out: an overwhelming confidence that mRNA technology would take off, and a strong expectation for more consolidation among the mega-cap biopharmaceutical companies. If the Group’s predictions hold true, the IPO boom in 2020 could continue in 2021, and some new targets and technologies could show clinical proof of concept. At the end of 2020, an editorial was published by BioCentury (“Innovations forged in the COVID crucible will reshape medicine, ” December 31, 2020), which reviewed the paradigm shifts brought about by the 2020 COVID-19 pandemic, noting that an entire decade’s worth of changes had been compressed into a ten-month period. In order to realize the full potential of these advances, however, the author cautioned that smart government strategies, including government investment and regulation, will be necessary. Investments in healthcare will need to increase as well as the competence of government institutions and the trust placed in them. The article also noted that biopharmaceutical companies, regulators, academic researchers, funders and payers as a whole must be willing to change the way they work in order to incorporate some of the collaborative ways of working demonstrated in the pandemic into their routine operations. The high level of innovation in the biotechnology sector is reflected in the number of new FDA product approvals in 2020. Despite the challenges posed by the COVID-19 crisis, 53 new compounds were approved in comparison to 48 in 2019, and a record of 59 in 2018. This figure does not include approvals from the Center for Biologics Evaluation and Research (CBER). The European Medicines Agency (EMA) recommended the approval of 39 new active ingredients in 2020, up from 30 in the prior year. According to the report by PricewaterhouseCoopers (PwC) entitled “Pharma & Life Sciences Deals Insights: 2021 Outlook”, there is optimism that 2021 will see a return to normalcy in the pharmaceutical and healthcare sector. Deal activity in 2021 is projected to reach between US$ 250 – 275 billion for the year. The total value of deals in 2020 was US$ 184.2 billion, 48.6% lower in comparison to the prior year. In 2021, innovation and the necessary economies of scale are the factors expected to drive activity as a result MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 39 of the headwinds from the pandemic as well as uncertainty surrounding the regulatory and tax environment and drug pricing policies. Deal activity is expected across all subsectors and transaction sizes, with large pharma companies looking to continue to grow through M&A as companies look to make long-term investments in key therapeutic categories such as oncology and cell and gene therapy. FUTURE RESEARCH AND DEVELOPMENT AND EXPECTED BUSINESS PERFORMANCE MorphoSys’ investments in research and development will continue, with the majority to be directed towards developing the Company’s proprietary drug candidates tafasitamab and felzartamab (MOR202), and new drug discovery. Most of these funds will be used in the broad clinical development of tafasitamab in the short- to medium-term, while further investments is planned for target identification, related antibody development and technology development. Planned investments in proprietary drug candidates and technologies are expected to continue to lead to progressive maturity of product candidates in the pipeline. The following events and development activities are planned in the year 2021: • Continue the phase 1b trial of tafasitamab in previously untreated DLBCL (firstMIND) Initiate a pivotal phase 3 trial of tafasitamab in previously untreated DLBCL (frontMIND) • Initiate a pivotal phase 3 trial (inMIND) of tafasitamab in patients with indolent lymphoma (r/r FL/MZL) • Investigate tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (r/r FL) jointly with Incyte and Xencor • Continue the L-MIND study of tafasitamab and evaluate the long-term efficacy and safety data • Continue the pivotal phase 3 trial (B-MIND) of tafasitamab in combination with bendamustine for r/r DLBCL • Continue the phase 2 COSMOS study with tafasitamab in CLL/SLL in combination with idelalisib and venetoclax • Support Incyte in its initiated regulatory submissions to the EMA, Swissmedic and Health Canada for tafasitamab in combination with lenalidomide for r/r DLBCL • Also support Incyte in submitting marketing authorization applications in other markets • Generate data from the phase 1/2 M-PLACE (proof-of-concept) study of felzartamab (MOR202) for the treatment of anti-PLA2R-positive membranous nephropathy • Continue dose schedule finding study (New-PLACE) in membranous nephropathy • Support partner I-Mab in the regulatory filing (BLA) for felzartamab (MOR202/TJ202) for multiple myeloma in China • Continue and/or initiate development programs for antibody identification and preclinical development We also expect the following events to occur in 2021 for programs that are driven by partners and where we benefit in the form of royalties and milestone payments if successful: • Publication of preliminary results of the OSCAR study using otilimab for the treatment of severe pulmonary COVID-19 related disease by partner GSK in February 2021 • As the clinical development of drug candidates progresses, we expect individual product candidates in the partnered pipeline to continue to mature. Whether, when and to what extent any news will be published after the primary completion of the studies is solely at the discretion of our partners MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

40 Management Report EXPECTED DEVELOPMENT OF THE FINANCIAL POSITION AND LIQUIDITY MorphoSys has transformed from a research and technology platform focused business into a commercial biopharmaceutical company, with its first product launched in 2020. As our business model has changed, we will adapt our guidance parameters and guide total revenues, operating expenses and research and development expenses going forward. These parameters place the right emphasis on the Company’s main drivers: Sustainable revenue growth from product sales and royalties as well as continued investment to expand our pipeline and support the ongoing launch of Monjuvi. For the 2021 financial year, the Management Board is projecting revenues of € 95 million to € 145 million. This forecast includes the recently announced € 16 million milestone payments from GSK, but excludes other potential significant milestones from development partners and/or licensing partnerships. 2021 operating expenses are expected to be in the range of € 260 million to € 290 million, with R&D representing 65-70% of the total. The R&D expenses represent our continued investment in the development of tafasitamab, felzartamab (MOR202), early-stage development programs, and further development of our technologies. The guidance is subject to a number of uncertainties including, but not limited to, the ongoing COVID-19 pandemic and its impact on MorphoSys’ business operations. In the years ahead, events such as the in-licensing and out-licensing of development candidates and significant milestone payments and royalties from the market maturity of HuCAL and Ylanthia antibodies could have an impact on the Company’s net assets and financial position. Such events could cause financial targets to change significantly. Similarly, failures in drug development could have negative consequences for MorphoSys. Negative effects from a further pandemic similar to COVID-19 or from COVID-19 variants are also possible or cannot be excluded. Revenue growth in the near- to medium-term will depend on the Company’s ability to successfully commercialize Monjuvi. At the end of the 2020 financial year, MorphoSys had cash and investments of € 1,190.9 million (December 31, 2019: € 342.4 million). MorphoSys possesses sufficient liquidity to fund the development of its proprietary portfolio, execute the Monjuvi ongoing launch and be opportunistic about the in-licensing of technologies and compounds, as well as partnerships with promising companies. DIVIDEND In the separate financial statements of MorphoSys AG, prepared in accordance with German Generally Accepted Accounting Principles (German Commercial Code), the Company is reporting an accumulated deficit, which prevents it from distributing a dividend for the 2020 financial year. In view of the anticipated losses in 2021, the Company expects to continue to report an accumulated loss for the 2021 financial year. MorphoSys plans to invest further in the development of proprietary drugs and to pursue new in-licensing agreements and acquisitions to open up new growth opportunities and increase the Company’s value. Based on these plans, the Company does not expect to pay a dividend in the foreseeable future. This outlook takes into account all known factors at the time of preparing this report and is based on the Management Board’s assumptions of events that could influence the Company in 2021 and beyond. Future results may differ from the expectations described in the section entitled “Outlook and Forecast.” The most significant risks are described in the risk report. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 41 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

42 Management Report Risk and Opportunity Report We operate in an industry characterized by constant change and innovation. The challenges and opportunities in the healthcare sector are influenced by a wide variety of factors. Global demographic changes, medical advances, and the desire to improve the quality of life provide excellent growth opportunities for the pharmaceutical and biotechnology industries; however, companies must also grapple with growing regulatory requirements in drug development and cost pressure on the healthcare systems. We make a great effort to systematically identify new opportunities and leverage our business success to generate a lasting increase in enterprise value. Entrepreneurial success, however, is not achievable without conscious risk-taking. Through our worldwide operations, we are confronted with a number of risks that could affect our business performance. Our risk management system identifies these risks and evaluates them and takes suitable action to avert risk and reach our corporate objectives. A periodic strategy review ensures that there is a balance between risk and opportunity. We assume risk only when it involves an opportunity to increase the Company’s value. RISK MANAGEMENT SYSTEM The risk management system is an essential element of our corporate governance and ensures adherence to good corporate governance principles and compliance with regulatory requirements. We have a comprehensive system in place to identify, assess, communicate and deal with risk. Our risk management system identifies risks as early as possible and details the actions we can take to limit operating losses and avoid risks that could jeopardize our Company. All actions to minimize risk are assigned to risk officers, who are also members of our Senior Management Group. All of our material risks in the various business segments are assessed using a systematic risk process that is carried out twice a year. Risks are evaluated by comparing their financial impact with their probability of occurrence and without initiating a risk mitigation process. This method is applied over assessment periods of 12 months and three years to include the risk related to our proprietary development that has a longer duration. Additionally, there is a long-term strategic risk assessment that spans more than three years (qualitative assessment). An overview of the current risk assessment can be found in Tables 02 and 03. Risk managers enter their risks into an IT platform that makes monitoring, analyzing and documenting risks much easier. The risk management system distinguishes risk owners from risk managers. For risks in relation to clinical development, the risk owner is the responsible business team head for the respective clinical program. For non-clinical risks, the risk owner is the responsible department head. Employees from the respective area of the risk owners are designated as risk managers if the risks included in the risk management system fall within their area of responsibility. Risk owners and risk managers are required to update their risks and assessments at half-yearly intervals. This process is coordinated and led by the Group Controlling & Risk Management Department, which is also responsible for monitoring the evaluation process and summarizing the key information. The information is presented regularly to the Management Board, who presents the results to the Supervisory Board twice a year. The entire evaluation process is based on standardized evaluation forms. Risk management and monitoring activities are carried out by the relevant managers. The changes in the risk profile resulting from these activities MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 43 are recorded at regular intervals. It is also possible to report important risks on an ad hoc basis should they occur outside of the regular intervals. The risk and opportunity management system combines a bottom-up approach for recognizing both short- and medium-term risks with a top-down approach that systematically identifies long-term global risks and opportunities. As part of the top-down approach, workshops are held twice per year with selected members of the Senior Management Group. These workshops assess and discuss the long-term risks and opportunities, including those exceeding a period of three years, in different areas of the Company. The evaluation process is solely qualitative. The risks are listed in Table 03. PRINCIPLES OF RISK AND OPPORTUNITY MANAGEMENT We continually encounter both risks and opportunities that could have a potential material impact on our net assets and financial position, as well as a direct effect on intangible assets, such as our image in the sector or our brand name. We define risk as an internal or external event that has a direct impact. In handling risk, we include an assessment of the potential financial impact on our goals. There is a direct relationship between opportunity and risk. Seizing opportunities has a positive influence on our goals, whereas the emergence of risk has a negative influence. RESPONSIBILITIES UNDER THE RISK AND OPPORTUNITY MANAGEMENT SYSTEM Our Management Board is responsible for the risk and opportunity management system and ensures that all risks and opportunities are evaluated, monitored and presented in their entirety. The Group Controlling & Risk Management Department coordinates the risk management process and reports regularly to the Management Board. The Supervisory Board has appointed the Audit Committee to monitor the effectiveness of our risk management system. The Audit Committee periodically reports its findings to the entire Supervisory Board, which is also directly informed by the Management Board twice a year. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

44 Management Report FIG. 01: RISK AND OPPORTUNITY MANAGEMENT SYSTEM AT MORPHOSYS MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 45 ACCOUNTING-RELATED INTERNAL CONTROL SYSTEM To ensure accurate bookkeeping and accounting and maintain reliable financial reporting in the financial statements of MorphoSys AG and management report, we use internal controls through our financial reporting, which we have expanded pursuant to the SOX regulations (Sarbanes-Oxley Act of 2002, Section 404), in addition to Company-wide reporting guidelines and other measures, such as employee training and ongoing professional education. This essential component of accounting consists of preventative, monitoring and detection measures intended to ensure adequate security and control in accounting and operating functions. Detailed information about the internal control system for financial reporting can be found in the Corporate Governance Report. RISKS ACCORDING TO THE RISK MANAGEMENT SYSTEM RISK CATEGORIES Within the scope of our risk assessment, we assign risks to six categories, which are described below. The assessment of the relevance of the risks is not distinguished according to categories but according to impact and probability of occurrence. Consequently, Table 02, which lists our greatest risks, does not necessarily include risks from all six categories. FINANCIAL RISK Our financial risk management seeks to limit financial risk and reconciles this risk with the requirements of our business. Financial risk can arise in connection with licensing agreements, for example when the out-licensing or commercialization of products does not materialize, is delayed, or is realized at terms and conditions other than initially expected. Risk also arises when revenues do not reach their projected level or when costs are higher than planned due to higher resource requirements. Detailed project preparations, such as those made through in-depth exchanges with internal and external partners and consultants, ensure the optimal starting point early in the process and are important for minimizing risk. The financial risk relating to tafasitamab was minimized at the beginning of 2020 through the partnership with Incyte and in mid-2020 with tafasitamab’s approval in the United States by the U.S. FDA. Nevertheless, there continues to be a risk that tafasitamab’s approval in other countries may not be granted, may be delayed, or may require further studies. There is also a risk that the FDA could revoke its approval in certain circumstances, that revenues and royalties may be delayed or lower than expected, and that investments in further clinical studies may not achieve the desired success (such as further approvals in other patient segments or indications) and that long-term product supply commitments to our contract manufacturers may have to be made before the success of tafasitamab can be more accurately predicted. With regard to felzartamab (MOR202), we continue to bear the full financial risk related to the development and subsequent commercialization outside China, Hong Kong, Macao and Taiwan (partnered with I-Mab). The commitments to manufacturers for this product are also progressively increasing. Whether a further partnership will be pursued alongside I-Mab for felzartamab (MOR202) will be decided at a later date after carefully weighing the risks and opportunities of doing so. For partnered programs, such as MOR210, there are some cases in which we retain some risk related to clinical development. For programs, such as those that are in-licensed or purchased, there is a risk that the benefits may not materialize as anticipated after costs have been incurred. Detailed analyses of the programs under consideration are conducted together with our internal consultants and, if necessary, external consultants, which ensures that we have made a thorough assessment, which minimizes risk. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

46 Management Report Continuing economic difficulties in Europe indicate that potential bank insolvencies still pose a financial risk. This is the reason we continue to invest only in those funds and bank instruments that are deemed safe – to the extent this is possible and foreseeable – and that have a high rating and/or are secured by a strong partner. We limit our dependence on individual financial institutions by diversifying and/or investing in lower-risk money market funds. However, a strategy that eliminates all risk of potential bank insolvency would be too costly and impractical. German government bonds, for example, are a very secure form of investment but currently trade with negative interest rates. A further risk is the receipt of adequate interest on financial investments, particularly in light of today’s negative key interest rates. It is currently very difficult for us to invest within the scope of our company policies and still avoid negative interest rates. We invest, when possible, in instruments that yield positive interest rates. There is no guarantee, however, that secure positive interest-bearing investments will always be available. In the Partnered Discovery segment, there is a financial risk associated with royalties on Tremfya product sales. Revenues generated by our partner Janssen from the drug approved in 2017 are difficult to predict and may lead to deviations from the budgeted revenue. We plan to continue to invest a significant portion of our funds in the development of our product candidates. This includes identifying target molecules and drug candidates, conducting preclinical and clinical studies, producing clinical material, supporting partners and co-developing programs. Our current financial resources and projected revenues are expected to be sufficient to meet our current and short-term capital needs. This does not guarantee, however, that sufficient funds will be available over the long term at all times. OPERATIONAL RISK Operational risk includes risks related to the exploration, development and commercialization of proprietary drug candidates. The termination of a clinical trial prior to receiving marketing authorization from the authorities or before out-licensing to partners – which does not necessarily imply the failure of an entire program – can occur when the trial does not produce the expected results, shows unexpected adverse side effects or the data were compiled incorrectly. Clinical trial design and drafts of development plans are always completed with the utmost care. This gives the trials the best opportunity to show relevant data in clinical testing and persuade regulatory agencies and possible partners of the potential of the drug candidate. External experts also contribute to our existing internal know-how. Special steering committees and panels are formed to monitor the progress of clinical programs. Any changes with respect to clinical trials, such as the trial’s design or the ability to recruit patients quickly, as well as any emerging alternative therapies, may lead to a delay in development and, as a result, have a negative impact on the trial’s economic feasibility and economic potential. Our business may be adversely affected by the ongoing COVID-19 pandemic. As a result of the pandemic, we are experiencing disruptions in our operations and business, and those of third parties upon whom we rely. For instance, we are experiencing disruptions in the conduct of our clinical trials and manufacturing efforts. We expect to continue experiencing these disruptions in our operations for an unknown period of time, as the trajectory of the COVID-19 pandemic remains uncertain. The measure taken to cope with the COVID-19 pandemic are presented in the business activities described in chapter “Infuencial factors”; we do not see any increased risk due to the pandemic. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 47 There is also a risk associated with proprietary programs should a partnership fail or be delayed. For tafasitamab, the partnership with Incyte represents both an opportunity as well as a possible risk due to the complexity inherent in co-development, manufacturing and commercialization. This risk is minimized by managing the alliance in a targeted manner and relying on joint steering committees. The risk related to the manufacturing process is minimized by counteracting possible material surpluses through contractually agreed flexibility with suppliers. Furthermore, the long shelf life of tafasitamab offers additional options for responding to changing market requirements. Programs in the drug discovery phase pose a risk, as they may be delayed or terminated for various scientific reasons due to the exploratory nature of early-stage research. Great care is taken to ensure constant scientific monitoring and optimal project management to ensure the quality and timing of the programs and support the renewal of our pipeline. STRATEGIC RISK Access to sufficient financing options also represents a strategic risk for the Company. Following our decision to develop a large portion of our proprietary portfolio internally, our key focus is now on financing research and development and organizing the commercial activities of MorphoSys Inc. for the marketing of Monjuvi in the U.S. Risks in this context may arise as a result of our cost estimates, current losses, future revenues, capital requirements and/or our ability to raise additional financing. We have established an extensive budgeting process to mitigate such risks. We also have various departments and external consultants working to ensure the smooth execution of capital market transactions, if necessary. The potential lack of ability to successfully commercialize Monjuvi in the U.S., to successfully develop felzartamab (MOR202) in autoimmune diseases, to advance further drug candidates from our in-house research department into clinical development, to further develop our therapeutic technology platform, to identify, in-license or acquire and successfully develop new products, and to enter into further partnerships, if any, constitutes a certain strategic risk. A further strategic risk is the danger that a development program introduced into a partnership may fail. Partnerships can be terminated prematurely, forcing us to search for new development partners or bear the substantial cost of further development alone. This may result in a delay or even the termination of the development of individual candidates and could lead to additional costs or a potential long-term loss of revenue due to delayed market entry. There is also a strategic risk that preliminary data from clinical trials could lead to a trial’s termination or a change in the trial’s design. In addition, regulatory authorities may decide not to accept our proposed clinical development strategy or our application based on the data. Authorities could also refuse to grant us marketing authorization or, in certain circumstances, revoke marketing authorization already granted. Risks due to product shortages or vulnerabilities within the procurement of materials are reduced by integrating additional suppliers as an additional or back-up source. An additional flexibility of the product allocation between the different distribution channels enables the avoidance of short-term product shortages. EXTERNAL RISK We face external risk in areas such as intellectual property. The patent protection of our proprietary technologies and compounds is especially important. To minimize risks in this area, we monitor new patents and patent applications and analyze the corresponding results. We also develop strategies to ensure that the patents and patent applications of third parties do not restrict our own activities. We strive MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

48 Management Report to maintain as much flexibility as possible for our proprietary technology platforms and products. Risks in this context arise from the possibility of patents or patent applications from third parties not being recognized or being assessed incorrectly. External risk can also emerge through the enforcement of our intellectual property rights vis-à-vis third parties. The accompanying processes may be associated with high costs and require considerable resources. There is also a risk that third parties may file counterclaims. External risks may also arise as a result of changes in the legal framework. This risk is minimized through continued training of the relevant staff and discussions with external experts. It is also conceivable that competitors may challenge our patents or infringe on our patents or patent families, which in turn could cause us to take legal action against our competitors. Such procedures are costly and represent a significant financial risk, particularly when they take place in the U.S. As a fully integrated biopharmaceutical company with numerous partnerships and internal research and development for developing drug candidates, we are subject to a number of regulatory and legal risks. These risks include those related to patents, potential liability claims from existing partnerships, environmental protection and competition, tax and antitrust laws. The Regulatory Affairs department is also affected by this risk in terms of the feedback it receives from regulators on study design or by price controls or restrictions on patient access. Future legal proceedings are conceivable and cannot be anticipated. Therefore, we cannot rule out that we may incur expenses for legal or regulatory judgments or settlements that are not or cannot be partially or fully covered by insurance and may have a significant impact on our business and results. There is significant cost containment pressure in European and U.S. markets, and payers have implemented measures that can lead to restrictions on access and lower the prices paid for our products. We expect these efforts to grow and expand over time. In the area of Proprietary Development for tafasitamab, we face an intense competitive environment with currently used therapies as well as not yet approved therapeutic alternatives in clinical research, which we are addressing through an effective sales and growth strategy. Lastly, MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to the greatest extent possible and to enable the resumption of critical business processes in the event of a natural disaster or public health emergency, such as the novel coronavirus, or other serious events. However, depending on the severity of the situation, it may be difficult or, in certain cases, impossible for us to continue our business for an extended period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event, and we may incur substantial costs that could have a material adverse effect on our business. ORGANIZATIONAL RISK Organizational risks arise, for example, when further building up the marketing structure and incurring the related costs through our fully owned subsidiary in the U.S., MorphoSys US Inc. Based on the development and strong growth of MorphoSys US Inc., a joint interdisciplinary and global U.S. launch team has been formed in order to accompany the market launch of tafasitamab in the U.S. And finally, organizational risk can also arise from missing or delayed information within the organization on patent issues. COMPLIANCE In addition to the risk assessment process at Company level, additional risk assessments are carried out in areas of significance for MorphoSys AG. In the area of quality management, GxP-relevant risks are identified and monitored. In the Healthcare Compliance area, the focus is on anti-bribery and anti-corruption. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 49 GXP-RELEVANT RISK GxP-relevant risk can arise, for example, from several business units when quality standards are not met. To counter this risk we are committed to ensuring that our business operations meet the highest quality standards. Specific risk can arise, for example, when the internal quality management system does not meet the legal requirements or when there is no internal system for detecting quality problems. If the internal controls are not able to detect violations of Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Laboratory Practice (GLP), Good Distribution Practice (GDP) or Good Pharmacovigilance Practice (GVP), then this also would represent a compliance risk. To minimize risk, the internal quality management system is also regularly audited by external experts and subjected to recurring audits by an internal, independent quality assurance department. COMPLIANCE RISK A compliance risk is that the Company fails to fully understand the operational challenges and, as a result, does not establish a compliance management program (CMP) in accordance with regulatory requirements and industry standards. To address this risk, we have implemented a risk-based compliance management program that adheres to all of the latest trends and applicable requirements, including the Code of Conduct, Global Anti-Bribery Policy, Global Policy on Interactions with Healthcare Professionals, Healthcare Organizations, Patients and Patient Organizations, Global Policy on Fair Market Value, Global Policy on Transparency and Disclosure of Transfers of Value to Healthcare Professionals, Healthcare Organizations, Patients and Patient Organizations and corresponding German policies. Moreover, Global. Compliance Committee is meeting on a quarterly basis and makes informed decisions on further CMP development. Set of trainings targeted at specific groups of employees as well as covering all associates are being provided on a regular basis. Robust onboarding trainings are being provided to newcomers. A yearly Compliance Risk Assessment is being conducted gathering feedback from more than 60 leaders, to rank the risks and mitigate them. Our monitoring activities feed our training and communication priorities. In the 2020 reporting year, we implemented an anti-bribery due diligence process for relevant third parties for the first time. All of the above would not be possible without a clear “tone from the top”: our Executive Committee members highlight the importance of compliance at various occasions, including during Compliance Week, a very engaging event, that we held in 2020 for the first time. THE MANAGEMENT BOARD’S EVALUATION OF THE COMPANY’S OVERALL RISK SITUATION Our Management Board considers our overall risk as manageable and trusts in the effectiveness of the risk management system to keep up with changes in the environment and the needs of the ongoing business. It is the Management Board’s view that the Company’s continued existence is not jeopardized. The Board’s conclusion is based on the following considerations: • The Group’s exceptionally high liquidity base • The Management Board’s conviction that the Company is well-positioned to cope with any adverse events that may occur • The Group’s comprehensive portfolio of preclinical and clinical programs in partnerships with a number of large pharmaceutical companies and a strong base of technologies to expand its proprietary portfolio Despite these factors, it is impossible to influence, control or rule out risk in its entirety. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

50 Management Report OPPORTUNITIES The most sophisticated antibody discovery and protein engineering technologies, excellent know-how and a broad portfolio of validated clinical programs have made us one of the world’s most important biotechnology companies in the field of therapeutic antibodies. Monoclonal antibodies are one of today’s most successful and best-selling therapies in cancer and in the treatment of immune diseases. Similar growth potential is predicted for bi- and multispecific antibodies as well as for antibody conjugates. Due to the synergies between our established antibody identification technologies (HuCAL, Ylanthia, Slonomics) and the combination with our innovative bi- and multispecific antibody approaches and formats (OkapY and CyCAT platforms), we see a tremendous opportunity to bring highly innovative and differentiated therapies into MorphoSys’ clinical portfolio and further expand our market position, particularly in this area. OPPORTUNITY MANAGEMENT SYSTEM The opportunity management system is an important component of our corporate management and is used to identify opportunities as early as possible and generate added value for the Company. Opportunity management is based on the following pillars: • a routine discussion forum involving the Executive Committee and selected senior managers; • our business development and licensing activities; • preclinical and clinical “search and evaluation” groups consisting of scientists and business development representatives driving our pipeline complementation strategy; and • an internal suggestion scheme and accompanying incentive system for new scientific ideas. Committees discuss specific opportunities and decide what action should be taken to exploit these opportunities. The meetings and their outcomes are recorded in detail, and any subsequent action is reviewed and monitored. Our business development team and our scientists participate in numerous conferences, identifying different opportunities that can open up new possibilities and contribute to our growth. The opportunities identified are presented in committees convened for this purpose and assessed in an evaluation process. Using an established opportunity evaluation process ensures a qualitative and reproducible assessment of opportunities. Our key opportunities are described in Table 04 (qualitative evaluation). GENERAL STATEMENT ON OPPORTUNITIES Increased life expectancy in industrialized countries and rising incomes and living standards in emerging countries are expected to drive the demand for more innovative treatment options and advanced technologies. Scientific and medical progress has led to a better understanding of the biological process of disease and paves the way for new therapeutic approaches. Innovative therapies, such as fully human antibodies, have reached market maturity in recent years and have led to the development of commercially successful medical products. Therapeutic compounds based on proteins – also referred to as “biologics” – are less subject to generic competition than chemically produced molecules because the production of biological compounds is far more complex. The sharp rise in both the demand for antibodies and the interest in this class of drug candidates can be seen by the acquisitions and significant licensing agreements made over the past two to three years. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 51 MARKET OPPORTUNITIES We believe that our technologies offer a decisive advantage in the development and optimization of bi- and multispecific antibody candidates, which can lead to higher success rates and shorter development times in the drug discovery process. Based on this and thanks to our long-standing expertise in technology and product development, as well as in the clinical development and commercialization of differentiated therapeutic antibodies, we foresee significant growth opportunities in the years ahead. THERAPEUTIC ANTIBODIES – PROPRIETARY DEVELOPMENT It is reasonable to assume that the pharmaceutical industry will continue and even increase the level of in-licensing of new drugs to refill its pipelines and replace key products and blockbusters that have lost patent protection. Our most advanced compounds tafasitamab, felzartamab (MOR202) and otilimab, place us in a good position to capitalize on the needs of pharmaceutical companies, as demonstrated by our partnerships with GSK (otilimab) and I-Mab (felzartamab (MOR202) and MOR210). We are enhancing our proprietary portfolio on an ongoing basis and will continue to expand our proprietary portfolio by adding clinical trials with our key drug candidates, for example, by investigating new disease areas. We intend to augment our portfolio with additional programs and, in doing so, take advantage of existing and future opportunities for co-development or partnerships. We will also continue to seek new opportunities to in-license interesting drug candidates. THERAPEUTIC ANTIBODIES – PARTNERED DISCOVERY By developing drugs with a number of partners, we have been able to spread the inherent risks of drug development over a broader spectrum. With over 100 individual therapeutic antibodies currently in partnered development programs, the opportunities for us to participating financially in the commercialization of drugs are increasingly higher. As the first drug generated on the basis of MorphoSys’ proprietary antibody technology, Tremfya received marketing approval from the U.S. Food and Drug Administration (FDA) in 2017 for the treatment of psoriasis. Tremfya is currently approved in 76 countries for the treatment of adults with moderate to severe plaque psoriasis who are eligible for systemic therapy or phototherapy, and in Brazil, Canada, Ecuador, Japan, Taiwan, the U.S. and the EU for the treatment of adult patients with active psoriatic arthritis. In Japan, Tremfya is also approved for the treatment of pustular psoriasis and erythrodermic psoriasis, as well as palmoplantar pustulosis. In addition to the indications for which approval has already been granted, Tremfya is currently being tested in clinical trials in a number of other indications: Crohn’s disease (phase 2/3 and phase 3 studies), ulcerative colitis (phase 2 and phase 2b/3 studies), pityriasis rubra pilaris and hidradenitis suppurativa (both phase 2 studies), and familial adenomatous polyposis (phase 1b study). TECHNOLOGY DEVELOPMENT We continue to invest in new and existing technologies to maintain our technological leadership. An example of this is our licensing agreement with Cherry Biolabs, which grants us the right to use the innovative, multispecific Hemibody technology within the scope of our CyCAT dual targeting platform. These types of technological advances could help us to increase not only the speed but also the success rate of our partnered and proprietary drug development programs. New technology modules could also open up new disease areas where antibody-based treatments are currently underrepresented by allowing the generation of antibodies against novel classes of targets as well as approaches that enable completely novel mechanisms of action. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

52

Management Report

Technology development is carried out by a team of scientists who focus on further developing our technologies. In addition to our internal technology development activities, we draw on external resources to further boost our technology.

ACQUISITION OPPORTUNITIES

We have demonstrated our ability in the past to acquire compounds, technologies and companies in order to accelerate our growth. Promising candidates are screened systematically and evaluated by various professional panels from a variety of perspectives, including scientific-clinical, commercial, financial and regulatory perspectives. Candidates are also evaluated in terms of their strategic synergy. If an active ingredient, technology or company meets the internal selection criteria, it is submitted for evaluation to the Executive Committee, comprising the Management Board and selected senior managers, at regular intervals. The evaluations are stored in databases so that the information can be managed consistently and made instantly available.

FINANCIAL OPPORTUNITIES

Exchange rate and interest rate developments can positively or negatively affect our financial results. Interest rate and financial market developments are continuously monitored to promptly identify and take advantage of opportunities.

TAB. 02: SUMMARY OF MORPHOSYS' KEY SHORT- AND MEDIUM-TERM RISKS

	Risk category	1-year assessment	
Proprietary Development segment			
Research-related risk	Strategic	●●	Moderate
Patent-related risk	External	●	Low
Cross-segment			
Foreign currency risk	Financial	●●	Moderate
Risk related to strategic partnerships and revenue streams	Financial	●●	Moderate
Personnel-related risk	Organizational	●●	Moderate
Compliance-related risk	Compliance	●	Low
Financial-market-related risk	Financial	●	Low

	Risk category	3-year assessment	
Proprietary Development segment			
Risks associated with commercial targets and supply sources	External, operational	●●	Moderate
Risks related to regulatory, compliance and approval processes	Strategic, compliance	●●	Moderate
Research-related risk	Strategic	●	Low
Cross-segment			
Risk of elevated development costs	Financial	●●●●	High
Risks related to strategic partnerships and revenue streams	Financial	●●	Moderate
Compliance-related risk	Compliance	●	Low

Legend

●	Low risk:	low probability of occurrence, low impact (Score* 0 to 25)
●●	Moderate risk:	medium probability of occurrence, moderate impact (Score* 26 to 50)
●●●	Medium risk:	medium probability of occurrence, moderate to strong impact (Score* 51 to 75)
●●●●	High risk:	high probability of occurrence, very strong impact (Score* 76 to 100)

* Score: probability of occurrence x impact

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Management Report 53 TAB. 03: SUMMARY OF MORPHOSYS’ KEY LONG-TERM RISKS1 Segment Risk Proprietary Development Inability to maximize the potential of Monjuvi Proprietary Development Failure of proprietary felzartamab (MOR202) clinical development Partnered Discovery Inability to expand pipeline with major in-licensing or M&A Cross-segment Inability to be strategically positioned as perceived by the market Proprietary Development Failure of discovery projects 1695450-1050925 1Long-term risks are weighted equally. TAB. 04: SUMMARY OF MORPHOSYS’ KEY OPPORTUNITIES1 Segment Opportunity Proprietary Development Maximize our commercial product development Potential new clinical development of our proprietary programs (tafasitamab as Proprietary Development frontline treatment in DLBCL, felzartamab (MOR202) in autoimmune diseases) Partnered Discovery Successful in-licensing and/or acquisition Proprietary Development Leverage research organization to expand pipeline Partnered Discovery Further milestones and potential royalties from partnered programs 1Long-term risks are weighted equally. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

54 Management Report Subsequent Events For details on events after the reporting date please refer to the notes to the Annual Financial Statements of MorphoSys AG. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 55 Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance The Statement on Corporate Governance and the Group Statement on Corporate Governance, as well as the Report on Corporate Governance, are available on our website under Media and Investors – Corporate Governance. STATEMENT ON CORPORATE GOVERNANCE PURSUANT TO SECTION 289F HGB AND GROUP STATEMENT ON CORPORATE GOVERNANCE PURSUANT TO SECTION 315D HGB FOR THE 2020 FINANCIAL YEAR In the Statement on Corporate Governance under Section 289f of the German Commercial Code (HGB) and the Group Statement on Corporate Governance pursuant to Section 315d, the Management Board and the Supervisory Board present information on the most essential components of our corporate governance. The components include the annual Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (AktG), the relevant information on corporate governance practices and other aspects of corporate governance that include, above all, a description of the working practices of the Management Board and Supervisory Board. DECLARATION OF CONFORMITY OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD OF MORPHOSYS AG WITH REGARD TO THE GERMAN CORPORATE GOVERNANCE CODE (“CODE”) The Management Board and the Supervisory Board of MorphoSys AG declare pursuant to Section 161 of the German Stock Corporation Act: 1. From November 29, 2019, the date of its most recent Declaration of Conformity, MorphoSys AG has complied – with the exception described below – with the recommendations of the “Government Commission on the German Corporate Governance Code” in the Code version dated February 7, 2017 (“GCGC 2017”): The amount of compensation of the Management Board members does not provide for a cap, neither overall nor for individual compensation components (see item 4.2.3 para. 2 sentence 6 of the GCGC 2017). Against the background of already existing means of the Supervisory Board to cap variable compensation components of the Management Board members as well as the annual allocation of such variable components, the Supervisory Board considers an additional cap relating to the overall and individual compensation components as unnecessary. 2. Further, MorphoSys AG has complied – with the exceptions described below – with the recommendations of the “Government Commission on the German Corporate Governance Code” in the Code version dated December 16, 2019 (“GCGC 2020”) from the date of the announcement of the GCGC 2020 in the German Federal Gazette on March 20, 2020: • MorphoSys AG does not comply with the recommendation C.4 of the GCGC 2020, according to which a Supervisory Board member, who is not a member of any Management Board of a MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

56 Management Report listed company, shall not accept more than five Supervisory Board mandates at non-group listed companies or comparable functions (in a listed or non-listed company), with an appointment as chair of the Supervisory Board being counted twice. The member of the Supervisory Board George Golumbeski, Ph.D., currently holds in aggregate seven comparable functions in pharmaceutical and biotechnological companies in Ireland and the United States of America. Golumbeski’s positions have at no time in the past affected the fulfilment of his duties as a member of the Supervisory Board of MorphoSys AG. MorphoSys AG continuously ensures that Golumbeski’s positions will not distract his focus on MorphoSys AG’s business and that Mr. Golumbeski has sufficient time to perform his duties as a member of the Supervisory Board of MorphoSys AG with due regularity and care. • MorphoSys AG does not comply with the recommendation C.5 of the GCGC 2020, according to which members of the Management Board of a listed company shall not accept the chairmanship of a Supervisory Board in a non-group listed company. The Chief Executive Officer (CEO) of MorphoSys AG, Jean-Paul Kress, M.D., holds a position as chairman of the Board of Directors of a French biopharmaceutical company, which he had already accepted prior to his appointment as a member of the Management Board of MorphoSys AG and which has at no time in the past affected the fulfilment of his duties as CEO of MorphoSys AG. MorphoSys AG continuously ensures that Kress’, M.D., position as chairman of the Board of Directors of such company will not distract his focus on MorphoSys AG’s business and that Kress, M.D., has sufficient time to perform his duties as CEO of MorphoSys AG with due regularity and care. • Section G.I. of the GCGC 2020 contains new recommendations with regard to the remuneration of the members of the Management Board. In accordance with the rationale of the GCGC 2020 and the transitional provisions of the German Stock Corporation Act regarding the amendments under the Act Implementing the Second Shareholder Rights Directive (ARUG II), with which the new recommendations of the GCGC 2020 are interlinked, the new recommendations of the GCGC 2020 have not been taken into account in current Management Board service agreements. The Management Board and the Supervisory Board of MorphoSys AG will propose to the Annual General Meeting 2021 a remuneration system for the members of the Management Board of MorphoSys AG, which complies with the new recommendations of the GCGC 2020, and which will apply to all service agreements with members of the Management Board of MorphoSys AG to be concluded or extended after the Annual General Meeting 2021. 3. MorphoSys AG will continue to comply – with the exceptions described above under item 2 – with the recommendations of the GCGC 2020. Planegg, this November 29, 2020 MorphoSys AG For the Management Board: For the Supervisory Board: Dr. Jean-Paul Kress Dr. Marc Cluzel Chief Executive Officer Chairman of the Supervisory Board MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 57 RELEVANT INFORMATION ON CORPORATE GOVERNANCE PRACTICES We ensure compliance with the laws and rules of conduct through the Group-wide enforcement of the Code of Conduct, the Compliance Management Handbook and other internal guidelines. Our Code of Conduct sets out the fundamental principles and key policies and practices for business behavior. The Code is a valuable tool for our employees and executives, particularly in business, legal and ethical situations of conflict. The Code of Conduct reinforces our transparent and sound management principles and fosters the trust placed in us by the public, business partners, employees and the financial markets. Compliance with the Code of Conduct is carefully monitored. The Group-wide implementation of the Code is overseen by the Global Compliance Committee. The Code of Conduct itself is routinely reviewed and updated, provided to all new employees and can be downloaded in German or English from our website under the section Media and Investors – Corporate Governance. The Compliance Handbook describes our compliance management program (CMP) and is intended to ensure compliance with all legal regulations and prescribe high ethical standards that apply to both the management and all employees. The Management Board has overall responsibility for the CMP and is required to report regularly to the Audit Committee and the Supervisory Board. In carrying out its compliance responsibility, the Management Board has assigned the relevant tasks to various functions at MorphoSys. The Global Compliance Committee consists of three members of the Management Board (Chief Executive Officer, Chief Research and Development Officer and Chief Operating Officer) and senior representatives from various departments. The Global Compliance Committee, which meets quarterly, supports the Head of Global Compliance in implementing and monitoring the CMP. The Global Compliance Committee is specifically responsible for the identification and discussion of all compliance-relevant issues and thus makes it possible for the Head of Global Compliance and the other members of the Global Compliance Committee to periodically verify our compliance status and, if necessary, update the CMP. The Head of Global Compliance monitors our existing CMP and updates it in accordance with the decisions of the Management Board and Global Compliance Committee. Compliance colleagues are the first point of contact for all employees regarding all compliance matters. For more information on our compliance management program, please see the Report on Corporate Governance. COMPOSITION OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD MANAGEMENT BOARD The Management Board of MorphoSys AG consists of a Chief Executive Officer and three further members. Jens Holstein resigned effective November 13, 2020. By resolution of the Supervisory Board on January 18, 2021, Sung Lee was appointed member of the Management Board and Chief Financial Officer, effective February 2, 2021. The schedule of responsibilities currently defines the various areas of responsibility as follows: • Jean-Paul Kress, M.D., Chief Executive Officer, responsible for the areas of Strategy & Planning, Business Development & Alliance Management, Human Resources, Legal, Compliance & Intellectual Property, Corporate Communications, Technical Operations, Information Technology & Facilities, Quality Assurance & Internal Audit, as well as for coordinating the individual areas of responsibility for each Management Board member and representing the Management Board vis-à-vis the Supervisory Board and the public. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

58 Management Report • Jens Holstein, Chief Financial Officer (until November 13, 2020), responsible for the areas of Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Information Technology, Facilities, Central Purchasing & Logistics, Investor Relations, Environmental Social Governance (ESG), and Lanthio Pharma. • Sung Lee, Chief Financial Officer (as of February 2, 2021), responsible for Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Central Purchasing & Logistics, Investor Relations, and Environmental Social Governance (ESG). • Markus Enzelberger, Ph.D., Chief Scientific Officer (until February 29, 2020), responsible for Development Partnerships & Technology Development, Protein Chemistry, Alliance Management, Intellectual Property, and Lanthio Pharma. • Malte Peters, M.D., Chief Research and Development Officer, responsible for Research, Preclinical Development, Clinical Development, Clinical Operations, Biostatistics & Data Management, Drug Safety & Pharmacovigilance, Regulatory Affairs, Medical Affairs, and Global Program Teams. • Roland Wandeler, Ph.D., Chief Operating Officer (as of May 5, 2020), responsible globally for U.S. operations, Strategic Marketing & Market Access, and Forecasts & Insights. SUPERVISORY BOARD In accordance with the Articles of Association, our Supervisory Board consisted of seven members until the 2020 Annual General Meeting, which was held on May 27, 2020. Following the resignation of Supervisory Board member Frank Morich, M.D., from his position as a member of the Company’s Supervisory Board effective April 11, 2020, a resolution was passed at the 2020 Annual General Meeting to reduce the number of Supervisory Board members to six. As a result, the MorphoSys Supervisory Board now consists of six members, who supervise and advise the Management Board. Also at the 2020 Annual General Meeting, Ms. Wendy Johnson, George Golumbeski, Ph.D., and Mr. Michael Brosnan were re-elected as members of the Supervisory Board. The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chair of the Supervisory Board, Marc Cluzel, M.D., Ph.D, coordinates the Board’s activities, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent as per the definition in the German Corporate Governance Code (“Code”) and NASDAQ Listing Rules and have many years of experience in the biotechnology and pharmaceutical industries. The Chair of the Supervisory Board is not a former member of our Management Board. The detailed composition of the Supervisory Board, including its members and committees, is listed in the tables below. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 59

TAB. 05: COMPOSITION OF THE SUPERVISORY BOARD UNTIL TERMINATION OF THE 2020 ANNUAL GENERAL MEETING

Name	Position	Initial Appointment	End of Term	Audit Committee	Remuneration and Nomination Committee	Science and Technology Committee
Marc Cluzel, M.D., Ph.D.	Chairman	2012	2021		Member	
Frank Morich, M.D.	Deputy Chairman	2015	2020		Member	Member
Krisja Vermeylen	Member	2017	2021	Member	Chairperson	
Michael Brosnan (Independent financial expert)	Member	2018	2020	Chairperson		
George Golumbeski, Ph.D.	Member	2018	2020			Chairperson
Wendy Johnson	Member	2015	2020	Member		Member
Sharon Curran	Member	2019	2021	Member		

Independent financial expert Chairperson Member

TAB. 06: COMPOSITION OF THE SUPERVISORY BOARD SINCE TERMINATION OF THE 2020 ANNUAL GENERAL MEETING

Name	Position	Initial Appointment	End of Term	Audit Committee	Remuneration and Nomination Committee	Science and Technology Committee
Marc Cluzel, M.D., Ph.D.	Chairman	2012	2021		Member	
George Golumbeski, Ph.D.	Deputy Chairman	2018	2023			Chairperson
Krisja Vermeylen	Member	2017	2021	Member	Chairperson	
Michael Brosnan (Independent financial expert)	Member	2018	2023	Chairperson		
Wendy Johnson	Member	2015	2022		Member	Member
Sharon Curran	Member	2019	2021	Member		

Independent financial expert Chairperson Member

WORKING PRACTICES OF THE MANAGEMENT BOARD, SUPERVISORY BOARD AND EXECUTIVE COMMITTEE

To ensure good corporate governance, a guiding principle of the cooperation between our Management Board and our Supervisory Board is the open, comprehensive and regular communication of information. The dual board system prescribed by the German Stock Corporation Act clearly differentiates between the Company's management and its supervision. The responsibility of both Boards is clearly stipulated by the legislator and the Boards' bylaws and Articles of Association. The boards work closely together to make decisions and take actions for the Company's benefit. Their stated objective is to sustainably increase the Company's value.

Management Board members have their own separate areas of responsibility, as defined in the schedule of responsibilities, and regularly report to the other Management Board members. Cooperation among

MorphoSys AG – Plenary – Annual Financial Statements as of December 31, 2020

60 Management Report Management Board members is governed by the bylaws. The Supervisory Board approves both the schedule of responsibilities and the bylaws. In the 2020 financial year, the Company established the Executive Committee. Under the leadership of the Chief Executive Officer, the Executive Committee is responsible for the development of the strategy, the operational management of the Company and the achievement of its targets and results. The Executive Committee prepares the decisions for the Management Board’s resolutions and adopts resolutions jointly with the Management Board, provided this is not the sole responsibility of the Management Board by law or by resolution of the Supervisory Board. The Executive Committee consists of the members of the Management Board and senior executives from the Company’s core areas such as Business Development & Licensing and Alliance Management, Technical Operations, Information Technology & Facilities, Human Resources, Legal, and Compliance & Intellectual Property. In addition to the members of the Management Board, the current members of the Executive Committee are Barbara Krebs-Pohl, Ph.D. (Senior VP, Head of Global BD&L and Alliance Management), Daniel Palmacci (Senior VP, Global Head of Technical Operations), Maria Castresana (Senior VP, Global Head of Human Resources) and Charlotte Lohmann (Senior VP, General Counsel, Legal, Compliance & IP). Executive Committee meetings are generally held at least once every two weeks and when necessary in the interest of the Company. Management Board meetings are generally held at least once per month or when necessary in the interest of the Company. During these meetings, resolutions are passed concerning dealings and transactions that, under the bylaws, require the approval of the entire Management Board. At least half of the Management Board’s members must be present to pass a resolution. Management Board resolutions are passed by a simple majority and, in the event of a tied vote, the Chief Executive Officer’s vote decides. For material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be passed outside of meetings by an agreement made orally, by telephone or in writing (also by e-mail). A written protocol is completed for each meeting of the full Management Board and submitted for approval to the full Management Board, as well as for the signature of the Chief Executive Officer, at the following meeting. The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Company’s position, risk management and other compliance issues. Extraordinary meetings of the Supervisory Board are also called for material events. The Management Board involves the Supervisory Board in the strategy, planning and all fundamental Company issues. The Management Board’s bylaws specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2020 financial year can be found in the Report of the Supervisory Board. The Supervisory Board holds a minimum of two meetings during each calendar half-year. The Supervisory Board has supplemented the Articles of Association with rules of procedure that apply to its duties. In accordance with these rules, the Chairperson of the Supervisory Board coordinates the activities of the Supervisory Board, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. The Supervisory Board typically passes its resolutions in meetings, but resolutions may also be passed outside of meetings in writing (also by e-mail), by telephone or video conference. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 61 The Supervisory Board has a quorum when at least two-thirds of its members participate in the vote. Resolutions of the Supervisory Board are generally passed with a simple majority. In the event of a tied vote, the Chairperson of the Supervisory Board’s vote decides. Protocols are completed for Supervisory Board meetings, and resolutions passed outside of meetings are also documented. A copy of the Supervisory Board’s protocol is made available to all Supervisory Board members. In accordance with the recommendation in D.13 of the Code, the Supervisory Board assesses at regular intervals, how effective the Supervisory Board in its entirety and its committees perform their tasks. The members of the Management Board also take part in this review. The most recent review was carried out by the Supervisory Board in December 2020 and was based on a questionnaire completed by the members of both the Supervisory and Management Boards. The results were then discussed and evaluated at a subsequent Supervisory Board meeting. COMPOSITION AND WORKING PRACTICES OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD COMMITTEES The Management Board has not formed any committees. The Supervisory Board has three permanent committees: the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee. The members of the three committees formed by the Supervisory Board are professionally qualified. TAB. 07: PARTICIPATION OF SUPERVISORY BOARD MEMBERS SUPERVISORY BOARD MEETINGS 9512301879601997710187960 Videocon- Videocon- Videocon- Videocon- Videocon- Videocon- Videocon- Videocon- By phone By phone On-site ference ference ference ference ference ference ference ference 10.01. 20.01. 11.03. 26.05. 27.05. 04.08. 24.09. 07.10. 13.10. 09.11. 10.11. Name 2020 2020 2020 2020 2020 2020 2020 2020 2020 2020 2020 Marc Cluzel, M.D., X (in X (in X (in Ph.D. X X X person) person) person) X X X X X Frank Morich*, M.D. X X X Wendy Johnson X X X X X X X X X X X Krisja Vermeylen X X X X X X X X X X X George Golumbeski, X (via Ph.D. X X video) X X X X X X X X X (via Michael Brosnan X X video) X X X X X X X X Sharon Curran X X X X X X X X X X X 951230-7645401997710-764540 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

62

Management Report

MEETINGS OF THE AUDIT COMMITTEE

	On-site	Videocon-ference	Videocon-ference	Videocon-ference	Videocon-ference
Name	10.03.2020	04.05.2020	04.08.2020	01.10.2020	06.11.2020
Krisja Vermeylen	X	X	X	X	X
Michael Brosnan	X (via video)	X	X	X	X
Sharon Curran	X	X	X	X	X

MEETINGS OF THE REMUNERATION AND NOMINATION COMMITTEE

	By phone	By phone	By phone	Videocon-ference	Videocon-ference	Videocon-ference	Videocon-ference
Name	10.01.2020	11.02.2020	04.03.2020	18.05.2020	10.09.2020	28.10.2020	10.12.2020
Marc Cluzel, M.D., Ph.D.	X	X	X	X	X	X	X
Krisja Vermeylen	X	X	X	X	X	X	X
Frank Morich*, M.D.	X	X	X				
Wendy Johnson				X	X	X	X

MEETINGS OF THE SCIENCE AND TECHNOLOGY COMMITTEE

	On-site	Videocon-ference	Videocon-ference	Videocon-ference	Videocon-ference	Videocon-ference	Videocon-ference
Name	10.03.2020	25.05.2020	03.08.2020	31.08.2020	24.09.2020	21.10.2020	06.11.2020
Wendy Johnson	X	X	X	X	X	X	X
Frank Morich*, M.D.	X						
George Golumbeski, Ph.D.	X (via video)	X	X	X	X	X	X

* Resigned as of April 11, 2020

AUDIT COMMITTEE

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual and consolidated financial statements, the activities of the auditor and internal control functions, such as risk management, compliance and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the election at the Annual General Meeting of an independent auditor. The members of the Audit Committee are Michael Brosnan (Chair), Sharon Curran, and Krisja Vermeylen. Currently, Michael Brosnan meets the prerequisite of an independent financial expert.

REMUNERATION AND NOMINATION COMMITTEE

The Remuneration and Nomination Committee is responsible for the preparation and the annual review of the Management Board's remuneration system prior to its final approval. When necessary, the Committee searches for suitable candidates to appoint to the Management Board and Supervisory

MorphoSys AG – Plenegy – Annual Financial Statements as of December 31, 2020

Management Report 63 Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the service agreements with Management Board members. The members of the Remuneration and Nomination Committee until the resignation of Frank Morich, M.D., with effect from April 11, 2020 were Krisja Vermeylen (Chair), Marc Cluzel, M.D., Ph.D., and Frank Morich, M.D. By resolution of the Supervisory Board on April 14, 2020, Wendy Johnson was appointed as member of the Remuneration and Nomination Committee. Following this appointment, the Remuneration and Nomination Committee has consisted of Krisja Vermeylen (Chair), Marc Cluzel, M.D., Ph.D., and Wendy Johnson. SCIENCE AND TECHNOLOGY COMMITTEE The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee until the resignation of Frank Morich, M.D., with effect from April 11, 2020, were George Golumbeski, Ph.D. (Chair), Frank Morich, M.D., and Wendy Johnson. Following the resignation, the Science and Technology Committee has consisted of George Golumbeski. Ph.D. (Chair) and Wendy Johnson. AD HOC DEAL COMMITTEE In addition to the three existing committees, an Ad Hoc Deal Committee was set up in October 2019 to act as an additional body for the tafasitamab partnership talks, advise on agreement terms, ensure an efficient negotiation process, and facilitate the Supervisory Board’s involvement. The Ad Hoc Deal Committee was initially dissolved in January 2020 upon the signing of the global collaboration and licensing agreement with Incyte for tafasitamab. The members of the Ad Hoc Deal Committee were George Golumbeski, Ph.D., and Wendy Johnson. The Ad Hoc Deal Committee, which continues to consist of George Golumbeski, Ph.D., and Wendy Johnson, will continually be convened if required to evaluate potential in-licensing, merger and acquisition opportunities for the intended complementation of the Company’s portfolio. Pursuant to C.14 of the Code, the curriculum vitae of the members of the Supervisory Board are published on our website under Company – Management – Supervisory Board. Report on Corporate Governance At MorphoSys, responsible, sustainable and value-oriented corporate governance is a high priority. Good corporate governance is an essential aspect of our corporate management and forms the framework for the Company’s management and supervision, which includes the Group’s organization, commercial principles and tools for its guidance and control. The Code provides a standard for the transparent monitoring and management of companies that strongly emphasizes shareholder interests. The German Federal Ministry of Justice originally published the Code in 2002. On December 16, 2019, the Government Commission on the German Corporate Governance Code adopted a new version of the Code, which entered into force upon its publication in the German Federal Gazette on March 20, 2020. The Code contains recommendations and suggestions with regard to the management and supervision of German companies listed on a stock exchange. It is based on domestic and internationally recognized standards for good and responsible corporate governance. The Code aims to make the German system of corporate governance transparent for investors. It contains recommendations and suggestions on corporate governance with regard to shareholders and the Annual General Meeting, the Management Board and Supervisory Board, transparency, accounting and valuation principles, and auditing. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

64 Management Report There is no obligation to comply with the recommendations and suggestions of the Code. The German Stock Corporation Act only requires the management boards and supervisory boards of listed German companies to publish a declaration each year, (i) either confirming that the company has complied with the recommendations of the Code or (ii) listing the recommendations with which the company has not complied and the reasons for the deviation from the recommendations of the Code. In addition, a listed company must also state in its annual declaration whether it intends to comply with the recommendations or must list the recommendations with which it does not intend to comply with in the future. These declarations must be published permanently on the company’s website. If the company changes its position on certain recommendations between two annual declarations, it must disclose this fact and state the reasons for the deviation from the recommendations. If suggestions from the Code are not complied with, this does not have to be disclosed. Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance principles are detailed in the Statement on Corporate Governance under Sections 289f and 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices and a description of the Management Board and Supervisory Board’s working practices. Additional information can be found in this Report on Corporate Governance. COMMUNICATION WITH THE CAPITAL MARKETS A key principle of corporate communication at MorphoSys is to simultaneously and fully inform institutional investors, private shareholders, financial analysts, employees and all other stakeholders of the Company’s situation through regular, transparent and timely communication. Shareholders have immediate access to the information provided to financial analysts and similar recipients. The Company is firmly committed to following a fair information policy. Regular meetings with analysts and investors in the context of roadshows and individual meetings play a central role in investor relations at MorphoSys. Conference calls accompany the publications of quarterly results and give analysts and investors an immediate opportunity to ask questions about the Company’s development. Presentations from conferences and similar events are made available to those interested on the MorphoSys website, as are visual and audio recordings of other important events. The Company’s website www.morphosys.com serves as a central platform for current information on the Company and its development. Financial reports, analyst meetings and conference presentations, as well as press releases and ad hoc statements, are also available. The important regularly scheduled publications and events (annual reports, interim reports, annual general meetings and press and analyst conferences) are published in the Company’s financial calendar well in advance. COMPETENCY PROFILE, DIVERSIT Y CONCEPT AND COMPOSITION TARGETS The Company’s Supervisory Board has updated its competency profile and composition targets based on the new Code recommendations and has prepared a diversity concept in accordance with Section 289f (2) no. 6 of the German Commercial Code. According to this concept, the Supervisory Board of MorphoSys AG shall be composed in such a way that the Supervisory Board in its entirety possesses the knowledge, skills and professional experience necessary to perform its duties properly and ensure that it appropriately supervises and advises the MorphoSys AG Management Board while taking diversity into account. When electing Supervisory Board members, the candidates who are proposed to the Annual General Meeting fulfill the overall competence profile based on their professional competence, experience, integrity, commitment, independence and character. Proposals to the Annual General Meeting also take the objectives for the composition of the Supervisory Board into consideration. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 65 COMPETENCY PROFILE The members of the Supervisory Board as a whole shall have the professional competence and experience to fulfill the tasks of the Supervisory Board of MorphoSys AG as an internationally active biopharmaceutical company. The Supervisory Board considers the following skills and expertise to be crucial for the composition of the Supervisory Board of MorphoSys AG: • Members should have a general knowledge of the industry in which the Company operates in order to make sufficient and substantive contributions at Supervisory Board meetings • At least one member must have experience in drug development • At least one member must have experience in commercialization • At least one member must have expertise in the fields of accounting or auditing (Section 100 (5) AktG) • At least one member must have experience with personnel issues concerning Management Board matters DIVERSITY CONCEPT FOR THE SUPERVISORY BOARD OF MORPHOSYS AG The Supervisory Board will endeavor to ensure an appropriate level of diversity with respect to age, gender, internationality and professional background, as well as regarding professional competence, experience and personality, in order to achieve a diverse composition of the Supervisory Board and enable it, in its entirety, to base its decisions on different cultural and professional perspectives and a broad range of experience. The Supervisory Board specifically considers the following criteria: • At least two members of the Supervisory Board shall have extensive international experience or an international background • At least one member of the Supervisory Board shall be under the age of 60 at the time of the member’s appointment • At least two members of the Supervisory Board shall have different professional backgrounds and experience With respect to women’s representation on the Supervisory Board, the Supervisory Board has set targets as well as deadlines for their achievement in accordance with Section 111 (5) AktG, to which reference is made. OTHER TARGETS IN THE COMPOSITION OF THE SUPERVISORY BOARD AGE LIMIT At the time of their appointment by the Annual General Meeting, Supervisory Board members should not be more than 70 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. DURATION OF APPOINTMENT The uninterrupted length of the term of office of a Supervisory Board member shall generally not exceed 12 years. However, the Supervisory Board may resolve an exception to this rule in certain cases. INDEPENDENCE The Supervisory Board of MorphoSys AG considers the minimum of four independent members to be appropriate in view of the shareholder structure. According to the Code, a Supervisory Board member is considered to be independent of MorphoSys AG, its Management Board and any controlling shareholders MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

66 Management Report when he or she has no personal or business relationship with the Company, the Management Board or a controlling shareholder. The Supervisory Board’s assessment of the independence of Supervisory Board members is based on the recommendations of the Code, among other factors. Consequently, a Supervisory Board member is not generally viewed as independent if the Board member, or a close member of his or her family: • was a member of the Management Board of MorphoSys AG in the two years preceding appointment to the Supervisory Board of MorphoSys AG; • has or has had a material business relationship (directly or indirectly) with MorphoSys AG or a Group company of MorphoSys AG in the year preceding appointment; • is a close family member of a Management Board member; or • has been a member of the Supervisory Board for more than 12 years. Significant and lasting conflicts of interest should be avoided, particularly those resulting from functions carried out for major competitors. It must be taken into account, however, that certain conflicts of interest cannot generally be ruled out. Possible conflicts of interest must be disclosed to the Chairperson of the Supervisory Board and eliminated by taking the appropriate measures. This could lead to the termination of the Supervisory Board mandate of the member concerned if the conflict of interest is not merely temporary. AVAILABILITY All members of the Supervisory Board must ensure that they have sufficient time available to properly perform their Supervisory Board duties at MorphoSys AG. Therefore, as a rule, it should be ensured that: • the Supervisory Board member is able to personally attend at least four ordinary Supervisory Board meetings per year, for which a reasonable amount of preparation time is required in each case; in the event of exceptional circumstances to be determined by the Supervisory Board Chairperson, the participation of one or more Supervisory Board members in ordinary Supervisory Board meetings by other means (such as video conference) shall also be sufficient; • the Supervisory Board member is able to attend extraordinary meetings of the Supervisory Board, if necessary, to deal with specific issues; • the Supervisory Board member is able to attend the Annual General Meeting; • the Supervisory Board member has sufficient time to review the annual and consolidated financial statements; and • the Supervisory Board member allocates additional time to prepare for and attend committee meetings, in accordance with his or her membership in one or more of the Supervisory Board’s current three permanent committees. CURRENT COMPOSITION OF THE SUPERVISORY BOARD The Supervisory Board of MorphoSys AG is composed in accordance with the above objectives. It is composed of an appropriate number of independent members with an international background. As the Supervisory Board as a whole currently has six members, of which three are women, an appropriate level of female participation has been achieved. TARGET FOR WOMEN’S PARTICIPATION IN THE SUPERVISORY BOARD The Supervisory Board of MorphoSys AG consists of six members, three of whom are women, representing a proportion of 50%. The Supervisory Board of MorphoSys AG has set the target for the proportion of MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 67 women on the Supervisory Board at 33.33%, meaning at least two out of six members shall be women. This target figure shall apply until June 30, 2025. IN THE MANAGEMENT BOARD The Management Board of MorphoSys AG consists of four members, all of whom are men. As a result, the current proportion of women on the Company’s Management Board is 0%. The Supervisory Board has set the target for the proportion of women on the Company’s Management Board at 0%. This target figure shall apply until June 30, 2023. IN THE FIRST AND SECOND MANAGEMENT LEVEL BELOW THE MANAGEMENT BOARD 1. Target for the first management level below the Management Board In 2020, the Management Board confirmed its resolution for a target of 30% of women in the first management level below the Management Board as of July 2017 and intends to maintain a minimum percentage of 30% women in the first management level below the Management Board until June 30, 2025. As of the date of the resolution on the target, the first management level below the Management Board of MorphoSys AG (department heads reporting directly to the Management Board) consisted of 21 members, of which 9 are women, corresponding to a proportion of women of 42.86%. 2. Target for the second management level below the Management Board In 2020, the Management Board confirmed its resolution for a target of 30% women in the second management level below the Management Board as of July 2017 and intends to maintain a minimum percentage of 30% women in the second management level below the Management Board until June 30, 2025. As of the date of the resolution on the target, the second management level below the Management Board of MorphoSys AG (department heads reporting directly to the first management level below the Management Board) consisted of 53 members, 22 of whom are women, corresponding to a proportion of women of 41.51%. DIVERSITY CONCEPT FOR THE MANAGEMENT BOARD OF MORPHOSYS AG Pursuant to Section 289f (2) No. 6 of the German Commercial Code, the Supervisory Board has determined the following diversity concept for the composition of the Management Board of MorphoSys AG. The aim of the diversity concept for the Management Board is to use the aspect of diversity in a targeted manner for the further success of the Company. The Supervisory Board believes that diversity in the sense of different perspectives, competencies and backgrounds of experience is an important prerequisite for competitiveness and sustainable corporate success. Together with the Management Board, the Supervisory Board ensures long-term succession planning for the Management Board. In the search for candidates for the position of a member of the Management Board of MorphoSys AG, the decisive selection criteria include professional qualifications for the position to be taken over, leadership qualities, past performance, and acquired skills and knowledge of the business of MorphoSys AG. In determining the composition of the Management Board, the Supervisory Board also particularly takes the following aspects into account: • The members of the Management Board shall, in their entirety, possess the knowledge, skills and professional experience required to perform their duties. • Where possible, the members of the Management Board should have different levels of educational and professional experience. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

68 Management Report • The members of the Management Board shall, in their entirety, be familiar with the market environment, the individual business areas and the market segment in which MorphoSys AG operates. • The members of the Management Board shall, in their entirety, have relevant experience in the management of listed companies. • The members of the Management Board shall have a balanced age structure. • With regard to the proportion of women on the Management Board, the Supervisory Board has set targets, as well as deadlines for their achievement, in accordance with Section 111 (5) AktG, to which reference is made. The above criteria were taken into account in the appointment of the Management Board members. OTHER TARGETS IN THE COMPOSITION OF THE MANAGEMENT BOARD AGE LIMIT At the time of their appointment, Management Board members should not be more than 67 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. The age limit of 67 is currently complied with. Remuneration Report The Remuneration Report presents the principles, structure and amount of Management Board and Supervisory Board remuneration. The report complies with the legal provisions and gives consideration to the recommendations of the Code. MANAGEMENT BOARD REMUNERATION The Management Board’s remuneration system provides an incentive for performance-oriented and sustainable corporate management. The aggregate remuneration of Management Board members consists of different components, including fixed components, an annual performance-based cash bonus (Short-Term Incentive – STI), a variable remuneration component with long-term incentives (Long-Term Incentive – LTI) and other remuneration components. The variable remuneration component with long-term incentives consists of stock options, performance share units and performance shares issued under stock option plans, a performance share unit program and performance share plans (as defined below) in 2020 and prior years. In prior years, members of the Management Board were also granted convertible bonds under a convertible bond program in 2013. In addition to the components mentioned, Management Board members also receive fringe benefits in the form of non-cash benefits, mainly comprised of the use of a company car and the payment of insurance premiums. All remuneration packages are reviewed annually for their scope and appropriateness by the Remuneration and Nomination Committee and compared to the results of an annual Management Board remuneration analysis. The amount of remuneration paid to Management Board members highly depends on their individual areas of responsibility, the Company’s economic situation and success and its business prospects versus its competition. All decisions concerning adjustments to remuneration packages are made by the entire Supervisory Board. The total remuneration package and the Management Board’s index-linked pension scheme were comprehensively reviewed in 2020 and adjusted by the Supervisory Board. OVERVIEW The benefits granted to the members of the Management Board in the 2020 financial year (taking into account the departure of Markus Enzelberger, Ph.D., as Chief Scientific Officer effective February 29, MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 69 2020, and Jens Holstein as Chief Financial Officer effective November 13, 2020, as well as the new appointment to the Management Board of Roland Wandeler, Ph.D., effective May 5, 2020) totaled € 11,532,252 (2019: € 11,308,876). Of this total remuneration granted for 2020, € 8,007,458 related to cash remuneration and € 3,524,794, or 31%, related to personnel expenses from share-based variable remuneration with long-term incentive (performance share units and stock options). The total amount of benefits paid to the Management Board in the 2020 financial year was € 10,894,756 (2019: € 14,128,615). Next to cash remuneration of € 6,994,435 (2019: € 4,104,582) paid in the financial year, the total amount consisted mainly of the value relevant under German tax law of € 3,900,321 (2019: € 1,941,794) of the transfer of treasury shares from a performance-based share plan (as defined below). No convertible bonds were exercised by the Management Board in 2020, therefore the 2020 total did not include any cash inflows from the exercise of convertible bonds (2019: €8,082,239). As of April 1, 2020, 13,677 treasury shares from the 2016 Performance Share Plan for the Management Board vested as a result of the expiration of the vesting period for this LTI program. The beneficiaries had the option to call these shares within a six-month period ending October 20, 2020. All transactions by members of the Management Board in connection with the trading of MorphoSys shares were reported as required by law and published in the Report on Corporate Governance and on the Company’s website. The following tables are based on the model tables of the Code in its previous version of February 7, 2017, and present, in detail, the remuneration granted and paid to the individual members of the Management Board in financial years 2020 and 2019. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

70 Management Report TAB. 08: COMPENSATION OF THE MANAGEMENT BOARD IN 2020 AND 2019 BENEFITS GRANTED TO THE MANAGEMENT BOARD Jean-Paul Kress, M.D. Chief Executive Officer 2020 2020 in € 2019 2020 (Minimum) (Maximum) Fixed Compensation 233,333 723,333 723,333 723,333 Fringe Benefits 93,551 216,281 216,281 216,281 Total Fixed Compensation 326,884 939,614 939,614 939,614 One -Year Variable Compensation 1 196,000 995,307 0 1,157,333 One-Time Bonus 2 1,000,000 0 0 0 Multi-Year Variable Compensation: 2019 Long-Term Incentive Program 3 (Vesting Period 4 Years) 0 0 0 0 2019 Stock Option Plan 3 (Vesting Period 4 Years) 2,000,013 0 0 0 2020 Stock Option Plan 3 (Vesting Period 4 Years) 0 951,600 0 1,903,200 2020 Performance Share Unit Program 4 (Vesting Period 4 Years) 477,695 0 955,390 Total Variable Compensation 3,196,013 2,424,602 0 4,015,923 Service Cost 44,965 120,311 120,311 120,311 Total Compensation 3,567,862 3,484,527 1,059,925 5,075,848 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 71

	Malte Peters, M.D. Chief Research and Development Officer				Roland Wandeler, Ph.D. Chief Operating Officer Appointment: May 5, 2020			
	2019	2020	2020 (Minimum)	2020 (Maximum)	2019	2020	2020 (Minimum)	2020 (Maximum)
	413,712	480,544	480,544	480,544	-	312,993	312,993	312,993
	32,892	31,453	31,453	31,453	-	487,025	487,025	487,025
	446,604	**511,997**	**511,997**	**511,997**	**-**	**800,018**	**800,018**	**800,018**
	347,518	578,575	0	672,761	-	384,681	0	571,671
	500,000	0	0	0	-	0	0	0
					-			
	220,645	0	0	0	-	0	0	0
	220,634	0	0	0	-	0	0	0
	0	439,338	0	878,676	-	0	0	0
	0	220,503	0	441,006	-	775,817	0	1,551,634
	1,288,797	**1,238,416**	**0**	**1,992,443**	**-**	**1,160,498**	**0**	**2,123,305**
	77,787	85,027	85,027	85,027	-	2,776	2,776	2,776
	1,813,188	**1,835,440**	**597,024**	**2,589,467**	**-**	**1,963,292**	**802,794**	**2,926,099**

[1] In 2020, fringe benefits for Jens Holstein, Markus Enzelberger, Ph.D., and, in 2019, for Simon Moroney, Ph.D., include benefits granted in connection with their termination of employment in the amount of € 2,443,409, € 144,234 and € 1,086,602 respectively. In 2020, the fringe benefits also include the signing bonus granted to Roland Wandeler, Ph.D., in the amount of USD 500,000 (about € 457.652).

[2] The one-year bonus awarded for fiscal 2020 represents the bonus accrual for fiscal 2020, which will be paid in February 2021. The bonus granted for the 2019 financial year was paid out in February 2020.

[3] The one-time bonus award granted in 2019 will be paid in February 2020 in the form of a cash payment.

[4] Share-based payment plans that are issued annually. The fair value was determined in accordance with the regulations of IFRS 2 "Share-based Payment".

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

72

Management Report

in €	2019	Jens Holstein [5] Chief Financial Officer Resignation: November 31, 2020 2020	2020 (Minimum)	2020 (Maximum)
Fixed Compensation	418,324	408,947	408,947	408,947
Fringe Benefits	44,090	2,485,734	2,485,734	2,485,734
Total Fixed Compensation	462,414	2,894,681	2,894,681	2,894,681
One -Year Variable Compensation [1]	351,392	519,783	0	659,345
One-Time Bonus [2]	500,000	0	0	0
Multi-Year Variable Compensation:				
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	220,645	0	0	0
2019 Stock Option Plan [3] (Vesting Period 4 Years)	220,634	0	0	0
2020 Stock Option Plan [3] (Vesting Period 4 Years)	0	439,338	0	878,676
2020 Performance Share Unit Program [4] (Vesting Period 4 Years)	0	220,503	0	441,006
Total Variable Compensation	1,292,671	1,179,624	0	1,979,027
Service Cost	114,224	107,038	107,038	107,038
Total Compensation	1,869,309	4,181,343	3,001,719	4,980,746

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Management Report 73 Markus Enzelberger, Ph.D. 5 Simon Moroney, Ph.D. 5 Chief Scientific Officer Chief Executive Officer Resignation: February 29, 2020 Resignation: August 31, 2019 Total 2020 2020 2020 2020 2020 2020 2019 2020 (Minimum) (Maximum) 2019 2020 (Minimum) (Maximum) 2019 2020 (Minimum) (Maximum) 334,152 56,784 56,784 56,784 372,154 - - - 1,771,675 1,982,601 1,982,601 1,982,601 135,848 4,964 4,964 4,964 1,114,906 - - - 1,421,287 3,225,457 3,225,457 3,225,457 470,000 61,748 61,748 61,748 1,487,060 - - - 3,192,962 5,208,058 5,208,058 5,208,058 280,688 0 0 0 328,859 - - - 1,504,457 2,478,346 0 3,061,110 200,000 0 0 0 0 - - - 2,200,000 0 0 0 - - - 0 0 0 0 220,645 0 0 0 336,791 - - - 998,726 0 0 0 220,634 0 0 0 336,772 - - - 2,998,687 0 0 0 0 0 0 0 0 - - - 0 1,830,276 0 3,660,552 0 0 0 0 0 - - - 0 1,694,518 0 3,389,036 921,967 0 0 0 1,002,422 - - - 7,701,870 6,003,140 0 10,110,698 69,805 5,902 5,902 5,902 107,263 - - - 414,044 321,054 321,054 321,054 1,461,772 67,650 67,650 67,650 2,596,745 - - - 11,308,876 11,532,252 5,529,112 15,639,810 1In 2020, fringe benefits for Jens Holstein, Markus Enzelberger, Ph.D., and, in 2019, for Simon Moroney, Ph.D., include benefits granted in connection with their termination of employment in the amount of € 2,443,409, € 144,234 and € 1,086,602 respectively. In 2020, the fringe benefits also include the signing bonus granted to Roland Wandeler, Ph.D., in the amount of USD 500,000 (about € 457.652). 2 The one-year bonus awarded for fiscal 2020 represents the bonus accrual for fiscal 2020, which will be paid in February 2021. The bonus granted for the 2019 financial year was paid out in February 2020. 3 The one-time bonus award granted in 2019 will be paid in February 2020 in the form of a cash payment. 4 Share-based payment plans that are issued annually. The fair value was determined in accordance with the regulations of IFRS 2 “Share-based Payment”. 5 Markus Enzelberger, Ph.D., and Jens Holstein left the Company effective February 29, 2020, and December 31, 2020 respectively. The amounts shown for Jens Holstein were determined as of November 13, 2020, as the date of resignation of his mandate as a member of the Management Board. Simon Moroney stepped down as a member of the Management Board and Chairman of the Management Board with effect from the end of 31 August 2019. The Supervisory Board has resolved that, due to the many years of service to the company, the long-term share-based remuneration components granted (stock options and performance shares) should not only vest pro rata temporis, but – subject to the fulfillment of all other plan conditions – in full. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

74 PAYMENTS DURING THE FINANCIAL YEAR 4055110352425 Management Report

Management Report 75 Jens Holstein 4 Markus Enzelberger, Ph.D. 4 Simon Moroney, Ph.D. 4, 5 Chief Financial Officer Chief Scientific Officer Chief Executive Officer Resignation: November 13, 2020 Resignation: February 29, 2020 Resignation: August 31, 2019 Total 2019 2020 2019 2020 2019 2020 2019 2020 418,324 408,947 334,152 56,784 372,154 0 1,771,675 1,982,601 44,090 170,734 31,365 110,107 319,701 379,295 521,599 1,307,344 462,414 579,681 365,517 166,891 691,855 379,295 2,293,274 2,890,471 337,877 351,392 269,892 280,688 455,343 0 1,397,264 1,183,436 500,000 200,000 0 2,200,000 0 0 2,016,750 0 0 0 6,065,489 0 8,082,239 0 724,223 0 182,047 0 1,035,524 0 1,941,794 0 0 1,408,731 0 281,450 0 2,210,140 0 3,900,321 0 0 0 0 0 0 0 0 3,078,850 2,260,123 451,939 762,138 7,556,356 2,210,140 11,421,297 7,283,757 114,224 107,038 69,805 5,902 107,263 0 414,044 321,054 3,655,488 2,946,842 887,261 934,931 8,355,474 2,589,435 14,128,615 10,894,756 1In 2020, the fringe benefits for Jens Holstein, Markus Enzelberger, Ph.D., and, in 2019, for Simon Moroney, Ph.D., include benefits granted on the occasion of termination of employment in the amount of € 128,409, € 105,144 and € 379,295 respectively. In 2020, the first installment of the signing bonus for Roland Wandeler, Ph.D., was paid in the amount of USD 400,000 (about € 366.100). This is included in the fringe benefits. The second installment will be paid in May 2021. 2The one-year variable remuneration here shows the bonus paid out in the respective financial year for the previous financial year. 3The time and value of the inflow are deemed to be the relevant time and value under German tax law. This table therefore shows the monetary benefit from the difference between the conversion price and the stock market price at the time of exercise of convertible bonds or from the share price at the time of transfer of treasury shares from a performance share plan in the respective financial year. 4There were no remuneration reclaims against the Executive Board in either 2020 or 2019. 5Markus Enzelberger, Ph.D., and Jens Holstein left the Company effective February 29, 2020, and December 31, 2020, respectively. The amounts shown for Jens Holstein were determined as of November 13, 2020, as the date of resignation of his mandate as a member of the Management Board. Simon Moroney stepped down as a member of the Management Board and Chairman of the Management Board with effect from the end of August 31, 2019. The Supervisory Board has resolved that, due to the many years of service to the company, the long-term share-based remuneration components granted (stock options and performance shares) should not only vest pro rata temporis, but –subject to the fulfillment of all other plan conditions – in full. 6In 2020, the inflows for Simon Moroney, Ph.D., and Markus Enzelberger, Ph.D., include inflows from the transfer of treasury shares from a performance share plan following his resignation from the Executive Board. The 2019 figures for Simon Moroney, Ph.D., include inflows from the exercise of convertible bonds and the transfer of treasury shares from a performance share plan following his retirement from the position of Chief Executive Officer. These were granted in prior years as part of the Executive Board service. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

76 Management Report FIXED REMUNERATION AND FRINGE BENEFITS The non-performance-related remuneration of the Management Board comprises fixed remuneration and additional fringe benefits, which mainly include the use of company cars as well as subsidies or reimbursement of costs for health, social and occupational disability insurance. The Chief Executive Officer, Jean-Paul Kress, M.D., receives an ongoing expense allowance for tax advice and dual residences. The new Chief Operating Officer, Roland Wandeler, Ph.D., (joined on May 5, 2020), received a signing bonus of $500,000, payable in two installments (2020: $400,000 and 2021: $100,000), as well as reimbursement of relocation expenses in connection with the conclusion of his employment contract. In addition, he receives an ongoing expense allowance for tax advice. The Chief Financial Officer Jens Holstein received an expense allowance for dual residences as well as for tax advice. In addition, Jens Holstein receives a severance payment of €2,300,000, which will be paid out in 2021. Markus Enzelberger, Ph.D., received a severance payment amounting to 50% of his fixed remuneration and bonus for the previous financial year until the regular expiry of his service contract. PENSION EXPENSES The Company also made payments to members of the Management Board, with the exception of Roland Wandeler, Ph.D., in an amount equal to the maximum of 10% of the member’s fixed annual salary and, in some cases, plus any payable taxes, which is intended to be used for the members’ individual retirement plans. Additionally, all Management Board members, with the exception of Roland Wandeler, Ph.D., participate in a pension plan in the form of a provident fund, which was introduced in cooperation with Allianz Pensions-Management e.V. The pension obligations of the provident fund are met by Allianz Pensions-Management e.V. and not considered a pension commitment. Roland Wandeler, Ph.D., who resides in the U.S., participates in the MorphoSys US Inc.’s retirement plan, managed through Fidelity Investments. He receives a quarterly company contribution into his retirement account aligned to the practices for US participants. Furthermore, Roland Wandeler, Ph.D., receives a deferred compensation payment into a plan managed by Principal in the US, in the amount of the difference between the Company’s contributions to Allianz Pensions-Management e.V. and the contributions paid into the U.S. retirement plan for Roland Wandeler, Ph.D. PERFORMANCE-BASED REMUNERATION (SHORT-TERM INCENTIVE – STI) As performance-based remuneration, each member of the Management Board receives an annual bonus payment, which can amount to up to 80% of the gross base salary for the Chief Executive Officer and up to 70% of the gross base salary for all other Management Board members when the targets are fully achieved. These bonus payments are dependent upon the achievement of corporate targets set by the Supervisory Board at the beginning of each financial year. Typically, the targets are based on, among other things, business performance and the progress of the partnered and proprietary pipelines. At the beginning of the year, the Supervisory Board assesses the degree of achievement of the Company’s targets for the previous year and determines the bonus accordingly. The bonus is subject to a cap of 160% of the gross base salary for the CEO and 140% of the gross base salary for all other Management Board members. If targets are not achieved, the performance-based remuneration can be reduced to zero. The bonus for the 2020 financial year will be paid in February 2021. In February 2020, the members of the Management Board (at that time, Jean-Paul Kress, M.D., Jens Holstein, Malte Peters, M.D., and Markus Enzelberger, Ph.D.) also received a special bonus. Jean-Paul Kress, M.D., received a special bonus of € 1,000,000.00, Jens Holstein and Malte Peters, M.D., received a special bonus of € 500,000.00 each, and Markus Enzelberger, Ph.D., received a special bonus of € 200,000.00. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 77 LONG-TERM INCENTIVE REMUNERATION (LONG-TERM INCENTIVE – LTI) In 2011, MorphoSys introduced a long-term incentive program (“Performance Share Plan”) for the Management Board and members of the Senior Management Group. This Performance Share Plan is based on the allocation of performance shares and linked to the achievement of certain predefined performance targets over a four-year period. The award of the performance shares is carried out by the transfer of Company treasury shares. The Supervisory Board decides each year on the number of performance shares to be granted to the Management Board. The most recent decision granting the Management Board (at that time, consisting of Simon Moroney, Ph.D., Jens Holstein, Malte Peters, M.D., and Markus Enzelberger, Ph.D.) shares under the Performance Share Plan was in the 2019 reporting year. In 2020, no further shares were granted under the Performance Share Plan. In 2017, based on a resolution of the Annual General Meeting on June 2, 2016 (TOP 9), MorphoSys introduced a stock option plan as another instrument to provide long-term incentive remuneration. As of April 1, 2020, the Management Board (at that time, consisting of Jean-Paul Kress, M.D., Jens Holstein and Malte Peters, M.D.) were granted a total of 47,913 stock options. Within the scope of this plan, each member of the Management Board received a certain number of stock options, entitling the Management Board members to subscribe to up to two MorphoSys shares each. For further details, please refer to the Notes to the Annual Financial Statements of MorphoSys AG. In accordance with the resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9), the stock option plan’s performance targets include the absolute price performance of MorphoSys shares and the relative price performance of MorphoSys shares compared to a benchmark index. The benchmark index consists of equal parts of the NASDAQ Biotechnology Index and the TecDAX. Each performance target has a 50% weighting in the achievement of the overall target. To determine the degree of target achievement for each performance target, the four-year vesting period (until the first stock options can be exercised) is subdivided into four equal periods of one year each. An arithmetic mean is calculated based on the degree of target achievement in each of the four years. This, in turn, determines the final percentage of target achievement for each performance target. The final percentages of target achievement for each of the two performance targets are then added together and divided by two; the result being the overall level of target achievement. For the performance target of absolute price performance, a comparison is made between the average stock price of MorphoSys shares for the preceding 30 trading days before the beginning and end of each year in the four-year period. If the MorphoSys share price increases, the degree of target achievement can reach up to 200% calculated on a straight-line basis for that particular year. Any further positive share price development of MorphoSys shares will not lead to any further increase in the performance target (cap). For the performance target of relative price performance, the development of MorphoSys’ share price measured by the average of the closing prices for the preceding 30 trading days before the beginning and end of each year in the four-year period is compared with the development of the benchmark index, measured by the average of the closing prices of the respective benchmark index during the last 30 trading days before the beginning and end of each year in the four-year period. Within the benchmark index, the NASDAQ Biotech Index and the TecDAX are each weighted at 50%. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

78 Management Report The percentage price developments of each index for the respective annual period are added and divided by two. If MorphoSys shares outperform the benchmark index, the degree of target achievement calculated on a straight-line basis for the relevant period can reach up to 200%. Any further positive share price development of MorphoSys shares versus the benchmark index will not lead to any further increase in the performance target (cap). Stock options can only be exercised when the four-year (minimum) vesting period prescribed by law has expired, and the specified minimum value for the degree of target achievement of a performance target has been exceeded. The ultimate number of exercisable stock options is calculated by multiplying the number of initially granted stock options (“grants”) by the total level of target achievement and rounding up to the nearest whole number. The resulting ultimate number of stock options is limited to 200% of the initially granted number of stock options. The stock options are settled in the form of Company shares, with each stock option entitling the holder to one share for the final number of stock options. When the stock options are exercised, the exercise price must be paid for each underlying share. The exercise price corresponds to the average closing auction price of MorphoSys shares in the 30 trading days prior to the day on which the stock options were issued. The terms of the stock option plan provide further details on the granting and settlement of stock options, the issue of Company shares from Conditional Capital 2016-III and the administration of the stock option plan. For more information, please refer to the corresponding resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9). The Annual General Meeting of May 27, 2020 also created a new Conditional Capital 2020-I under Agenda Item 11 and renewed the authorization to issue stock options on the basis of a stock option plan with essentially the same conditions that served as the basis for the resolution of the Annual General Meeting of June 2, 2016. Under this authorization, amongst others, up to 657,307 stock options may be granted to members of the Company’s Management Board. MorphoSys did not make use of this authorization in 2020. In 2020, MorphoSys also introduced a performance share unit program (“Performance Share Unit Program”) as an additional instrument of long-term incentive remuneration. As of April 1, 2020, the Management Board (at that time, consisting of Jean-Paul Kress, M.D., Jens Holstein and Malte Peters, M.D.) was granted a total of 12,320 Performance Share Units. The new Management Board member, Roland Wandeler, Ph.D., who joined the Board on May 5, 2020, was granted as one-time sign-on package performance share units worth $ 1,000,000 (approx.. € 0.9 million) on June 1, 2020, for a total of 8,361 performance share units. For further details, please refer to the Notes to the Annual Financial Statements of MorphoSys AG. The performance targets for the Performance Share Unit Program are the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to a benchmark index; the benchmark index consists of the NASDAQ Biotechnology Index and the TecDAX in equal parts. Each performance target has a weighting of 50% for the overall target achievement level. To determine the degree of target achievement for each performance target, the four-year vesting period (until the first performance share units can be exercised) is subdivided into four equal periods of one year each. An arithmetic mean is calculated based on the degree of target achievement in each of the four years. This, in turn, determines the final percentage of target achievement for each performance target. The final MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 79 percentage of target achievement for each of the two performance targets are then added together and divided by two; the result being the overall level of target achievement. For the performance target of absolute price performance, a comparison is made between the average stock price of MorphoSys shares for the preceding 30 trading days before the beginning and end of each year in the four-year period. If the MorphoSys share price increases, the degree of target achievement can reach up to 200% calculated on a straight-line basis for that particular year. Any further positive share price development of MorphoSys shares does not lead to any further increase in the performance target (cap). For the performance target of relative price performance, the development of MorphoSys’ share price measured by the average of the closing prices for the preceding 30 trading days before the beginning and end of each year in the four-year period is compared with the development of the benchmark index, measured by the average of the closing prices of the respective benchmark index during the last 30 trading days before the beginning and end of each year in the four-year period. Within the benchmark index, the NASDAQ Biotech Index and the TecDAX are each weighted at 50% so that the percentage price developments of each index for the respective annual period are added and divided by two. If MorphoSys shares outperform the benchmark index, the degree of target achievement calculated on a straight-line basis for the relevant period can reach up to 200%. Any further positive share price development of MorphoSys shares versus the benchmark index does not lead to any further increase in the performance target (cap). Performance share units are only exercisable when the four-year vesting period has expired, and the respective minimum target achievement level for a performance target has been exceeded. The final number of exercisable performance share units is determined by multiplying the number of originally granted performance share units (“grant”) by the total target achievement level and rounding up to the next whole number. Each performance share unit entitles the beneficiaries to a cash payment claim against the Company in the amount of the average closing price of the MorphoSys share during the last 30 trading days prior to the expiration of the vesting period. The beneficiaries’ payment claim is limited to a total of 250% of the original amount granted. The plan conditions contain further details for the granting and settlement of performance share units and for the implementation of the Performance Share Unit Program. MISCELLANEOUS No loans or similar benefits were granted during the reporting year to any member of the Management Board. The members of the Management Board also did not receive any benefits from third parties during the reporting year that were either promised or granted based on their position as members of the Management Board. PAYMENTS UPON TERMINATION OF MANAGEMENT CONTRACTS/CHANGE OF CONTROL In the event of the premature termination of a Management Board member’s service contract, payments rendered by the Company to the member of the Management Board, including fringe benefits, shall not exceed the value of two years’ compensation (severance cap), and shall not compensate more than the remaining term of the service contract. If the service contract is terminated for good cause for which the Management Board member is responsible, the member will not be entitled to any payments. The severance cap should be calculated on the basis of the total remuneration for the previous full financial year and, if applicable, as well as on the expected total remuneration for the current financial year. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

80 Management Report If the service contract of a member of the Management Board ends by death, his or her spouse or life partner is entitled to the fixed monthly salary for the month of death and the following 12 months. In the event of a change of control, the members of the Management Board may terminate their service contracts for cause and demand payment of the fixed salary and annual bonus still outstanding up to the end of the service contract, but at least 200% of the annual gross fixed salary and annual bonus. Furthermore, in such a case, all stock options, performance share units and performance shares granted vest immediately and may be exercised after the statutory vesting periods or blackout periods have expired. The following cases are considered to be changes of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-affiliated company, (ii) MorphoSys merges with a non-affiliated company, (iii) MorphoSys AG as a controlled company becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG) or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30% or more of the voting rights of MorphoSys, or at least 30% of the voting rights are attributed to the shareholder or third party. Non-compete clauses have also been agreed with the members of the Management Board for the period following their departure. In return, MorphoSys AG is required to make compensation payments for six months after termination of the service contract. The compensation payment amounts to 100% of the fixed salary for the duration of the non-compete clause. The following overview summarizes the various components of Executive Board compensation on an individualized basis for each Executive Board member: TAB. 09: COMPONENTS OF EXECUTIVE BOARD COMPENSATION IN 2020 AND 2019 Performance- unrelated Performance-related Long-term incentive remuneration remuneration compensation Total 2019 2020 2019 2020 2019 2020 2019 2020 Jean-Paul Kress, M.D. 371,849 1,059,925 1,196,000 995,307 2,000,013 1,429,295 3,567,862 3,484,527 Malte Peters, M.D. 524,391 597,024 847,518 578,575 441,279 659,841 1,813,188 1,835,440 Roland Wandeler, Ph.D. 0 802,794 0 384,681 0 775,817 0 1,963,292 Jens Holstein1 576,638 3,001,719 851,392 519,783 441,279 659,841 1,869,309 4,181,343 Markus Enzelberger, Ph.D.1 539,805 67,650 480,688 0 441,279 0 1,461,772 67,650 Simon Moroney, Ph.D. 1,594,323 0 328,859 0 673,563 0 2,596,745 0 Total Compensation 3,607,006 5,529,112 3,704,457 2,478,346 3,997,413 3,524,794 11,308,876 11,532,252 1 Jens Holstein will receive a severance payment of € 2,300,000, which will be paid in 2021, as well as an expense allowance for tax advice. Markus Enzelberger, Ph.D., received a severance payment amounting to 50 % of his fixed remuneration and his bonus payment for the previous financial year until the regular expiry of his service contract. Due to their long years of commitment to the Company, the Supervisory Board decided that for both, the long-term incentive plans would not forfeit on a pro-rate basis despite their termination of the employment before the end of the respective four-year vesting periods. Because of this modification of terms and conditions, the respective personnel expense from share-based compensation for the outstanding vesting periods was allocated to the remaining period of performance. For Jens Holstein, € 487,327 were recognized earlier than anticipated in 2020, whereas for Markus Enzelberger, Ph.D., € 122,683 were booked earlier in the years 2019 and 2020. In 2020, performance-unrelated compensation includes benefits of € 128,409 for Jens Holstein and € 105,144 for Markus Enzelberger, Ph.D., and in 2019, benefits of € 379,295 for Simon Moroney, Ph.D., which were granted on the occasion of termination of employment. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 81 CHANGE IN THE COMPOSITION OF THE MANAGEMENT BOARD In the 2020 reporting year, the following changes occurred in the composition of the Management Board: Markus Enzelberger’s, Ph.D., resignation as Chief Scientific Officer and member of the Management Board announced in November 2019, became effective as of February 29, 2020. By resolution of the Supervisory Board on March 30, 2020, Roland Wandeler, Ph.D., was appointed as a new member of the Management Board for a term of three years from May 5, 2020 to April 30, 2023. Jens Holstein left as Chief Financial Officer and member of the Management Board with effect of as of December 31, 2020. VOTE ON THE REMUNERATION SYSTEM FOR THE MANAGEMENT BOARD (“SAY ON PAY”) The current remuneration system for the members of the Management Board is unchanged from the remuneration system approved by the Annual General Meeting on May 19, 2011, with a majority of over 91%. On January 1, 2020, the Act for the Implementation of the Second Shareholders’ Rights Directive (ARUG II) came into force. According to the new regulations, the shareholders must resolve on a remuneration system for the Management Board to be submitted by the Supervisory Board for the first time prior to the end of the first Annual General Meeting in 2021. MorphoSys has therefore deliberately refrained from submitting a Management Board remuneration system to be put up for vote at its Annual General Meeting in 2020. The Supervisory Board has drafted a remuneration system for the Management Board and will present it to the Annual General Meeting 2021 for resolution. SUPERVISORY BOARD REMUNERATION The remuneration of the members of the Supervisory Board is governed by our Articles of Association and a corresponding resolution of the Annual General Meeting on Supervisory Board remuneration. At the 2020 Annual General Meeting, a resolution was passed to increase the annual remuneration of the Chairperson of the Audit Committee and to grant a lump-sum expense allowance per meeting for Supervisory Board members who are domiciled within Europe and physically attend a Supervisory Board and/or Committee meetings in the U.S. In the 2020 financial year, Supervisory Board members received fixed remuneration in addition to attendance fees and expense allowances for attending Supervisory Board and Committee meetings. Supervisory Board members each receive annual remuneration in the form of a lump-sum payment for their membership on the Supervisory Board (€ 98,210.00 for the Chairperson, € 58,926.00 for the Deputy Chairperson and € 39,284.00 for the other members of the Supervisory Board). The Chairperson receives € 4,000.00 for each Supervisory Board meeting he chairs; the other members receive € 2,000.00 for each Supervisory Board meeting they attend. For Committee work, the Chair of the Audit Committee receives € 18,000.00, the chairs of all other committees each receive € 12,000.00, and the remaining Committee members each receive € 6,000.00. Committee members also receive € 1,200.00 for each Committee meeting attended. If (i) a Supervisory Board member domiciled outside Europe attends a Supervisory Board and/or Committee meeting, in person in Europe or (ii) a Supervisory Board member domiciled inside Europe attends a Supervisory Board and/or Committee meeting in person in the U.S., the Supervisory Board member shall be paid a lump-sum expense allowance of € 2,000.00 (plus any value-added tax) for the additional travel time involved in addition to the attendance fees and reimbursement of expenses. Supervisory Board members are also reimbursed for travel expenses and value-added taxes (VAT) on their remuneration. In addition, the members of the Supervisory Board are included in a Directors and Officers liability insurance (D&O Insurance) maintained by the Company at an appropriate level in the interests of the MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

82 Management Report Company. The premiums are paid by the Company. An appropriate deductible has been agreed for the D&O Insurance of the members of the Supervisory Board. In the 2020 financial year, Supervisory Board members received a total of € 634,752 (2019: € 633,597), excluding the reimbursement of travel expenses. This amount consists of fixed remuneration and attendance fees for participating in Supervisory Board and committee meetings. We did not grant any loans to Supervisory Board members. The table below presents the Supervisory Board’s remuneration in more detail. TAB. 10: COMPENSATION OF THE SUPERVISORY BOARD IN 2020 AND 2019 Fixed Compensation Attendance Fees 1 Total Compensation in € 2020 2019 2020 2019 2020 2019 Marc Cluzel, M.D., Ph.D. 104,210 104,210 56,400 44,400 160,610 148,610 Michael Brosnan 57,284 51,284 28,400 34,000 85,684 85,284 Sharon Curran 45,284 27,791 30,000 11,600 75,284 39,391 George Golumbeski, Ph.D. 65,345 51,284 30,800 31,600 96,145 82,884 Wendy Johnson 49,579 47,618 39,200 35,600 88,779 83,218 Krisja Vermeylen 57,284 57,284 38,400 32,400 95,684 89,684 Frank Morich, M.D. 2 19,766 70,926 12,800 33,600 32,566 104,526 Total 398,752 410,397 236,000 223,200 634,752 633,597 923290-19608802038985-19608803622675-19608806789420-1960880 1 The lump-sum expense allowance includes expense allowance for attendance at Supervisory Board and committee meetings. 2 Frank Morich, M.D., resigned as a member of the Supervisory Board with effect from April 11, 2020. SHAREHOLDINGS OF MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS The members of the Management Board and the Supervisory Board hold less than 1% of the shares issued by the Company. All shares, performance shares, performance share units, stock options, and convertible bonds held by each member of the Management Board and the Supervisory Board are listed below. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 83

TAB. 11: DIRECTORS' HOLDINGS

Shares	01/01/2020	Additions	Sales	12/31/2020
Management Board				
Jean-Paul Kress, M.D.	0	0	0	0
Malte Peters, M.D.	3,313	0	0	3,313
Roland Wandeler, Ph.D. [1]	-	0	0	0
Jens Holstein [2]	19,517	13,677	9,000	-
Markus Enzelberger, Ph.D. [3]	1,676	0	0	-
Total	**24,506**	**13,677**	**9,000**	**3,313**
Supervisory Board				
Marc Cluzel, M.D., Ph.D.	750	0	0	750
Michael Brosnan	0	0	0	0
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Wendy Johnson	500	0	0	500
Krisja Vermeylen	350	0	0	350
Frank Morich, M.D. [4]	1,000	0	0	-
Total	**2,600**	**0**	**0**	**1,600**

STOCK OPTIONS

	01/01/2020	Additions	Forfeitures	Exercises	12/31/2020
Management Board					
Jean-Paul Kress, M.D.	57,078	24,911	0	0	81,989
Malte Peters, M.D.	21,609	11,501	0	0	33,110
Roland Wandeler, Ph.D. [1]	-	0	0	0	0
Jens Holstein [2]	21,609	11,501	0	0	-
Markus Enzelberger, Ph.D. [3]	18,678	0	0	0	-
Total	**118,974**	**47,913**	**0**	**0**	**115,099**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

84

Management Report

PERFORMANCE SHARES

	01/01/2020	Additions	Adjustment due to performance criteria [5]	Forfeitures	Allocations [6]	12/31/2020
Management Board						
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Malte Peters, M.D.	7,197	0	1,850	0	0	9,047
Roland Wandeler, Ph.D. [1]	-	0	0	0	0	0
Jens Holstein [2]	12,693	0	10,031	0	13,677	-
Markus Enzelberger, Ph.D. [3]	7,259	0	0	0	0	-
Total	**27,149**	**0**	**11,881**	**0**	**13,677**	**9,047**

[1] Roland Wandeler, Ph.D., became a member of the Management Board of MorphoSys AG with effect as of May 5, 2020.

[2] Jens Holstein resigned as a member of the Management Board with effect from the end of November 13, 2020. Changes in the number of shares after his departure from the Management Board are not presented.

[3] Markus Enzelberger, Ph.D., resigned as a member of the Management Board with effect from the end of February 29, 2020. Changes in the number of shares after his departure from the Management Board are not presented.

[4] Frank Morich, M.D., resigned as a member of the Supervisory Board with effect from April 11, 2020. Changes in the number of shares after his departure from the Management Board are not presented.

[5] Adjustment based on defined performance criteria. For performance criteria that have not yet been met, a target achievement of 100% is assumed.

[6] Allocations are made as soon as the transfer of performance shares within the six-month exercise period after the end of the four-year waiting period has expired.

The members of our Supervisory Board do not hold stock options, performance share units, convertible bonds or performance shares.

MANAGERS' TRANSACTIONS

The members of the Management Board and the Supervisory Board of MorphoSys AG, as well as persons closely associated with them, are required to disclose trading in MorphoSys shares in accordance with the requirements set forth in the relevant legal provisions (Article 19 [1a] of the Market Abuse Regulation (MAR)).

During the reporting year, MorphoSys received notifications pursuant to Article 19 (1a) MAR, which are shown in the table below.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Management Report 85

TAB. 12: MANAGERS TRANSACTIONS 2020

Party Subject to the Notification Requirement	Function	Date of Transaction	Type of Transaction	Aggregated Share Price	Aggregated Volume	Place of Transaction
Jens Holstein	Chief Financial Officer	05/10/2020	Disposal of shares (performance shares) from the expiring long-term incentive (LTI) program 2016 as part of his remuneration as member of the Management Board; Mr. Holstein received a total of 13,677 shares under this program	€ 99.04	€ 445,676.26	Xetra
Jens Holstein	Chief Financial Officer	02/10/2020	Disposal of shares (performance shares) from the expiring long-term incentive (LTI) program 2016 as part of his remuneration as member of the Management Board; Mr. Holstein received a total of 13,677 shares under this program	€ 97.99	€ 440,952.04	Xetra
Jens Holstein	Chief Financial Officer	21/04/2020	Allocation of 13,677 shares as part his remuneration as member of the Management Board (Long-Term Incentive Program 2016) (issuer's own shares)	Not numerable	Not numerable	Outside a trading venue
Jean-Paul Kress, M.D.	Chief Executive Officer	21/04/2020	Acceptance of 24,911 stock options to subscribe for up to two shares each within the compensation as a Management Board Member (Stock-Option-Program 2020)	Not numerable	Not numerable	Outside a trading venue
Jens Holstein	Chief Financial Officer	21/04/2020	Acceptance of 11,501 stock options to subscribe for up to two shares each within the compensation as a Management Board Member (Stock-Option-Program 2020)	Not numerable	Not numerable	Outside a trading venue
Malte Peters, M.D.	Chief Research & Development Officer	21/04/2020	Acceptance of 11,501 stock options to subscribe for up to two shares each within the compensation as a Management Board Member (Stock-Option-Program 2020)	Not numerable	Not numerable	Outside a trading venue

AVOIDING CONFLICTS OF INTEREST

The members of the Management Board and the Supervisory Board are obligated to refrain from actions that could lead to conflicts of interest with their responsibilities at MorphoSys AG. Such transactions or secondary activities of the Management Board must be disclosed to the Supervisory Board without delay and require the Supervisory Board's approval. The Supervisory Board in turn must inform the Annual

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

86 Management Report General Meeting of any conflicts of interest that arise and disclose how they were dealt with. No conflict of interest arose in the Supervisory Board in the 2020 financial year. SHARE REPURCHASES By resolution of the Annual General Meeting on May 23, 2014, MorphoSys was authorized, in accordance with Section 71 (1) no. 8 of the German Stock Corporation Act (AktG), to repurchase treasury shares in an amount of up to 10% of the existing share capital up to and including April 30, 2019. Following the authorization’s expiry, no new authorization was proposed to the 2020 Annual General Meeting; therefore, no such authorization currently exists. INFORMATION TECHNOLOGY The strategic alignment of our IT infrastructure and processes coupled with our fundamental business continuity measures made it possible to transition to remote working due to COVID-19 without any problems or restrictions to our business activities. Our commercial supply chain for Monjuvi was implemented in the first half of 2019 using SAP Business ByDesign and other systems. The development of our sales platform was completed in a short amount of time and with great success to coincide with the market launch of Monjuvi. We also launched and successfully completed various digital projects to introduce not only new business processes but also digitize existing business processes even more. Various components of the digital workplace were also optimized to further enhance remote working capabilities going forward and ensure they remain an integral part of our modern working environment. With the shift to remote working, IT security and compliance became even more important areas of information technology in the reporting year. For this reason and in an effort to optimize our cyber defense measures, we consolidated several of our platforms within the area of IT security. Our internal Computer Emergency Response Team (CERT) has not detected any serious security incidents during the reporting year. We also had our technical security controls reviewed for vulnerabilities by external security experts and our employees were trained to gain an awareness of their shared responsibility and essential contribution to IT security in our Company. INFORMATION ON THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM WITH REGARD TO THE ACCOUNTING PROCESS UNDER SECTION 289 (4) AND SECTION 315 (4) HGB In the 2020 financial year, we completed a routine update of the documentation for our existing internal control and risk management system, which helps us maintain adequate internal control over financial reporting and ensures the availability of key controls to report financial figures as precisely and accurately as possible. We also expanded this system based on the SOX regulations (Sarbanes-Oxley Act of 2002, Section 404). COSO (Committee of Sponsoring Organizations of the Treadway Commission) defines the corresponding COSO framework (“Internal Control – Integrated Framework”). We use this framework, which is the most commonly used framework for the internal control over financial reporting. System constraints make it impossible to give absolute assurance that internal controls will always prevent or completely detect all misrepresentations made in the context of financial reporting. Internal controls can only provide reasonable assurance that financial reporting is reliable and verify that the financial statements were prepared in accordance with the applicable IFRS standards endorsed by the European Union (EU) for external purposes. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 87 The financial statements are subjected to numerous preparation, review and control processes so that they can be reported promptly to the market and to shareholders. To accomplish this, our executives have a coordinated plan for which all internal and external resources are made available. We also use a strict principle of double-checking to ensure the accuracy of the key financial ratios reported and the underlying execution of all accounting processes. Numerous rules and guidelines are also followed to ensure the strict separation of the planning, posting and execution of financial transactions. This functional separation of processes is ensured by all of our operating IT systems we use through an appropriate assignment of rights. External service providers regularly review the implementation of and compliance with these guidelines and the efficiency of the accounting processes. Predicting future events is not the task of our internal control and risk management system. Our risk management system does, however, ensure that business risks are detected and assessed early. The risks identified are eliminated or at least brought to an acceptable level using appropriate corrective measures. Special attention is given to risks that could jeopardize the Company. The Management Board ensures that risks are always dealt with responsibly and keeps the Supervisory Board informed of all existing risks and their development. Detailed information on our risks and opportunities can be found in the section “Risk and Opportunity Report.” ACCOUNTING AND EXTERNAL AUDIT We prepare our annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the Stock Corporation Act (AktG). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force on December 31, 2020 and adopted by the EU into European law. As of December 31, 2020, there were no standards or interpretations with an impact on our consolidated financial statements as of December 31, 2020 and 2019 that had entered into force but had not yet been adopted into European law. Therefore, our consolidated financial statements comply with both the IFRS published by the International Accounting Standards Board (IASB) and the IFRS adopted by the EU. In addition, our consolidated financial statements take into account the supplementary provisions of German commercial law that are to be applied in accordance with Section 315e (1) of the German Commercial Code (HGB). For the election of our auditor, the Audit Committee of the Supervisory Board submits a nomination proposal to the Supervisory Board. At the 2020 Annual General Meeting, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was appointed as auditor for the 2020 financial year. As proof of its independence, the auditor submitted an Independence Declaration to the Supervisory Board. The lead auditor of these consolidated financial statements was Holger Lutz, who has audited the consolidated financial statements since 2019. PricewaterhouseCoopers GmbH has been our auditor since the 2011 financial year. Information on audit-related fees and all other fees provided by PricewaterhouseCoopers GmbH to us during the 2020 financial year can be found in Note 7.1. COMPLIANCE MANAGEMENT PROGRAM The “Separate Non-Financial Group Report”* sets out the basic mechanisms of our compliance management program (CMP). The report is available on our website https://csr.morphosys.com/2020. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

88 Management Report The identification and assessment of compliance risks are an important part of the CMP and are incorporated into the program’s overall strategic development. Our main compliance-relevant risk areas are evaluated using a systematic approach and taking into account our current business strategy and priorities. During the reporting year, we carried out an annual compliance risk assessment that included anti-bribery and other relevant risk areas. Risk mitigation measures were initiated for the areas of action identified. Within the scope of the CMP, employees are given the opportunity to report suspected breaches of law within the MorphoSys Group in a protected manner through the MorphoSys Integrity Line reporting system. In addition to an annual compliance risk analysis, we have developed other appropriate guidelines and have monitored compliance. In order to prevent compliance breaches, employees were routinely trained in topics relevant for compliance. For the first time, an e-learning on the Code of Conduct has been successfully completed by a vast majority of the workforce. In November 2020, MorphoSys launched a compliance campaign involving its entire workforce under the motto “Integrity in All We Do.” The tone from the top was further developed with the messages from the Chief Executive Officer, the Chief Research and Development Officer, the Chief Operating Officer and other leaders. Compliance-related discussions and analyses at all levels of the Company lead to a continuous improvement in managing and mitigating risk at MorphoSys. In conjunction with the EU General Data Protection Regulation (Regulation [EU] 2016/679 – “GDPR”), which entered into force on May 25, 2018, we have implemented various procedures since 2018 to ensure compliance with the GDPR. * This information is not part of the management report that is subject to audit. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 89 FIG. 02: COMPLIANCE MANAGEMENT PROGRAM (CMP) MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

90 Management Report INTERNAL AUDIT DEPARTMENT Our Internal Audit department is an essential element of the Corporate Governance structure. The department assists us in accomplishing our objectives by prescribing a systematic approach to evaluating and improving the effectiveness of our risk management, internal control and other corporate governance processes. The accounting and consulting firms KPMG and Protiviti were appointed in 2020 as co-sourcing partners for the internal auditing process. The Internal Audit department executes a risk-based audit plan that includes the requirements and recommendations of the Management Board, as well as those of the Supervisory Board’s Audit Committee. The Internal Audit department is also responsible for performing management testing in accordance with the requirements of the U.S. Sarbanes-Oxley Act, Section 404 (SOX). This procedure involves independently testing the appropriateness and effectiveness of internal controls in the business processes relevant to financial reporting. Our Internal Audit department informs the relevant members of the Executive Committee about the outcome of each internal audit. The Head of Internal Audit reports to the Audit Committee of the Supervisory Board on the results of the internal audits and SOX management testing twice a year or immediately if necessary. Three audits were carried out in the year 2020. Some areas for action were identified resulting in the adoption of corresponding corrective plans of action. The internal audit plan for 2021 envisages three audits. Disclosures under Section 289a (1), Section 315a (1) HGB and Explanatory Report of the Management Board under Section 176 (1) Sentence 1 AktG COMPOSITION OF COMMON STOCK On December 31, 2020, the Company’s common stock amounted to € 32,890,046.00 and was divided into 32,890,046 no-par-value bearer shares. With the exception of the 131,414 treasury shares held by the Company, these bearer shares possess voting rights, whereby each share grants one vote at the Annual General Meeting. The Company’s share capital recorded in the commercial register as of December 31, 2020, amounted to € 32,865,399.00 and was divided into 32,865,399 no-par-value bearer shares. This amount of share capital does not yet reflect the increase in share capital or the number of shares resulting from the exercise of 24,647 conversion rights from convertible bonds in 2020. On January 18, 2021, the Supervisory Board of the Company resolved to amend the wording of the Articles of Association to reflect the higher share capital of € 32,890,046.00, which was registered with the commercial register on February 4, 2021. RESTRICTIONS AFFECTING VOTING RIGHTS AND THE TRANSFER OF SHARES Our Management Board is not aware of any restrictions that may affect voting rights or the transfer of shares, or any restrictions that may emerge from agreements between shareholders. Voting rights restrictions may also arise from the provisions of the German Stock Corporation Act (AktG), such as those under Section 136 AktG, or the provisions for treasury stock under Section 71b AktG. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 91 SHAREHOLDINGS IN COMMON STOCK EXCEEDING 10% OF VOTING RIGHTS We are not aware of nor have we been notified of any direct or indirect interests in the Company’s common stock that exceed 10% of the voting rights. SHARES WITH SPECIAL RIGHTS CONFERRING POWERS OF CONTROL Shares with special rights conferring powers of control do not exist. CONTROL OVER VOTING RIGHTS WITH REGARD TO EMPLOYEE OWNERSHIP OF CAPITAL Employees who hold shares in the Company exercise their voting rights directly in accordance with the statutory provisions and the Articles of Association, as do other shareholders. APPOINTMENT AND DISMISSAL OF MANAGEMENT BOARD MEMBERS AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION The number of Management Board members, their appointment and dismissal, and the nomination of the Chief Executive Officer are determined by the Supervisory Board in accordance with Section 6 of the Articles of Association and Section 84 AktG. Our Management Board currently consists of the Chief Executive Officer and three other members. Management Board members may be appointed for a maximum term of five years. Reappointments or extensions in the term of office are allowed for a maximum term of five years in each case. The Supervisory Board may revoke the appointment of a Management Board member or the nomination of a Chief Executive Officer for good cause as defined under Section 84 (3) AktG. If a required member of the Management Board is absent, one will be appointed by the court in cases of urgency under Section 85 AktG. As a rule, the Articles of Association can only be amended by a resolution of the Annual General Meeting in accordance with Section 179 (1) sentence 1 AktG. Under Section 179 (2) sentence 2 AktG in conjunction with Section 20 of the Articles of Association, our Annual General Meeting resolves amendments to the Articles of Association generally through a simple majority of the votes cast and a simple majority of the common stock represented. If the law stipulates a higher mandatory majority of votes or capital, this shall be applied. Amendments to the Articles of Association that only affect their wording can be resolved by the Supervisory Board in accordance with Section 179 (1) sentence 2 AktG in conjunction with Section 12 (3) of the Articles of Association. POWER OF THE MANAGEMENT BOARD TO ISSUE SHARES The Management Board’s power to issue shares is granted under Section 5 (5) through (6i) of the Company’s Articles of Association and the statutory provisions. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the scope of the capital increase from conditional or authorized capital. 1. Authorized Capital In the case of an authorized capital increase, the Management Board is authorized, with the Supervisory Board’s consent, to determine the further details of the capital increase and its implementation. a) Pursuant to Section 5 (5) of the Articles of Association, the Management Board is authorized with the Supervisory Board’s consent to increase the Company’s share capital against contribution in cash and/or contribution in kind on one or several occasions by up to € 11,768,314.00 by issuing up to 11,768,314 new, no-par-value bearer shares until and including the date of April 30, 2023 (Authorized Capital 2018-I). MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

92 Management Report When executing capital increases, shareholders are principally entitled to subscription rights. The shares may also be subscribed to by one or several credit institutions with the obligation to offer the shares to shareholders for subscription. With the Supervisory Board’s consent, the Management Board is, however, authorized to exclude shareholders’ subscription rights. aa) in the case of a capital increase against contribution in cash, to the extent necessary to avoid fractional shares; or bb) in the case of a capital increase against contribution in kind; or cc) in the case of a capital increase against contribution in cash to the extent the new shares shall be placed on a foreign stock exchange in the context of a new listing. The total number of shares to be issued via a capital increase against contribution in cash and/or in kind, excluding subscription rights and based on the authorizations mentioned above, shall not exceed 20% of the share capital, when calculated based on the authorizations’ effective date or exercise, whichever amount is lower. The 20% limit mentioned above shall take into account (i) treasury shares sold with the exclusion of subscription rights after the effective date of these authorizations (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs), (ii) shares that are issued excluding subscription rights during the effective period of these authorizations from other authorized capital existing on the effective date of these authorizations, and (iii) shares to be issued during the effective period of these authorizations to service bonds with conversion or warrant rights, whose authorization basis exists on the effective date of these authorizations, to the extent the bonds with conversion or warrant rights were issued with the exclusion of the subscription rights of the shareholders (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs). b) Pursuant to Section 5 (6) of the Articles of Association, the Management Board is authorized with the Supervisory Board’s consent to increase the Company’s share capital against contribution in cash on one or several occasions by a total of up to € 3,286,539.00 by issuing up to 3,286,539 new no-par-value bearer shares until and including May 26, 2025 (Authorized Capital 2020-I). Shareholders are principally entitled to subscription rights. The shares may also be subscribed to by one or several credit institutions with the obligation to offer the shares to shareholders for subscription. The Management Board is, however, authorized to exclude shareholder subscription rights with the Supervisory Board’s consent in the following cases: aa) to the extent such exclusion is necessary to avoid fractional shares; or bb) if the issue price of the new shares is not significantly below the market price of shares of the same class already listed and the total number of shares issued against contribution in cash, excluding subscription rights, during the term of this authorization does not exceed 10% of the common stock on the date this authorization takes effect or at the time it is exercised, in accordance with or in the respective application of Section 186 (3) sentence 4 AktG. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 93 The total number of shares to be issued via capital increases against contribution in cash, excluding subscription rights and based on the authorizations mentioned above shall not exceed 10% of the share capital when calculated based on the authorizations’ effective date or exercise, whichever amount is lower. The aforementioned 10% limit shall include (i) treasury shares sold with exclusion of subscription rights after the effective date of these authorizations (unless they service the entitlements of members of executive management bodies and/or employees of the Company and its affiliated companies under employee participation programs), (ii) shares to be issued with the exclusion of subscription rights during the effective period of these authorizations from other authorized capital existing on the effective date of these authorizations (unless they service the entitlements of members of executive management bodies and/or employees of the Company and its affiliated companies under employee participation programs), as well as (iii) shares to be issued during the effectiveness of these authorizations to service bonds with conversion or warrant rights, whose authorization basis exists on the effective date of these authorizations, to the extent the bonds with conversion or warrant rights were issued with the exclusion of shareholders’ subscription rights (unless they service the entitlements of members of executive management bodies and/or employees of the Company and its affiliated companies under employee participation programs). c) Pursuant to Article 5 (6h) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital on one or several occasions by a total of up to € 159,197.00 by issuing up to 159,197 new no-par-value bearer shares against cash contributions and/or contributions in kind until and including April 30, 2024 (Authorized Capital 2019-I). The subscription rights of shareholders are excluded. The Authorized Capital 2019-I serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Company’s Restricted Stock Unit Program (RSUP) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and may be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes determining the profit entitlement of the new shares, which, in deviation from Section 60 (2) of the German Stock Corporation Act (AktG), may also participate in the profit of an already completed fiscal year. 2. Conditional Capital a) Pursuant to Section 5 (6b) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 5,307,536.00 through the issue of up to 5,307,536 no-par-value bearer shares (Conditional Capital 2016-I). The conditional capital increase serves solely as a means to grant new shares to the holders of conversion or warrant rights, which will be issued by the company or companies in which the Company has a direct or indirect majority interest according to the authorizing resolution of the Annual General Meeting on June 2, 2016, under Agenda Item 7 letter a). The shares will be issued at the respective conversion or exercise price to be determined in accordance with the resolution above. The conditional capital increase will only be carried out to the extent that the holders of conversion or warrant rights exercise these rights or fulfill conversion obligations under such bonds. The shares will be entitled to MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

94 Management Report dividends as of the beginning of the previous financial year, provided they were issued before the start of the Company’s Annual General Meeting, or as of the beginning of the financial year in which they were issued. On October 13, 2020, the Management Board, with the Supervisory Board’s consent, resolved to issue convertible bonds in an amount totaling up to € 325,000,000.00, maturing in October 2025. The convertible bonds may be converted into up to approximately 2.65 million new and/or existing shares. The issue of the convertible bonds is based on Conditional Capital 2016-I. The subscription rights of the Company’s shareholders were excluded. b) Pursuant to Section 5 (6e) of the Articles of Association, the Company’s share capital is increased conditionally by up to € 13,415.00 through the issue of up to 13,415 new no-par-value bearer shares of the Company (Conditional Capital 2008-III). The conditional capital increase will only be executed to the extent that holders of convertible bonds, which have been issued, exercise their conversion rights for conversion into ordinary shares of the Company. The new shares participate in the Company’s profits from the beginning of the financial year for which there has been no resolution by the Annual General Meeting on the appropriation of profits at the time of their issue. The Management Board shall be authorized, with the consent of the Supervisory Board, to establish additional details regarding the conditional capital increase and its execution. c) Pursuant to Section 5 (6g) of the Articles of Association, the share capital is increased conditionally by up to € 995,162.00 through the issue of up to 995,162 new no-par-value bearer shares of the Company (Conditional Capital 2016-III). The conditional capital serves to meet the obligations of subscription rights that have been issued and exercised based on the authorization resolved by the Annual General Meeting of June 2, 2016 under Agenda Item 9 letter a). The conditional capital increase will only be executed to the extent that holders of subscription rights exercise their right to subscribe to shares of the Company. The shares will be issued at the exercise price set in each case as the issue price in accordance with Agenda Item 9 letter a) subparagraph (8) of the Annual General Meeting’s resolution dated June 2, 2016; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which there has been no resolution by the Annual General Meeting on the appropriation of profits at the time of the shares’ issue. The Management Board, and the Supervisory Board where members of the Management Board are concerned, is authorized to determine the additional detail of the conditional capital increase and its execution. d) Pursuant to Section 5 (6i) of the Articles of Association, the Company’s share capital is increased conditionally by up to € 1,314,615.00 by issuing up to 1,314,615 new no-par value bearer shares (Conditional Capital 2020-I). The conditional capital serves to fulfill subscription rights that were issued and exercised on the basis of the authorization resolved by the Annual General Meeting on May 27, 2020, under Agenda Item 11, letter a). The conditional capital increase will only be implemented to the extent that holders of subscription rights exercise their subscription rights to subscribe to shares of the Company. The shares will be issued at the exercise price determined in accordance with the resolution of the Annual General Meeting of May 27, 2020, under Agenda Item 11, letter a) subparagraph (8) as the issue price; Section9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Management Report 95 which, at the time of their issue, no resolution by the Annual General Meeting on the appropriation of the accumulated profit has yet been passed. The Management Board, or, insofar as members of the Management Board are affected, the Supervisory Board are authorized to determine the further details of the conditional capital increase and its implementation. POWER OF MANAGEMENT BOARD TO REPURCHASE SHARES The authorization granted by the Company’s Annual General Meeting on May 23, 2014 expired on April 30, 2019. As a result, the Management Board is not currently authorized to repurchase the Company’s shares. MATERIAL AGREEMENTS MADE BY THE COMPANY THAT FALL UNDER THE CONDITION OF A CHANGE OF CONTROL AFTER A TAKEOVER BID A change of control as a result of a takeover bid could have an impact on our convertible bond issued in October 2020, the underlying contract of which contains customary change-of-control clauses. According to these clauses, bondholders can demand early repayment of the outstanding amounts in the event of a change of control. The Company has not entered into any further material agreements that are subject to a change of control following a takeover bid. COMPENSATION AGREEMENTS CONCLUDED BY THE COMPANY WITH MANAGEMENT BOARD MEMBERS AND EMPLOYEES IN THE EVENT OF A TAKEOVER BID In accordance with the service contracts in force during the reporting period, the members of the Management Board may terminate their service contracts following a change of control and demand the fixed salary and annual bonus still outstanding until the end of the regular term of the service contract, but at least 200% of the annual gross fixed salary and annual bonus. Furthermore, in case of a termination due to a change of control, all granted stock options, performance shares and other comparable direct or indirect interests in MorphoSys with compensation character will vest immediately and may be exercised after the statutory vesting periods and blackout periods have expired. Following a change of control, some members of the Senior Management Group may terminate their employment contracts and demand a severance payment in the amount of one annual gross fixed salary and the full contractual bonus for the calendar year in which the termination is effected. A target achievement rate of 100% is applied. In such a case, all stock options and performance shares granted will vest immediately and may be exercised after the statutory vesting periods and blackout periods have expired. The following cases are considered as a change of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-affiliated company, (ii) MorphoSys merges with a non-affiliated company, (iii) MorphoSys AG as a controlled company becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG) or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30% or more of the voting rights of MorphoSys, or at least 30% of the voting rights are attributed to the shareholder or third party. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

96 Management Report List of Figures and Tables • FIG. 01: Risk and Opportunity Management System at MorphoSys • FIG. 02: Compliance Management Program (CMP) • TAB. 01: Comparison of Actual Business Results Versus Forecasts • TAB. 02: Summary of MorphoSys’s Key Short- and Medium-Term Risks • TAB. 03: Summary of MorphoSys’s Key Long-Term Risks • TAB. 04: Summary of MorphoSys’s Key Opportunities • TAB. 05: Composition of the Supervisory Board until Termination of the 2020 Annual General Meeting • TAB. 06: Composition of the Supervisory Board since Termination of the 2020 Annual General Meeting • TAB. 07: Participation of Supervisory Board Members • TAB. 08: Compensation of the Management Board in 2020 and 2019 • TAB. 09: Components of Executive Board Compensation in 2020 and 2019 • TAB. 10: Compensation of the Supervisory Board in 2020 and 2019 • TAB. 11: Directors’ Holdings • TAB. 12: Managers Transactions in 2020 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Annual Financial Statements of MorphoSys AG as of December 31, 2020 (German GAAP) MorphoSys AG, Planegg MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

98 Notes to the Financial Statements MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 99 Balance Sheet as of December 31, 2020 12/31/2020 12/31/2020 12/31/2019 ASSETS in € in € in € 581660217805922655-68580 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

100 Notes to the Financial Statements 12/31/2020 12/31/2020 12/31/2019 LIABILITIES AND SHAREHOLDERS EQUITY in € in € in € A. EQUITY I. Common Stock (Nominal Value of the Conditional Capital as of December 31, 2020: € 7,630,728; December 31, 2019: € 6,340,760) 32,890,046 31,957,958 Treasury Stock (131,414) (225,800) 32,758,632 31,732,158 II. Additional Paid-in Capital 751,201,728 751,201,728 616,203,994 III. Earnings Reserves Other earnings reserves 22,182,157 22,182,157 18,788,036 IV. Accumulated Deficit (370,359,955) (370,359,955) (261,737,686) 435.782.562 404,986,502 B. PROVISIONS 1. Tax provisions 64,897,998 95,000 2. Other provisions 608,595,959 83,509,287 673,493,957 83,604,287 C. LIABILITIES 1. Bonds (thereof convertible EUR 325,000,000, prior year: EUR 12,324) 325,000,000 12,324 2. Prepayments Received on Orders 2,500,806 0 3. Trade Accounts Payable 44,845,812 6,090,613 4. Liabilities due to Affiliated Companies 3,672,174 1,357,995 Other liabilities (thereof due within one year EUR 2,386,017, prior year: EUR 1,311,525) (thereof for taxes EUR 1,499,090, prior year: EUR 5. 990,227) 2,386,017 1,311,525 378,404,809 8,772,457 D. DEFERRED REVENUE 114,926 114,926 1,685,728 1,487,796,254 499,048,974 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 101 Statement of Income from January 1 through December 31, 2020 2020 2019 in € in € 1. Sales 252,095,948 73,177,242 2. Cost of sales (141,236,722) (121,738,990) 3. Gross profit on sales 110,859,226 (48,561,748) 4. Selling expenses (41,863,990) (6,457,524) 5. General administration expenses (41,191,778) (37,900,470) 6. Other operating income 30,631,648 17,572,112 thereof gain on exchange 14,888,420 206,166 7. Other operating expenses (47,294,163) (5,415,315) thereof loss on exchange (30,895,874) (393,782) 8. Income from other securities and loans presented under financial assets 902,883 732,440 9. Other interest and similar income 46,633,860 907,344 thereof interest income from the deduction of accrued interest of non- current provisions 15,089 39,907 thereof from affiliated companies 3,589,949 681,405 10. Impairment of financial assets and of current securities (359,458) (3,588,312) 11. Losses from other securities and loans presented under financial assets (14,467,050) (227,899) 12. Expenses from contribution agreements (65,736,718) 0 13. Other Interest and similar expenses (21,933,457) (139,122) thereof interest expense from the addition of accrued interest of non- current provisions (13,426,399) (38,936) thereof to affiliated companies 0 (2,040) 14. Income tax (64,802,999) 1 15. Result after taxation (108,621,996) (83,078,493) 16. Other taxes (273) (49) 17. Net loss (108,622,269) (83,078,542) 18. Loss carried forward (261,737,686) (178,659,144) 19. Accumulated Deficit (370,359,955) (261,737,686) MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

102 Notes to the Financial Statements

Notes to the Financial Statements

General Information

These annual financial statements were prepared in accordance with Section 242 et seq. and Section 264 et seq. of the German Commercial Code (HGB), the corresponding provisions of the German Stock Corporation Act (AktG) and the Company's Articles of Association. The shares of MorphoSys AG ("MorphoSys" and the "Company") are listed for trading in the Regulated Market (Prime Standard segment) of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). Each ADS represents 1/4 of a MorphoSys ordinary share.

These annual financial statements were prepared in accordance with the regulations for large corporations. The statement of income has been structured in accordance with the cost of sales method for the purposes of comparison with the consolidated financial statements prepared pursuant to IFRS. The financial year corresponds to the calendar year.

The Company's registered office is located at Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is recorded in the Commercial Register B of the District Court of Munich, Germany, under the number HRB 121023.

Accounting and Valuation Principles

These annual financial statements were prepared on the basis of the following accounting and valuation principles.

When intangible assets acquired are subject to depletion, they are amortized using the straight-line method over the course of their expected useful lives. Acquired in-process research and development programs are recognized at acquisition cost and are only subject to amortization when the studies on the efficacy of the respective antibody program are fully completed, and a marketing authorization has been obtained. From the time of market approval, these are recognized as licenses for marketed products. Prior to receiving marketing authorization, the values of these assets are reviewed at the reporting date and carried at the lower of their carrying amount or fair value.

Asset Class	Useful Life	Amortisation Rates
Paid concessions, commercial property rights and similar rights and assets and licenses to such rights and assets	8 - 10 years	13% - 10%
In-process R&D programs	not yet subject for amortization	-
Licenses for marketed products	24 years	4%
Software	3 - 5 years	33% - 20%

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 103 Tangible assets are carried at acquisition cost and depreciated on a straight-line basis over their expected useful lives. Low-value assets up with values between € 250 and € 800 are fully depreciated in the year they are acquired. Depreciation Asset Class Useful Life Rates Land, leasehold rights and buildings, including leasehold improvements 10 years 10% Other equipment, furniture and fixtures 3—8 Jahre 33%—13% 3711575-454025 Financial assets are recognized according to the strict lower of cost or market principle at the lower of their acquisition cost or fair value. The fair value corresponds to the market price from an active market. If no active market exists, fair value is determined using generally accepted valuation methods such as the discounted cash flow method. Inventories include raw materials, supplies and production materials as well as finished goods, and are stated at the lower of cost or market value, applying permitted valuation simplification procedures. In addition to the direct cost, the production cost also include appropriate components of the necessary material and production overhead as well as production-related depreciation. Inventories are not subject to third-party rights, except for the customary retention of title. The prior year impairment to a fair value of zero on antibody material (tafasitamab) derived from fermenter runs, was reversed due to the market approval of Monjuvi on July 31, 2021. This reversal is recognized in cost of sales. Receivables and other assets are recognized at nominal value. Risks are taken into account by means of write-downs or impairments. The realization principle is applied to non-current receivables. The measurement of forward rate agreements qualifying as derivative financial instruments is based on the change in forward exchange curves. Recognition and measurement follow the imparity principle. Valuation units were not formed in the past financial year. Other securities are recognized at the lower of acquisition cost or fair value in accordance with Section 253 (4) HGB. Cash and cash equivalents are carried at their nominal value as of the reporting date. Prepayments are recognized as prepaid expenses on the reporting date insofar as they represent expenses for a certain period subsequent to the reporting date. The option to capitalize a discount for convertible bonds due to low interest rate has not been exercised. In this respect, the full amount is recognized as interest expense in the financial year 2020 and only the interest benefit of € 1,480k is allocated to the additional paid-in capital in accordance with Section 272 (2) no. 2 HGB until the earliest possible conversion date, i.e. 26 November 2020. The option to allocate the fair value of the conversion right over the entire term of the conversion right, i.e. until October 16, 2025, to the additional paid-in capital in accordance with section 272 (2) no. 2 HGB was not exercised. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

104 Notes to the Financial Statements Common stock is carried at nominal value. The nominal value of the shares repurchased is offset against common stock in accordance with Section 272 (1a) HGB, while the remaining amount of the total purchase price is offset against the other earnings reserves within equity. Provisions cover all identifiable risks and uncertain obligations and are recognized at the settlement amount required according to prudent business judgment. In the case of provisions with a remaining term of more than one year, future price and cost increases are taken into account in the amount of the general inflation rate and discounted to the reporting date. The discount rates used are the average market interest rates of the past seven financial years corresponding to the remaining terms of the provisions, as determined and published monthly by the German Central Bank (Deutsche Bundesbank) in accordance with the German Regulation on the Discounting of Provisions (‘Rückstellungsabzinsungsverordnung’). A currency-matching (US dollar) discount rate for the payment weighted remaining term of the provision relating to the collaboration and license agreement with Incyte is also determined in accordance with this same regulation. As of December 31, 2020, an interest rate of 3.31 % was determined with an underlying Duration of 8.25 years. Refer to section “Collaboration and License Agreement with Incyte” for further information. Liabilities are measured at the settlement amount. The imparity principle is applied to non-current liabilities. Deferred revenue consists of payments received prior to the reporting date to the extent these payments represent income for a specific period after this date. Provisions have been recognized on a pro rata basis for personnel expenses resulting from long-term incentive plans established in 2017, 2018, 2019 and 2020 because the repurchase of treasury shares for servicing the incentive plans and cash settlement of the performance share unit program constitutes a financial burden on the Company. The recognition of revenue for income from collaboration and research agreements is carried on the basis of the contractual terms and takes into account the realization principle of Section 252 (1) no. 4 HGB and the accrual-based method of Section 250 (2) HGB based on the contract period. Upfront payments made at the time of the conclusion of a contract for the out-licensing of antibody programs and the transfer of beneficial ownership of a distribution license are recognized as revenue at the time of the transfer to the licensee, provided that no material performance obligations have to be provided in the future. Revenue from milestone payments is recognized upon the achievement of certain success criteria (for example, the achievement of specified clinical phases, certain approvals and the number of patients treated). Service fees related to research and development collaborations are recognized in the period the services were rendered. Royalties from product sales are recognized in the period in which the corresponding sales are generated by the partner. Revenues from product sales are recognized upon completion of transfer of risk. This is case, once the customer obtains control of the product. Cost of sales includes acquisition and production costs of inventories recognized as an expense and research and development costs, consisting of costs for external services, personnel costs, material costs, infrastructure costs, operating costs, impairment losses, depreciation and amortization and other expenses. Cost of sales also includes reasonable research and development-related expenses for voluntary social benefits and company pension plans. Internally incurred development costs are capitalized once it is highly probable that an asset will be created in the future. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 105 Negative interest on financial assets and marketable securities is reported under other interest and similar expenses. Any total tax charge that results from a difference between the carrying amounts of assets, liabilities, accruals and deferrals prescribed by commercial law and these items’ tax carrying amounts that are likely to diminish in subsequent financial years is recognized as a deferred tax liability in the balance sheet in accordance with Section 274 HGB. Any total tax relief that results is not recognized as deferred tax assets in the balance sheet pursuant to the option granted in Section 274 (1) sent. 2 HGB. The amount of the resulting tax charge and relief is measured at the Company-specific tax rates, applicable at the time the differences are reversed and are not discounted. The line items reported are reversed as soon as the tax charge or benefit occurs or is no longer expected. The income or expense from changes in deferred tax assets or liabilities is recorded separately in the statement of income under the line item “income tax.” All amounts in this report are rounded to the nearest euro, thousand euros or million euros. FOREIGN CURRENCY TRANSLATION Current receivables and liabilities denominated in foreign currencies are translated on the basis of the mean spot exchange rate prevailing on the day of the transaction or the reporting date pursuant to Section 256a HGB. The Company did not recognize any non-current receivables or liabilities denominated in foreign currencies. Notes to the Balance Sheet INTANGIBLE ASSETS Acquired concessions, industrial property rights and similar rights and assets, as well as licenses to such rights and assets, amounted to € 77,450k as of December 31, 2020 (December 31, 2019: € 59,436k). This increase resulted mainly from the acquisition of licenses in the amount of € 12,000k and from the recognition of a highly probable milestone payment in connection with the commercialization of tafasitamab in the amount of € 10,187k. The line item included acquired in-process research and development programs amounting to € 57,328k as of December 31, 2019, which have been subject to scheduled amortization since the market approval of Monjuvi in the US. As of December 31, 2020, they amounted to € 65,499. As of the reporting date, intangible assets were tested for impairment, and an impairment loss of € 2,000k (December 31, 2019: € 105k) was recognized for licenses no longer in use. The development of intangible assets and the respective amortization in the financial year are presented in the statement of fixed assets. FIXED ASSETS The development of the individual line items under fixed assets and the respective depreciation in the financial year are presented in the statement of fixed assets. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

106 FINANCIAL ASSETS Notes to the Financial Statements

Notes to the Financial Statements 107 OTHER ASSETS Other assets totaled € 689,068k as of December 31, 2020 (December 31, 2019: € 302,396k). As of December 31, 2020, the Company held financial assets of € 650,125k. These were recorded under other assets and comprised various fixed deposits (December 31, 2019: € 292,955k). The risk associated with these financial instruments is primarily bank credit risk. There was no indication of impairment in the 2020 financial year. Realized claims from the equal share in losses with Incyte in the amount of € 22,344k were recognized in this line item for the first time as of December 31, 2020. Refer to section “Collaboration and License Agreement with Incyte” for further details. In addition to combination compounds amounting to € 10,003k (December 31, 2019: € 4,790k), other assets also included rent deposits amounting to € 671k (December 31, 2019: € 671k) Other assets also contained a receivable due from tax authorities from excess VAT payments of € 3,920k (December 31, 2019: € 3,480k). An impairment on other assets was recognized in 2020 in the amount of € 454k (December 31, 2019: € 652k). SECURITIES Securities consisted of marketable securities in the amount of € 474,184k (December 31, 2019: € 15,765k). As of December 31, 2020, impairments due to unrealized losses on marketable securities amounted to € 404k (December 31, 2019: € 1k). The change of € 405k was recognized in profit and loss. COMMON STOCK On December 31, 2020, the Company had common stock in the amount of € 32,890k (December 31, 2019: 31,958k), divided into 32,890,046 no-par-value bearer shares (December 31, 2019: 31,957,958 shares). With the exception of the 131,414 treasury shares (December 31, 2019: 225,800 treasury shares; € 225,800) held by the Company (€ 131,414), the shares concerned are bearer shares with dividend entitlements and voting rights, with each share carrying one vote at the Annual General Meeting. The common stock increased as a result of the purchase of 3,692,754 ADSs, or 907,441 shares, by Incyte, that were created from Authorized Capital 2017-I in addition to the exercise of convertible bonds from the compensation plan 2013 into 24,647 shares equal to € 24,647 granted to employees. The weighted-average exercise price of the convertible bonds exercised amounted to € 31.88. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

108

Notes to the Financial Statements

TREASURY STOCK

The nominal value of the Company's treasury stock is offset against the common stock. The development of treasury stock is shown below.

	Number of Company Shares	Value of Capital Subscribed in €
Treasury Stock as of December 31, 2010	79,896	79,896
Repurchase of Treasury Stock	84,019	84,019
Treasury Stock as of December 31, 2011	163,915	163,915
Repurchase of Treasury Stock	91,500	91,500
Treasury Stock as of December 31, 2012	255,415	255,415
Repurchase of Treasury Stock	84,475	84,475
Treasury Stock as of December 31, 2013	339,890	339,890
Repurchase of Treasury Stock	111,000	111,000
Treasury Stock as of December 31, 2014	450,890	450,890
Repurchase of Treasury Stock	88,670	88,670
Transfer of Treasury Stock	(104,890)	(104,890)
Treasury Stock as of December 31, 2015	434,670	434,670
Repurchase of Treasury Stock	52,295	52,295
Transfer of Treasury Stock	(90,955)	(90,955)
Treasury Stock as of December 31, 2016	396,010	396,010
Transfer of Treasury Stock	(76,332)	(76,332)
Treasury Stock as of December 31, 2017	319,678	319,678
Transfer of Treasury Stock	(38,642)	(38,642)
Treasury Stock as of December 31, 2018	281,036	281,036
Transfer of Treasury Stock	(55,236)	(55,236)
Treasury Stock as of December 31, 2019	225,800	225,800
Transfer of Treasury Stock	(94,386)	(94,386)
Treasury Stock as of December 31, 2020	131,414	131,414

As of December 31, 2020, treasury stock amounted to 0.40 % (December 31, 2019: 0.87%) of common stock.

The cause of this decline was the transfer of 91,037 of the Company's own shares to the Management Board and certain Company employees under the performance-based 2016 Long-Term Incentive Plan (LTI Plan) amounting to € 3,365k. The vesting period for this LTI Plan expired on April 1, 2020 and provides or provided beneficiaries with a six-month option to acquire a total of 91,037 shares.

In addition, 3,349 shares of treasury stock in the amount of € 124k from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc. As a result, the number of MorphoSys shares held by the Company as of December 31, 2020 amounted to 131,414 shares (December 31, 2019: 225,800 shares). The repurchased shares can be used for all purposes specified in the authorization of the Annual General Meeting of May 23, 2014, and specifically for existing and future employee participation programs and/or to finance acquisitions. They may also be canceled.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 109

AUTHORIZED AND CONDITIONAL CAPITAL

In comparison to December 31, 2019, the number of authorized ordinary shares increased from 14,843,488 to 15,214,050. The number of authorized ordinary shares was reduced by the capital increase of € 907,441 from the Authorized Capital 2017-I carried out in April 2020 under the collaboration and license agreement with Incyte. At the Annual General Meeting on May 27, 2020, Authorized Capital 2020-I in the amount of € 3,286,539 was newly created, and the remaining Authorized Capital 2017-I in the amount of € 2,008,536 was canceled. Under Authorized Capital 2020-I, the Management Board was authorized, with the approval of the Supervisory Board, to increase the Company's common stock against cash contributions on one or more occasions on or before the end of May 26, 2025 by a total of up to € 3,286,539 by issuing up to 3,286,539 new no-par-value bearer shares.

In comparison to December 31, 2019, the number of ordinary shares of conditional capital increased from 6,340,760 to 7,630,728. At the Annual General Meeting on May 27, 2020, Conditional Capital 2020-I in the amount of € 1,314,615 was newly created. The exercise of 24,647 conversion rights from the 2013 convertible bond program for employees had an offsetting effect in 2020. The reduction due to the exercise of 24,647 conversion rights was entered into the commercial register in February 2021.

ADDITIONAL PAID-IN CAPITAL

In the 2020 financial year, additional paid-in capital developed as follows:

	in 000's €
Status on January 1, 2020	**616,204**
Addition in connection with Capital Increase	131,425
Addition in connection with the Issuance of Bonds for Conversion Rights	1,481
Additions in connection with the Exercise of Convertible Bonds	761
Additions in connection with the Transfer of Treasury Stock	1,331
Status on December 31, 2020	**751,202**

The additional paid in capital consisted of € 749,721k in accordance with Section 272 (2) no. 1 HGB and € 1,481k in accordance with section 272 (2) no. 2 HGB.

EARNINGS RESERVES

Other earnings reserves amounted to € 22,182k (December 31, 2019: € 18,788k) and developed in the 2020 financial year as follows:

	in 000's €
Other earnings reserve as of January 1, 2020	**18,788**
Settlement with the difference from transfer of Treasury Stock by Allocation to Other Earnings Reserves (Reclassification from Other Provisions)	3,394
Other earnings reserve as of December 31, 2020	**22,182**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

110 Notes to the Financial Statements

ACCUMULATED DEFICIT

The prior year's accumulated deficit developed in the reporting year as follows:

	in 000's €
Accumulated Deficit as of January 1, 2020	**(261,738)**
Net loss	(108.622)
Accumulated Deficit as of December 31, 2020	**(370.360)**

The Company's net loss for the 2020 financial year of € -108.622k was offset against the prior year's accumulated deficit (€ -261,738k). MorphoSys AG's accumulated deficit for the 2020 financial year amounted to € -370.360k (December 31, 2019: accumulated deficit of € -261,738k).

STOCK OPTION PLANS

2017 STOCK OPTION PLAN

On April 1, 2017, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The grant date was April 1, 2017, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program's performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program's performance parameters, the target achievement for that year is 0%.

The exercise price, derived from the average market price of the Company's shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the bonds, is € 55.52.

MorphoSys reserves the right to settle the exercise of stock options through newly created shares from Conditional Capital 2016-III, the issuance of treasury shares, or in cash. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2024.

In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 111 As of December 31, 2020, 72,650 stock options are outstanding. In 2020, 109 stock options forfeited. 2018 STOCK OPTION PLAN On April 1, 2018, MorphoSys established a stock option plan (SOP) for the Management Board and selected Company employees (beneficiaries). The grant date was April 1, 2018, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 81.04. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, issuing treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2025. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of December 31, 2020, 64,255 stock options are outstanding. In 2020, 1,080 stock options forfeited. 2019 STOCK OPTION PLAN On April 1, 2019, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The grant date was April 1, 2019, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

112 Notes to the Financial Statements period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 87.86. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, issuing treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2026. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of December 31, 2020, 73,183 stock options are outstanding. In 2020, 2,838 stock options forfeited.On October 1, 2019, MorphoSys established a further stock option plan (SOP plan) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2019 program, and the exercise price was € 106.16. As of December 31, 2020, 57,078 stock options are outstanding. In 2020, no stock options forfeited. 2020 STOCK OPTION PLAN On April 1, 2020, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The grant date was April 21, 2020, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 113 Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 93.66. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, issuing treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2027. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of April 1, 2020, a total of 108,215 stock options had been granted to beneficiaries, of which 36,412 had been granted to the Management, 10,466 to the further members of the Executive Committee and 61,337 to selected Company employees who do not belong to the Executive Committee. As of December 31, 2020, 107,042 stock options are outstanding. In 2020, 1,173 stock options forfeited.The stated number of stock options granted is based on 100% target achievement. 2013 CONVERTIBLE BOND PROGRAM On April 1, 2013, MorphoSys AG granted the Management Board and certain employees of the Company (beneficiaries) convertible bonds with a total nominal value of € 225,000, divided into 449,999 no-par-value bearer bonds with equal rights from “Conditional Capital 2008-III”. The beneficiaries received the right to convert the bonds into Company shares. Each convertible bond could be exchanged for one of the Company’s no-par-value bearer shares equal to the proportional amount of common stock, which is € 1. Exercise of the convertible bonds was subject to several conditions, such as the achievement of performance targets, the expiration of vesting periods, the exercisability of the conversion rights, the existence of an employment or service contract that is not under notice and the commencement of the exercise period. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

114

Notes to the Financial Statements

The conversion price amounted to € 31.88 and was derived from the Company's share price in the XETRA closing auction of the Frankfurt Stock Exchange on the trading day preceding the issue of the convertible bonds. The exercise of the conversion rights was admissible since, on at least one trading day during the lifetime of the convertible bonds, the share price of the Company has risen to more than 120% of the price in the XETRA closing auction of the Frankfurt Stock Exchange on the trading day preceding the issue of the convertible bonds.

The table below shows the development of the Company's convertible bond programs for employees in the 2020 and 2019 financial years.

	Convertible Bonds	Weighted-average Price €
Outstanding as of January 1, 2019	**143,033**	**31.88**
Granted	0	0.00
Exercised	(118,386)	31.88
Forfeited	0	0.00
Expired	0	0.00
Outstanding as of December 31, 2019	**24,647**	**31.88**
Outstanding as of January 1, 2020	**24,647**	**31.88**
Granted	0	0.00
Exercised	(24,647)	31.88
Forfeited	0	0.00
Expired	0	0.00
Outstanding as of December 31, 2020	**0**	**0.00**

In the period from the grant date until December 31, 2020, one beneficiary left MorphoSys and, therefore, 13,414 convertible bonds were forfeited. All remaining convertible bonds were exercised by March 31, 2020.

LONG-TERM INCENTIVE PROGRAMS

2016 LONG-TERM INCENTIVE PLAN

On April 1, 2016, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and certain employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2020. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria are based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 94% for one year and 200% each for three years. In addition, the Supervisory Board set a "company factor" as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 91,037 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending October 20, 2020. The Management Board received 13,677

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 115 performance shares, and the members of the Executive Committee received 8,754 performance shares. A total of 68,606 performance shares were granted to current and former employees of the Company. In 2020, personnel expenses resulting from performance shares under the Company’s 2016 LTI Plan amounted to € 735k (2019: € 1,470k). 2017 LONG-TERM INCENTIVE PLAN On April 1, 2017, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). The LTI Plan is a performance-related share plan and will be paid out in ordinary shares of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2017, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the Company’s general development. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period. If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date. In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period. As of December 31, 2020, 29,838 performance shares are outstanding. In 2020, no performance shares forfeited.In 2020, personnel expenses resulting from performance shares under the Company’s 2017 LTI Plan amounted to € 516k (2019: € 1,107k). MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

116 Notes to the Financial Statements 2018 LONG-TERM INCENTIVE PLAN On April 1, 2018, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2018, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period. If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date. In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to performance shares on a pro rata basis. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 117 As of December 31, 2020, 19,371 performance shares are outstanding. In 2020, 283 performance shares forfeited.In 2020, personnel expenses resulting from performance shares under the Company’s 2018 LTI Plan amounted to € 551k (2019: € 847k). 2019 LONG-TERM INCENTIVE PLAN On April 1, 2019, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2019, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period. If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date. In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to performance shares on a pro rata basis. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

118 Notes to the Financial Statements If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period. As of December 31, 2020, 19,371 performance shares are outstanding. In 2020, 283performance shares forfeited.In 2020, personnel expenses resulting from performance shares under the Company’s 2019 LTI Plan amounted to € 618k (2019: € 860k). 2020 PERFORMANCE SHARE UNIT PROGRAM On April 1, 2020, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 21, 2020; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units vested per year is calculated on the basis of the performance criteria of the absolute and relative development of the MorphoSys share price compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not expected to be sufficient enough to settle the vested awards. MorphoSys therefore expects to settle this plan in cash. In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation. If an accumulated period of absence of more than 12 months occurs during the four-year vesting period/performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period. As of April 1, 2020, a total of 27,795 performance share units were granted to beneficiaries, consisting of 9,363 performance share units to the Management Board, 2,688 performance share units to other MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 119 members of the Executive Committee and 15,744 performance share units to certain employees of the Company who are not members of the Executive Committee. The number of performance share units stated is based on a target achievement of 100%. As of December 31, 2020, 27,494 performance share units are outstanding. In 2020, 301 performance share units forfeited.For the calculation of the personnel expenses from share-based compensation, it was assumed for the PSU program 2020 that ten beneficiaries would leave the Company during the four-year period. On June 1, 2020, MorphoSys established another performance share unit program (PSU program) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2020 program, and a total of 8,361 performance share units were granted. As of December 31, 2020, 8,361 performance share units are outstanding. In 2020, no performance share units forfeited. In 2020, personnel expenses resulting from performance shares under the Company’s 2020 PSU program amounted to € 337k. MORPHOSYS US INC. — 2019 LONG-TERM INCENTIVE PLAN On April 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The plan has a term of four years and comprises four one-year performance periods. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US Inc. during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. After the end of each one-year performance period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries. If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the average market price of one share of the Company in the XETRA closing auction on the Frankfurt Stock Exchange during the 30 trading days preceding the grant of the performance shares. In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis. In the event of termination by a beneficiary for good cause, all performance shares will be forfeited without entitlement to compensation. After the end of the first one-year performance period, a target achievement of 100% was determined. Taking this target achievement into account, 3,349 performance shares of MorphoSys AG were transferred to the beneficiaries in the period from April 1, 2020 to October 20, 2020. For the remaining performance periods, a target achievement of 100% is assumed. As of December 31, 2020, 9,118 performance shares are outstanding. In 2020, no performance shares forfeited. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

120 Notes to the Financial Statements The personnel expenses from performance shares from the Company’s 2019 LTI Plan will be charged to MorphoSys US Inc. at an arm’s length premium. MORPHOSYS US INC. — RESTRICTED STOCK UNIT PLAN (RSUP) MORPHOSYS US INC. — 2019 LONG-TERM INCENTIVE PLAN On October 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted. If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation. As of December 31, 2020, 12,717 “restricted shares” are outstanding. In 2020, 2,273 “restricted shares” forfeited. The personnel expenses from the 2019 RSUP of MorphoSys US Inc. will be charged to MorphoSys US Inc. at an arm’s length premium. MORPHOSYS US INC. — 2020 LONG-TERM INCENTIVE PLAN On April 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 121 MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted. If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation. As of April 1, 2020, 42,307 restricted shares were granted to US beneficiaries. The stated number of shares granted is based on a target achievement of 100%. As of December 31, 2020, 39,770 “restricted shares” are outstanding. In 2020, 2,537 “restricted shares” forfeited. On October 1, 2020, MorphoSys established an additional Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2020 program, with 7,678 restricted shares granted. The stated number of shares granted is based on a target achievement of 100%. As of December 31, 2020, 7,678 “restricted shares” are outstanding. In 2020, no “restricted shares” forfeited. The personnel expenses from the 2020 RSUP of MorphoSys US Inc. will be charged to MorphoSys US Inc. at an arm’s length premium. TAX PROVISIONS As of December 31, 2020, MorphoSys AG recognized tax provisions in the amount of € 64,898k mainly resulting from tax treatment in connection with the Collaboration and License Agreement with Incyte, as the financial liability against Incyte could not be recognized for tax purposes and from the complete use of tax loss carryforwards from previous years. OTHER PROVISIONS The provisions cover all identifiable risks and uncertain liabilities. They mainly consisted of the recognition of the collaboration and license agreement with Incyte (2020: € 527,034k; 2019: € 0), expenses for external laboratory services (2020: € 43,500k; 2019: € 24,368k), personnel expenses from performance shares from the LTI plans and for the cash settlement of the performance share unit programs (2020: € 6,535k; 2019: € 8,295k), bonus payments (2020: € 6,439k; 2019: € 7,816k), legal advice (2020: € 620k; 2019: € 435k), consulting services (2020: € 3,457k; 2019: € 1,240k), outstanding vacation entitlements (2020: € 1,290k; 2019: € 935k) and license and inventor compensation (2020: € 1,046k; 2019: € 35k). As of December 31, 2020, a provision for milestone payments in connection with the commercialization of tafasitamab, which were highly probable, was recognized in the amount of € 10,187k (December 31, 2019: € 33,381k). As of December 31, 2020, there were provisions of € 4,541k for onerous contracts in connection with expenses from settlement agreements (December 31, 2019: € 3,197k). In accordance with the Company’s hedging policy, highly probable future cash flows and clearly identifiable foreign currency receivables that are expected to be collected within a 12-month period are reviewed for hedging requirements. As of December 31, 2020 there was no forward rate agreement. As of December 31, 2019, there was one outstanding forward rate agreement with a term of 1 month and a nominal volume of MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

122 Notes to the Financial Statements € 10,742k. The nominal volume was equal to the contract values of the individual forward rate agreements. The fair value of this contract as of December 31, 2019 was equivalent to an unrealized gross gain of € 396k. COLLABORATION AND LICENSE AGREEMENT WITH INCYTE On January 13, 2020, MorphoSys AG and Incyte Corporation announced that both companies had signed a collaboration and license agreement for the further global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. The agreement became effective on March 3, 2020 following the receipt of antitrust clearance. Under the terms of the agreement, MorphoSys received an upfront payment of US$ 750.0 million (€ 691.7 million). In addition, Incyte invested US$ 150.0 million (€ 130.9 million) in new ADSs of MorphoSys. MorphoSys increased its common stock by issuing 907,441 new ordinary shares from Authorized Capital 2017-I, excluding the preemptive rights of existing shareholders, to facilitate Incyte’s purchase of 3,629,764 ADSs. Each ADS represents one-quarter of one MorphoSys ordinary share. The new ordinary shares underlying the ADSs represented 2.84% of the registered common stock of MorphoSys prior to the capital increase. Incyte purchased the 3,629,764 new ADSs at a price of US$ 41.32 (approximately € 36.27) per ADS. This price represented a premium of 20% on the volume-weighted average price of the ADSs 30 days prior to the signing of the collaboration and license agreement. Subject to limited exceptions, Incyte has agreed not to sell or otherwise transfer any of the new ADSs (representing 2.76% of MorphoSys’s registered common stock following the capital increase) for a period of 18 months. Depending on the achievement of certain developmental, regulatory, and commercial milestones, MorphoSys is eligible to receive milestone payments amounting to up to US$ 1.1 billion (approximately € 973.0 million). MorphoSys will also receive tiered royalties in a mid-teen to mid-twenties percentage of net sales of Monjuvi outside the US In the US, MorphoSys US Inc. and Incyte will co-commercialize Monjuvi, with MorphoSys US Inc. being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of Monjuvi will therefore be recognized by MorphoSys US Inc., as it is the principal of the transaction. Incyte and MorphoSys US Inc. are jointly responsible for the commercialization activities in the US and will equally share any profits and losses (50/50 basis). Outside the US, Incyte will receive exclusive commercialization rights, determine the commercialization strategy and be responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the US and will pay royalties to MorphoSys on these sales. MorphoSys received a total of US$ 900.0 million (€ 822.6 million) from Incyte upon signing the agreement. A provision was recognized for the remaining amount of US$ 536.4 million (€ 519.6 million) at the time of acquisition. This provision represents Incyte’s entitlement to future profit and loss sharing on sales of Monjuvi in the US (as MorphoSys will share 50% of these profits with Incyte). Incyte has already acquired this entitlement with the payments made in March 2020, therefore a provision had to be recognized at that time. The basis for the initial valuation is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead. As part of Incyte’s participation in the equity of MorphoSys AG through a capital increase, the equivalent of US$1.0 million (€ 0.9 million; equivalent to the nominal value of € 1 per ordinary share) was recognized in common stock and US$ 149.0 million (€ 131,4 million) in additional paid-in capital. The remainder of US$ 186.6 million (€ 163.8 million) was recognized as revenues, as this is the amount recognized as consideration for the marketing license for tafasitamab outside of the US. Due MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 123 to the different timing of revenue recognition and receipt of payment from Incyte, foreign currency gains of € 6.9 million were recognized. Subsequently, the provision will be compounded, and the interest effect will be recognized in other interest and similar expenses. Cash flows from the equally shared losses and profits are generally recognized directly in equity against the provision and, as soon as they are realized, reported in other assets, if a claim by MorphoSys arises. Differences between actual cash flows from the provision and original projections as well as effects resulting from changes in planning assumptions on the expected net cash flows from the provision are recognized in other interest and similar income or expenses. For the subsequent measurement of the provision, the respective current discount rate calculated on the basis of the provisions of the German Regulation on the Discounting of Provisions is used. MorphoSys AG and Incyte will also share the development costs for the worldwide and US-specific clinical trials at a ratio of 55% (Incyte) to 45% (MorphoSys AG). This 45% share of development costs borne by MorphoSys AG is included in the cost of sales. Should MorphoSys provide services in excess of this 45% share, MorphoSys AG will be entitled to a compensation claim against Incyte, which will qualify as revenue. Related expenses for the provision of the service are recognized as cost of sales. Conversely, MorphoSys AG has to bear additional cost of sales if Incyte performs more than 55% of the total clinical trial services. In addition, Incyte will assume 100% of future development costs for clinical trials in countries outside the US. Incyte has the option to obtain development services from MorphoSys AG for this purpose. If this option is exercised, the related income will be recognized as revenue. LIABILITIES The maturities of the liabilities are shown in the following overview. All liabilities are unsecured. Remaining Term of Liabilities Total thereof more than Type (in 000’s €) up to 1 year greater than 1 year 5 years December 31 2020 2019 2020 2019 2020 2019 2020 2019 1. Bonds 0 12 325,000 0 0 0 325,000 12 thereof Convertible 0 12 325,000 0 0 0 325,000 12 Prepayments Received on 2. Orders 2,501 0 0 0 0 0 2,501 0 Trade Accounts 3. Payable 44,846 6,091 0 0 0 0 44,846 6,091 Liabilities due to Affiliated 4. Companies 0 45 3,672 1,313 0 0 3,672 1,358 5. Other Liabilities 2,386 1,312 0 0 0 0 2,386 1,312 thereof Taxes 1,499 990 0 0 0 0 1,499 990 6015990-1917065 MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

124 Notes to the Financial Statements BONDS The liabilities recognized as of December 31, 2020, in connection with the granting of convertible bonds to members of the Management Board and certain employees of MorphoSys AG amounted to € 0 (December 31, 2019: € 12k). By resolution of the Annual General Meeting on June 2, 2016, Authorized Capital of up to € 500.0 million has been created until April 2021, authorizing the issuance of a total of 5,307,536 new no-par-value bearer shares. Making partial use of the authorized capital, MorphoSys AG placed on October 16, 2020 non-subordinated, unsecured convertible bonds in a nominal amount of € 325.0 million, equal to 3,250 bonds with a nominal amount of € 100,000 each, maturing on October 16, 2025. The convertible bonds are convertible into new and/or existing no-par value bearer ordinary shares of MorphoSys. The convertible bonds were issued at 100% of their nominal amount and carry a coupon of 0.625% p.a. payable semi-annually. The conversion price is € 131.29, corresponding to a conversion premium of 40% to the reference price of € 93.7766 (volume-weighted average price of the share on XETRA between issue and pricing). The convertible bonds are traded on the Open Market Segment (Freiverkehr) of the Frankfurt Stock Exchange. The convertible bonds are convertible between November 26, 2020 and the fortieth trading day prior to maturity. As of the maturity date, MorphoSys has the right to either pay the full amount in cash or to settle a certain amount through the delivery of shares. MorphoSys is entitled to redeem the convertible bonds at any time the market price of MorphoSys shares reaches at least 130% of the then applicable conversion price over a period of twenty trading days or when only 20% or less of the original total nominal amount of the convertible bond is still outstanding. Repayment is then made in the amount of the nominal value plus accrued interest. The holders of the convertible bonds have a conditional call right should an investor directly or indirectly acquire at least 30% of the voting rights in MorphoSys (representing a change of control). In the event of such a change of control, each convertible bondholder has the right to call the bonds that have not yet been converted or redeemed. Repayment is then made in the amount of the nominal value plus accrued interest. Apart from the separately measured conversion right, which was transferred to additional paid-in capital in accordance with Section 272 (2) no. 2 HGB in the amount of € 1.5 million, none of the embedded derivatives were separated. The option to capitalize a discount for convertible bonds due to low interest rate was not exercised. In this respect, the full amount was recognized as interest expense in the financial year 2020 and only the interest benefit of € 1,480k was allocated to the additional paid-in capital in accordance with Section 272 (2) no. 2 HGB until the earliest possible conversion date, i.e. 26 November 2020. The option to allocate the fair value of the conversion right over the entire term of the conversion right, i.e. until October 16, 2025, to the additional paid-in capital in accordance with section 272 (2) no. 2 HGB was not exercised. This conversion right corresponds to the low interest advantage of the convertible bond until the earliest possible conversion date. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 125

MorphoSys raised gross proceeds of € 325.0 million from the issuance of the convertible bonds. Issue costs of € 5,054k were incurred in connection with the transaction, which were fully recognized in profit or loss. The net issue proceeds are to be used for general corporate activities, including proprietary development, in-licensing and/or M&A transactions.

As of December 31, 2020, the remaining term of the convertible bond is less than 5 years. In the financial year, no bonds were converted into shares.

PREPAYMENTS RECEIVED ON ORDERS

Prepayments received on orders amounted to € 2,501k as of December 31, 2020 (December 31, 2019: € 0) and consisted mainly of payments made in advance by customers for services to be rendered in 2021.

TRADE ACCOUNTS PAYABLE

As of December 31, 2020, MorphoSys AG had trade accounts payable of € 44,846k (December 31, 2019: € 6,091k). The year-on-year increase resulted from a higher level of liabilities for external laboratory services.

LIABILITIES DUE TO AFFILIATED COMPANIES

Liabilities due to affiliated companies amounted to € 3,672k as of December 31, 2020 (December 31, 2019: € 1,358k) and consisted mainly of liabilities due to MorphoSys US Inc. from the allocation of share-based remuneration.

OTHER LIABILITIES

Other liabilities as of December 31, 2020, amounted to € 2,386k (December 31, 2019: € 1,499k) and mainly included liabilities to tax authorities for the deduction and payment of income tax in the amount of € 1,499k (December 31, 2019: € 990k) and accumulated interest on the convertible bond in the amount of € 423k (December 31, 2019: € 0).

DEFERRED REVENUE

Deferred revenue consists of payments received from customers for which a service was not yet rendered.

In the years 2020 and 2019, deferred revenue developed as follows:

in 000's €	2020	2019
Opening Balance	**1,686**	**952**
Prepayments Received	0	8,119
Revenue Recognized through Release of Prepayments in line with Services Performed	(1,571)	(7,385)
Closing Balance	**115**	**1,686**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

126 Notes to the Financial Statements

OTHER FINANCIAL OBLIGATIONS

The following overview shows other financial obligations from rental and lease agreements, performance share unit programs, insurance and other services as of December 31, 2020.

in 000's €	Rent and Leasing	Performance share unit programs	Other	Total
2021	2,995	0	7,141	10,136
2022	2,908	0	582	3,490
2023	2,846	0	402	3,248
2024	2,809	1,868	0	4,677
2025	2,809	0	0	2,809
more	3,277	0	0	3,277
Total	17,644	1,868	8,125	27,637

In addition, future payments may become due from outsourced studies after December 31, 2020. These amounts could be substantially lower or incurred at different times if a study were to be terminated prematurely or delayed.

in million €	Total 2020
up to 1 year	111.7
Between one year and five years	81.6
more than 5 years	0.0
Total	193.3

If certain milestones are achieved in the Proprietary Development segment (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 249.0 million (approximately € 203.0 million) related to regulatory events or the achievement of sales targets. The highly probable milestone payment in the amount of US$ 12.5 million (approximately € 10.2 million) is recognized as intangible asset as of December 31, 2020.

Obligations may arise from enforcing the Company's patents against third parties. It is also conceivable that competitors may challenge the patents of the MorphoSys Group companies. MorphoSys may also come to the conclusion that MorphoSys's patents or patent families have been infringed upon by competitors, which may prompt MorphoSys to take legal action against competitors. At present, there are no specific indications that liabilities have occurred as described above.

Since the 2019 financial year, a master loan agreement with an annual interest rate of 4.65% has been in place between MorphoSys AG and its wholly owned subsidiary MorphoSys US Inc. for a potential total volume of up to € 166.0 million, of which € 95.0 million had been utilized by December 31, 2020 (December 31, 2019: € 31.0 million).

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 127 Notes to the Statement of Income REVENUES Revenues in the 2020 financial year amounted to € 252,096k (2019: € 73,177k). In the 2020 financial year, the majority of external revenues were generated from the antibody collaborations and license agreements with Incyte, Janssen, and I-Mab Biopharma (2020: € 232,349k, 2019: Janssen, GSK, and I-Mab Biopharma: € 63,699k). The major portion of the increase resulted from the collaboration and license agreement with Incyte, for which further information is contained in the respective section of the notes. For the first time, revenues of € 13,774k resulted from supply relationships with affiliated companies in the financial year. Revenues of the Proprietary Development and Partnered Discovery segments contributed € 202,636k and € 49,068k to total revenues in 2020 (2019: € 35,281k and € 37,469k, respectively). Revenues not allocated to any of the segments amounted to € 392k in the reporting year (2019: € 427k). Of total revenues, € 453k (2019: € 670k) was attributed to domestic revenues and € 242,985k (2019: € 33,148k) to biotechnology and pharmaceutical companies and non-profit organizations based in North America. Revenue in other European countries and Asia amounted to € 8,658k (2019: € 39,359k). COST OF SALES The cost of sales of € 141,237k (2019: € 121,739k) included acquisition and production costs for inventories and research and development costs recognized as an expense. These comprised costs for external services of € 73,724k (2019: € 61,470k), personnel costs of € 45,927k (2019: € 36,248k), costs related to intangible assets of € 7,767k (2019: € 2,744k), cost of materials of € 2,277k (2019: € 11,416k), infrastructure costs of € 9,070k (2019: € 6,734k) and other costs of € 2,470k (2019: € 3,128k). Costs for external services increased mainly due to higher expenses for external laboratory services in connection with the research and development of tafasitamab. The increase in personnel costs was mainly due to higher higher salary expenses due to an increase of employee numbers (see also the section “Personnel expenses”). In 2020, impairment losses of € 2,024k were recognized for licenses for concessions, industrial property rights and similar rights and assets (2019: € 105k). This was partially offset by the impairment loss of € 13,271k recognized in the previous year on antibody material (tafasitamab) due to the fact that market approval had not yet been obtained. This was reversed with the market approval of Monjuvi. SELLING EXPENSES Selling expenses of € 41,864k (2019: € 6,458k) consisted mainly of personnel costs in the amount of € 23,377k (2019: € 3,269k), costs for external services of € 17,165k (2019: € 2,405k) and other costs of € 562k (2019: € 526k). GENERAL ADMINISTRATION EXPENSES General and administrative expenses of € 41,192k (2019: € 37,900k) contained primarily personnel costs of € 28,150k (2019: € 29,444k), costs for external services of € 9,556k (2019: € 5,963k), infrastructure of € 2,349k (2019: € 1,057k) and other costs of € 992k (2019: € 1,026k). MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

128 Notes to the Financial Statements PERSONNEL EXPENSES Personnel expenses of € 97,454k (2019: € 68,961k) consisted of wages and salaries of € 79,428k (2019: € 51,942k), social security contributions of € 5,305k (2019: € 4,121k); personnel expenses from the LTI Plan’s performance shares of € 2,743k (2019: € 5,047k), pension costs of € 1,078k (2019: 1,171k), costs for external support staff/temporary employees of € 4,613k (2019: € 1,929k) and other costs of € 4,287k (2019: 4,750k). In 2020, other personnel expenses mainly included costs related to personnel training and development. The increase in personnel expenses was driven mainly by higher salary expenses (€ 27,486k) due to an increase of employee numbers. Although MorphoSys AG executes the taxation of the non-cash benefits for active employees from the allocation and exercise of share-based remuneration, the employees are obliged to refund MorphoSys for this tax payment. In order to technically execute this taxation over the payroll, the basis for the assessment must be recorded under personnel expenses. For accounting purposes, this expense is offset by other operating income (see “Other Operating Income”). In 2020, this amount was € 8.708k (2019: € 12,460k). The decrease in the assessment basis in 2020 was due to the lower volume of transactions versus the prior year. MATERIAL EXPENSES The cost of materials of € 2,508k (2019: € 11,546k) related mainly to expenses for the production of finished products (Monjuvi) and the purchase of raw materials and supplies of € -741k (2019: € 11,285k). With obtaining the approval to commercialize Monjuvi in the US territory, the impairment loss of € 13,271k recognized in the previous year on antibody material (tafasitamab), due to the fact that market approval had not yet been obtained, was reversed. The cost of materials in 2020 and 2019 did not include any purchased services. OTHER OPERATING INCOME Other operating income amounted to € 30,632k, compared with € 17,572k in 2019. This amount included € 9,147k (2019: € 12,880k) in refunded taxes paid as well as for the correction of the assessment base for the taxation of non-cash benefits (see the explanations under “Personnel expenses”). In 2020, proceeds of € 1,647 from the sale of the investment in Vivoryon Therapeutics AG were recognized. Other operating income also included income related to prior periods from the reversal of provisions recognized in the previous year of € 3,758k (2019: € 3,056k), exchange rate gains of € 15,204k (2019: € 327k) and gains on currency hedging of € 779k (2019: € 1,146k). OTHER OPERATING EXPENSES Other operating expenses amounted to € 47,294k (2019: € 5,415k) and consisted mainly of the loss from the sale of shares in Lanthio Pharma B.V. (€ 11,057k), foreign exchange losses in the amount of € 30,896k (2019: € 1,171k) and losses on forward exchange contracts (forward rate agreements) in the amount of € 4,950k (2019: € 214k). MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 129 INCOME FROM OTHER SECURITIES AND LOANS PRESENTED UNDER FINANCIAL ASSETS Income from other securities and loans presented under financial assets amounting to € 903k (2019: € 732k) mainly comprised realized gains on marketable securities. OTHER INTEREST AND SIMILAR INCOME This line item amounting to € 46.634k (2019: € 907k) included primarily effects from the subsequent valuation of the provision associated with the collaboration and license agreement with Incyte amounting to € 41,809k (2019: € 0), interest income from affiliated companies amounting to € 3,590k (2019: € 681k), from bank balances and financial investments classified as other assets in the amount of € 1,220k (2019: € 186k) and from the discounting of a non-current provision for personnel expenses from performance shares under the LTI Plan in the amount of € 15k (2019: € 40k). IMPAIRMENT OF FINANCIAL ASSETS AND SECURITIES HELD AS CURRENT ASSETS The impairment of financial assets in 2020 included an impairment on the share in adivo GmbH amounting to € 359k. In 2019, impairments amounting to € 2,273k on the share in the affiliated company Lanthio Pharma B.V. and on the share in the amount of € 1,315k in Vivoryon Therapeutics AG was included. LOSSES FROM OTHER SECURITIES AND LOANS PRESENTED UNDER FINANCIAL ASSETS Losses from other securities and loans held as financial assets of € 14,467k (2019: € 228k) comprised unrealized losses from measurement and realized losses from the sale of marketable securities and bonds. EXPENSES FROM CONTRIBUTION AGREEMENTS In 2020, the expenses from contribution agreements included the absorption of start-up costs incurred in 2020 and a contribution for operating costs to the affiliated company MorphoSys US Inc. totaling € 65,737k. OTHER INTEREST AND SIMILAR EXPENSES The interest expense of € 21,943k (2019: € 139k) was mainly due to effects from discounting the provision associated with the collaboration and license agreement with Incyte in the amount € 13,396k, which were to record for the first time. In addition, issuing costs for the issue of convertible bonds in the amount of € 5,054k and the expense from interest on the nominal value of these convertible bonds in the amount of € 1,903 were recognized in 2020. TAXES ON INCOME After a tax benefit of € 1k in 2019, a tax expense of € 64.803k was recognized in 2020. The entire tax loss carryforwards of MorphoSys AG could be used as of December 31, 2020. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

130 Notes to the Financial Statements Differences between commercial and tax regulations led to the recognition of temporary differences in the balance sheet of MorphoSys AG, based on a tax rate of 26.675%. The Company has elected to offset the deferred tax assets and liabilities. The deferred differences existing on December 31, 2020 result from temporary differences, and would be the basis for recognizing deferred tax assets. The differences are primarily related to the different recognition of provisions, predominantly from the collaboration and license agreement with Incyte. A defe rred tax asset has been recognized on the differences in an amount of € 24.346k only for purposes of netting with deferred tax liabilities. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

132 Notes to the Financial Statements CORPORATE GOVERNANCE In December 2002, the Company pledged to adhere to the corporate governance principles in compliance with the provisions of the German Corporate Governance Code, which has subsequently been amended. On November 29, 2020, the Company published the Declaration of Conformity of the Management Board and Supervisory Board pursuant to Section 161 AktG and made it permanently available to its shareholders. This declaration can be found on the Company’s website (www.morphosys.com). MANAGEMENT BOARD Jean-Paul Kress, M.D., Physician, Boston, MA, USA (Chief Executive Officer) and Chairman of the board of directors of Erytech Pharma SA, Lyon, France (a publicly listed company) Malte Peters, M.D., Physician, Munich, Germany (Chief Research and Development Officer) and member of the Board of Directors of Tango Therapeutics, Cambridge, MA, USA (a non-listed company) Roland Wandeler, Ph.D., Chemical Engineering, Westlake Village, California, USA (Chief Operating Officer from May 5, 2020) Sung Lee, Bachelor of Arts in Economics, San Francisco, CA, USA (Chief Financial Officer from February 2, 2021) Jens Holstein, Business Administration graduate, Bad Vilbel, Germany (Chief Financial Officer until the end of November 13, 2020) Markus Enzelberger, Ph.D., Chemist, Planegg, Germany (Chief Scientific Officer until the end of February 29, 2020) TOTAL REMUNERATION OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD The remuneration system for the Management Board is intended to provide sustainable, results-oriented corporate governance. The Management Board’s total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives — STI), variable compensation components with long-term incentives (LTI) and other remuneration components. Variable remuneration components with long-term incentive consist of long-term incentive plans (LTI Plan) from previous years, stock option and performance share plans from previous years, and a performance share unit program and a stock option plan from the current year. The members of the Management Board additionally receive fringe benefits in the form of benefits in kind, essentially consisting of a company car and insurance premiums. All total remuneration packages are reviewed annually by the Remuneration and Nomination Committee and compared to an annual Management Board remuneration analysis to check the scope and appropriateness of the remuneration packages. The amount of remuneration paid to members of the Management Board is based largely on the duties of the respective Management Board member, the financial situation and the performance and business outlook for the Company versus its competition. All resolutions on adjustments to the overall remuneration packages are passed by the plenum of the Supervisory Board. The Management Board’s total remuneration package and the index-linked pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2020. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 133 If a Management Board member’s service contract terminates due to death, the member’s spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter. In the event of a change of control, Management Board members are entitled to exercise their extraordinary right to terminate their service contracts and receive any outstanding fixed salary and the annual bonus for the remainder of the agreed contract period, but at least 200% of the annual gross fixed salary and the annual bonus. Moreover, in such a case, all stock options, performance share units and performance shares granted will become vested immediately and can be exercised after the expiration of the statutory vesting periods. A change of control has occurred when (i) MorphoSys transfers assets or a substantial portion of its assets to unaffiliated third parties, (ii) MorphoSys merges with an unaffiliated company, (iii) an agreement pursuant to Section 291 AktG is entered into with MorphoSys as a dependent company, MorphoSys is integrated under Section 319 AktG or (iv) a shareholder or third party holds 30% or more of MorphoSys’s voting rights. For the fiscal year 2020, the members of the Executive Board were granted a total compensation of € 11,532,252 (€ 11,308,876), consisting of performance-unrelated remuneration of € 5,529,112 (€ 3,607,006), performance-related remuneration of € 2,478,346 (2019: € 3,704,457) as well as long-term incentive compensation of € 3,524,794 (€ 3,997,413) in form of share-based compensation. Performance-unrelated compensation includes post-employment benefits in the amount of € 2,443,409 (2019: € 1,191,085) granted during the respective board membership terms. For the individualized components we refer to the remuneration report within the Management Report. As of April 1, 2020, the Executive Board was granted 9,363 Performance Share Units at a fair value of € 74.57 and as of June 1, 2020, 8,361 Performance Share Units at a fair value of € 92.79. Additionally, as of April 1, 2020, the Executive Board was granted 36,412 stock options at a fair value of € 36.13. For the individualized Executive Board compensation we refer to the remuneration report within the Management Report. The new Chief Operating Officer, Roland Wandeler, Ph.D., (since May 5, 2020), received a signing bonus of 500,000 US dollar related to the execution of his employment agreement, payable in two installments (2020: 400,000 US dollar (about € 366,000) and 2021: 100,000 US dollar (about € 91,500)), as well as reimbursement of relocation expenses. In addition, Roland Wandeler, Ph.D., will receive an ongoing expense allowance for tax advice. Jens Holstein will receive a severance payment of € 2,300,000, which will be paid in 2021, as well as an expense allowance for tax advice. Markus Enzelberger, Ph.D., received a severance payment amounting to 50 % of his fixed remuneration and his bonus payment for the previous financial year until the regular expiry of his service contract. Due to their long years of commitment to the Company, the Supervisory Board decided that for both, the long-term incentive plans would not forfeit on a pro-rate basis despite their termination of the employment before the end of the respective four-year vesting periods. Because of this modification of terms and conditions, the respective personnel expense from share-based compensation for the outstanding vesting periods was allocated to the remaining period of performance. For Jens Holstein, € 487,327 were recognized earlier than anticipated in 2020, whereas for Markus Enzelberger, Ph.D., € 122,683 were booked earlier in the years 2019 and 2020. Payments to former members of the Management Board amounted to € 0.6 million in 2020 (2019: € 0.3 million.) MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

134

Notes to the Financial Statements

SUPERVISORY BOARD REMUNERATION FOR THE YEARS 2020 AND 2019:

in €	Fixed Compensation		Attendance Fees [1]		Total Compensation	
	2020	2019	2020	2019	2020	2019
Dr. Marc Cluzel	104,210	104,210	56,400	44,400	160,610	148,610
Michael Brosnan	57,284	51,284	28,400	34,000	85,684	85,284
Sharon Curran	45,284	27,791	30,000	11,600	75,284	39,391
Dr. George Golumbeski	65,345	51,284	30,800	31,600	96,145	82,884
Wendy Johnson	49,579	47,618	39,200	35,600	88,779	83,218
Krisja Vermeylen	57,284	57,284	38,400	32,400	95,684	89,684
Dr. Frank Morich [2]	19,766	70,926	12,800	33,600	32,566	104,526
Total	**398,752**	**410,397**	**236,000**	**223,200**	**634,752**	**633,597**

[1] The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.

[2] Dr. Frank Morich resigned as a member of the Supervisory Board with effect from the end of April 11, 2020.

There are presently no other agreements with current or former members of the Supervisory Board.

The following overviews show the shares, stock options and performance shares held by members of the Management Board and Supervisory Board during the 2020 financial year, as well as the changes in their ownership.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 135

SHARES

	01/01/2020	Additions	Sales	12/31/2020
Management Board				
Jean-Paul Kress, M.D.	0	0	0	0
Malte Peters, M.D.	3,313	0	0	3,313
Roland Wandeler, Ph.D. [1]	-	0	0	0
Jens Holstein [2]	19,517	13,677	9,000	-
Markus Enzelberger, Ph.D. [3]	1,676	0	0	-
Total	**24,506**	**13,677**	**9,000**	**3,313**
Supervisory Board				
Dr. Marc Cluzel	750	0	0	750
Michael Brosnan	0	0	0	0
Sharon Curran	0	0	0	0
Dr. George Golumbeski	0	0	0	0
Wendy Johnson	500	0	0	500
Krisja Vermeylen	350	0	0	350
Dr. Frank Morich [4]	1,000	0	0	-
Total	**2,600**	**0**	**0**	**1,600**

STOCK OPTIONS

	01/01/2020	Additions	Forfeitures	Exercises	12/31/2020
Management Board					
Jean-Paul Kress, M.D.	57,078	24,911	0	0	81,989
Malte Peters, M.D.	21,609	11,501	0	0	33,110
Roland Wandeler, Ph.D. [1]	-	0	0	0	0
Jens Holstein [2]	21,609	11,501	0	0	-
Markus Enzelberger, Ph.D. [3]	18,678	0	0	0	-
Total	**118,974**	**47,913**	**0**	**0**	**115,099**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

136

Notes to the Financial Statements

PERFORMANCE SHARES

	01/01/2020	Additions	Adjustment due to performance criteria [5]	Forfeitures	Allocations [6]	12/31/2020
Management Board						
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Malte Peters, M.D.	7,197	0	1,850	0	0	9,047
Roland Wandeler, Ph.D. [1]	-	0	0	0	0	0
Jens Holstein [2]	12,693	0	10,031	0	13,677	-
Markus Enzelberger, Ph.D. [3]	7,259	0	0	0	0	-
Total	**27,149**	**0**	**11,881**	**0**	**13,677**	**9,047**

[1] Roland Wandeler, Ph.D., joined the Management Board of MorphoSys AG effective May 5, 2020.

[2] Jens Holstein resigned as a member of the Management Board with effect from the end of November 13, 2020. Changes in the number of shares after his departure from the Management Board are not presented..

[3] Markus Enzelberger, Ph.D., resigned as a member of the Management Board with effect from the end of February 29, 2020. Changes in the number of shares after his departure from the Board of Management are not presented.

[4] Dr. Frank Morich resigned as a member of the Supervisory Board with effect from the end of April 11, 2020. Changes in the number of shares after his departure from the Board of Management are not presented.

[5] Adjustment due to established performance criteria. For performance criteria that have not yet been met, a target achievement of 100% is assumed.

[6] Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

The MorphoSys AG Supervisory Board members do not hold any stock options or performance shares.

COMPENSATION OF THE AUDITOR

At the Company's Annual General Meeting in May 2020, the Supervisory Board was given the authorization to appoint PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, as the auditor.

In the 2020 financial year, PwC GmbH received total fees from MorphoSys of € 1,632,883, including fees for audit services of € 1,561,233, fees of € 70,000 for other assurance services in connection with the non-financial group report and fees of € 1,650 for other services. PwC GmbH did not provide tax advisory services in 2020.

HUMAN RESOURCES

As of December 31, 2020, MorphoSys AG engaged a total of 464 employees (December 31, 2019: 379) in addition to the three Management Board members and 11 trainees (December 31, 2019: four Management Board members and ten trainees).

Of these 464 employees, 338 were employed in research and development and 126 in sales, general and administration (December 31, 2019: 293 in R&D and 86 in sales, general and administration). The average number of employees in the 2020 financial year was 430 (2019: 352). Of this number, a total of 319 persons were employed in research and development and 111 in general and administration in 2020.

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 137

DIVIDENDS

The net loss in 2020 was offset against the prior year's accumulated deficit, resulting in an accumulated deficit as of December 31, 2020. In line with the standard practice in the biotechnology industry, MorphoSys does not expect to pay a dividend in the foreseeable future. The majority of the Company's potential future profit is expected to be reinvested in the operating business, particularly in the area of proprietary drug development, in order to create additional shareholder value and to take advantage of growth opportunities.

MANDATORY DISCLOSURES IN ACCORDANCE WITH THE GERMAN SECURITIES TRADING ACT (WPHG)

The Company published the following notifications of shareholdings that require reporting in accordance with Section 33 (1) of the German Securities Trading Act (WpHG) (status as of December 31, 2020):

BAILLIE FIFFORD & CO, ON MARCH 23, 2020

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights Other reason: voluntary group notification due to crossing a threshold on subsidiary level
3. Details of person subject to the notification obligation	Baillie Gifford & Co, Edinburgh, UK
5. Date on which threshold was crossed or reached	16.03.2020
6. Total position	
New	
Voting rights attached to shares	6.23%
Voting rights through instruments	0.00%
Total of both	6.23%
Total number of voting rights of issuer	32890046
Previous notification	
Voting rights attached to shares	6.26%
Voting rights through instruments	0.00%
Total of both	6.26%

7. Details on total position

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	2048414
In % - indirect (§ 34 WpHG)	6.23%
Total - Absolut	2048414
Total - in %	6.23%

8. Information in relation to the person subject of the notification obligation
Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
Baillie Gifford & Co	%
Baillie Gifford Overseas Limited	4.9996%

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

138

Notes to the Financial Statements

FMR LLC, ON MAY 5, 2020

1.Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	FMR LLC, Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	30.04.2020
6. Total position	
New	
Voting rights attached to shares	2.82%
Voting rights through instruments	0,10%
Total of both	2.92%
Total number of voting rights of issuer	32890046
Previous notification	
Voting rights attached to shares	3.99%
Voting rights through instruments	0.15%
Total of both	4.14%

7. Details on total position

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	927821
In % - indirect (§ 34 WpHG)	2.82%
Total - Absolut	927821
Total - in %	2.82%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Lent Securities (right to recall)
Total Voting rights absolut	33875
Total Voting rights in %	0.10

8. Information in relation to the person subject of the notification obligation
Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
FMR LLC	%
Fidelity Management & Research Company	%
FMR LLC	%
FIAM Holdings LLC	%
Fidelity Institutional Asset Management Trust Company	%
FMR LLC	%
FIAM Holdings LLC	%
FIAM LLC	%
FMR LLC	%

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 139

Fidelity Advisory Holdings LLC	%
Strategic Advisers LLC.	%

MINISTRY OF FINANCE ON BEHALF OF THE STATE OF NORWAY, ON JUNE 25, 2020

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Ministry of Finance on behalf of the State of Norway
5. Date on which threshold was crossed or reached	23.06.2020
6. Total position	
New	
Voting rights attached to shares	2.62%
Voting rights through instruments	0.49%
Total of both	3.10%
Total number of voting rights of issuer	32890046
Previous notification	
Voting rights attached to shares	3.09%
Voting rights through instruments	0.49%
Total of both	3.58%
7. Details on total position	
a. Voting rights attached to shares (§§ 33, 34 WpHG) ISIN DE0006632003	
Absolut – direkt (§ 33 WpHG)	860304
In % - direkt (§ 33 WpHG)	2.62%
Total - Absolut	860304
Total - in %	2.62%
b.1. Instruments according to Sec. 38 (1) no. 1 WpHG	
Type of instrument	Shares on Loan (right to recall)
Total Voting rights absolut	106398
Total Voting rights in %	0.32%
b.2. Instruments according to Sec. 38 (1) no. 2 WpHG	
Type of instrument	Contract for Difference
Cash or physical settlement	Cash
Total - Voting rights absolut	54084
Total Voting rights in %	0.16%
8. Information in relation to the person subject of the notification obligation	
Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity	
Name	% of voting rights in % if at least held 3% or more
State of Norway	%
Norges Bank	%

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

140 Notes to the Financial Statements

AIM INTERNATIONAL MUTUAL FUNDS (INVESCO MUTAL FUNDS), ON OCTOBER 28, 2020

1.Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS), Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	23.10.2020
6. Total position	
New	
Voting rights attached to shares	2.88%
Voting rights through instruments	0.00%
Total of both	2.88%
Total number of voting rights of issuer	32890046
Previous notification	
Voting rights attached to shares	4.92%
Voting rights through instruments	0.00%
Total of both	4.92%

7. Details on total position

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolut – direkt (§ 33 WpHG)	947139
In % - direkt (§ 33 WpHG)	2.88%
Total - Absolut	947139
Total - in %	2.88%

8. Information in relation to the person subject of the notification obligation
Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).

T. ROWE PRICE GROUP, INC., ON OCTOBER 30, 2020

1.Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	T. ROWE PRICE GROUP, INC., Baltimore,Maryland, United States of America
5. Date on which threshold was crossed or reached	23.10.2020
6. Total position	
New	
Voting rights attached to shares	5.15%
Voting rights through instruments	0.00%
Total of both	5.15%

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 141

Total number of voting rights of issuer	32890046
Previous notification	
Voting rights attached to shares	3.14%
Voting rights through instruments	0.00%
Total of both	3.14%

7. Details on total position

a. Voting rights attached to shares (§§ 33, 34 WpHG)

ISIN DE0006632003

Absolut – direkt (§ 33 WpHG)	1693743
In % - direkt (§ 33 WpHG)	5.15%
Total - Absolut	1693743
Total - in %	5.15%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
T. Rowe Price Group, Inc.	%
T. Rowe Price Associates, Inc.	3.94%
T. Rowe Price International, Ltd	%

INVESCO LTD., ON NOVEMBER 05, 2020

1.Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights Other reason: voluntary group notification due to crossing a threshold on subsidiary level
3. Details of person subject to the notification obligation	INVESCO LTD., Hamilton, Bermuda
4. Names of shareholder(s)	
5. Date on which threshold was crossed or reached	28.10.2020
6. Total position	
New	
Voting rights attached to shares	3.01%
Voting rights through instruments	0.00%
Total of both	3.01%
Total number of voting rights of issuer	32890046
Previous notification	
Voting rights attached to shares	4.81%
Voting rights through instruments	0.00%
Total of both	4.81%

7. Details on total position

a. Voting rights attached to shares (§§ 33, 34 WpHG)

ISIN DE0006632003

Absolut – direkt (§ 33 WpHG)	991524
In % - direkt (§ 33 WpHG)	3.01%

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

142 Notes to the Financial Statements Total—Absolut 991524 Total—in % 3.01% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Invesco Ltd. % Invesco Holding Company Limited % Invesco Holding Company (US), Inc. % Oppenheimer Acquisition Corporation % OppeheimerFunds, Inc. % Invesco Group Services, Inc. % Invesco Advisers, Inc. % - Invesco Ltd. % Invesco Holding Company Limited % Invesco Holding Company (US), Inc. % Oppenheimer Acquisition Corporation % OppenheimerFunds, Inc. % Invesco Group Services, Inc. % Invesco Capital Management LLC % - Invesco Ltd. % Invesco Holding Company Limited % Invesco Inc. % Invesco Canada Ltd. % T. ROWE PRICE INTERNATIONAL FUNDS, INC., ON NOVEMBER 18, 2020 1.Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the T. ROWE PRICE INERNATIONAL FUNDS, INC., Baltimore, notification obligation Maryland, United States of America 5. Date on which threshold was crossed 09.11.2020 or reached 6. Total position New Voting rights attached to shares 3.01% Voting rights through instruments 0.00% Total of both 3.01% Total number of voting rights of issuer 32890046 Previous notification Voting rights attached to shares n/a% Voting rights through instruments n/a% Total of both n/a% 7. Details on total position MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 143

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolut – direkt (§ 33 WpHG)	991059
In % - direkt (§ 33 WpHG)	3.01%
Total - Absolut	991059
Total - in %	3.01%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
T. Rowe Price International Funds, Inc.	%
T. Rowe Price International Stock Fund	%
-	
T. Rowe Price International Funds, Inc.	%
T. Rowe Price International Discovery Fund	%
-	
T. Rowe Price International Funds, Inc.	%
T. Rowe Price European Stock Fund	%

ARTISAN PARTNERS ASSET MANAGEMENT INC., ON NOVEMBER 27, 2020

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	ARTISAN PARTNERS ASSET MANAGEMENT INC., Wilmington, Delaware, United States of America
5. Date on which threshold was crossed or reached	19.11.2020
6. Total position	
New	
Voting rights attached to shares	3.04%
Voting rights through instruments	0.00%
Total of both	3.04%
Total number of voting rights of issuer	32890046
Previous notification	
Voting rights attached to shares	2.996%
Voting rights through instruments	0.00%
Total of both	2.996%

7. Details on total position

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolut – direkt (§ 33 WpHG)	1000868
In % - direkt (§ 33 WpHG)	3.04%
Total - Absolut	1000868
Total - in %	3.04%

8. Information in relation to the person subject of the notification obligation

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

144

Notes to the Financial Statements

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
Artisan Partners Asset Management Inc.	%
Artisan Partners Holdings LP	%
Artisan Investments GP LLC	%
Artisan Partners Limited Partnership	3.04%

BLACKROCK, INC., ON DECEMBER 28, 2020

1.Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	BlackRock, Inc., Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	18.12.2020
6. Total position	
New	
Voting rights attached to shares	4.18%
Voting rights through instruments	0.68%
Total of both	4.86%
Total number of voting rights of issuer	32890046
Previous notification	
Voting rights attached to shares	4.71%
Voting rights through instruments	0.49%
Total of both	5.20%

7. Details on total position

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	1376196
In % - indirect (§ 34 WpHG)	4.18%
Total - Absolut	1376196
Total - in %	4.18%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Lent Securities (right to recall)
Total Voting rights absolut	211290
Total Voting rights in %	0.64%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Contact for Difference
Cash or physical settlement	Cash
Total - Voting rights absolut	10805
Total Voting rights in %	0.03%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 145 Name % of voting rights in % if at least held 3% or more BlackRock, Inc. % BlackRock, Inc. Trident Merger LLC BlackRock Investment Management, LLC % % % - BlackRock, Inc. BlackRock Holdco 2, Inc. % % BlackRock Financial Management, Inc. % - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Fund Advisors % % % % % % % - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Institutional Trust Company, National % % % % % % % Association - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Australia Holdco Pty. Ltd. BlackRock Investment Management (Australia) % % % % % % % Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Canada Holdings LP BlackRock Canada Holdings ULC BlackRock Asset Management Canada Limited % % % % % % % % % - BlackRock, Inc. % MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

146 Notes to the Financial Statements BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock (Singapore) Holdco Pte. Ltd. % BlackRock HK Holdco Limited % BlackRock Lux Finco S. a r.l. % BlackRock Japan Holdings GK % BlackRock Japan Co., Ltd. % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock (Netherlands) B.V. % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Advisors (UK) Limited % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Luxembourg Holdco S.a.r.l. % BlackRock (Luxembourg) S.A. % MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 147 - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. % % % % % BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock International Limited % % % % % % BlackRock Life Limited % - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. % % % % BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited % % % % % % BlackRock Finance Europe Limited BlackRock Investment Management (UK) Limited % % - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited % % % % % % BlackRock Group Limited BlackRock Luxembourg Holdco S.a.r.l. BlackRock Investment Management Ireland % % % Holdings Limited BlackRock Asset Management Ireland Limited % - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC % % % % % % MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

148 Notes to the Financial Statements BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Luxembourg Holdco S.a.r.l. % BlackRock UK Holdco Limited % BlackRock Asset Management Schweiz AG % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % BlackRock Fund Managers Limited % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % BlackRock Asset Management Deutschland AG % - BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 149 BlackRock Asset Management Deutschland AG % iShares (DE) I Investmentaktiengesellschaft mit % Teilgesellschaftsvermögen - MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

150 Notes to the Financial Statements

After the end of the reporting period (December 31, 2020), the Company published the following notifications of shareholdings that require reporting in accordance with Section 33 (1) of the German Securities Trading Act (WpHG) (status as of March 11, 2021):

ARTISAN PARTNERS FUNDS, INC., ON FEBRUARY 25, 2021

1.Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Artisan Partners Funds, Inc, Madison, Wisconsi, United States of America
5. Date on which threshold was crossed or reached	19.02.2021
6. Total position	
New	
Voting rights attached to shares	3.02%
Voting rights through instruments	0.00%
Total of both	3.02%
Total number of voting rights of issuer	32890046
Previous notification	
Voting rights attached to shares	n/a
Voting rights through instruments	n/a
Total of both	n/a

7. Details on total position
   a. Voting rights attached to shares (§§ 33, 34 WpHG)
   ISIN DE0006632003

Absolut – direkt (§ 33 WpHG)	993322
In % - direkt (§ 33 WpHG)	3.02%
Total - Absolut	993322
Total - in %	3.02%

8. Information in relation to the person subject of the notification obligation
Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 151 Subsequent Events On January 5, 2021, MorphoSys and Incyte announced that the Swiss Agency for Therapeutic Products (Swissmedic) has accepted the marketing authorization application (MAA) for tafasitamab. The MAA seeks approval for tafasitamab, in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not candidates for autologous stem cell transplantation (ASCT). The MAA will now enter the formal review process by Swissmedic. On January 06, 2021, MorphoSys announced the appointment of Mr. Sung Lee as Chief Financial Officer (CFO) of the Company, effective February 2, 2021. Mr. Sung Lee succeeds Mr. Jens Holstein, who resigned from the Management Board effective November 13, 2020 and left MorphoSys effective December 31 2020. As a member of the Management Board of MorphoSys AG, Mr. Sung Lee will lead all corporate finance functions of the Company and his place of employment will be Planegg, Germany. On January 12, 2021, MorphoSys and Incyte announced that Health Canada has accepted the New Drug Submission (NDS) for tafasitamab. The application seeks approval of tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not eligible for, or refuse, autologous stem cell transplant (ASCT). On January 25, 2021, MorphoSys and I-Mab announced that the first patient has been dosed in a phase 1 dose escalation study to evaluate the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of MOR210/ TJ210 monotherapy in patients with relapsed or refractory advanced solid tumors in the United States. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

152 Notes to the Financial Statements On March 2, 2021, MorphoSys announced that its licensing partner GSK reported preliminary results of the OSCAR (Otilimab in Severe COVID-19 Related Disease) study using otilimab for the treatment of severe pulmonary COVID-19 related disease. Given these data suggest an important clinical benefit in a pre-defined sub-group of high-risk patients and the urgent public health need, GSK has amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The dosing of the first patient in the expanded study triggered milestone payments of a total of €16 million to MorphoSys. Planegg, March 11, 2021 Jean-Paul Kress, M.D. Chief Executive Officer Sung Lee Chief Financial Officer Malte Peters, M.D. Chief Research and Development Officer Roland Wandeler, Ph.D. Chief Operating Officer MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 153

Statement of Fixed Assets

		Aquisition and Production Cost			
		01/01/2020 in €	Additions in €	Disposals in €	12/31/2020 in €
A.	**Fixed Assets**				
I.	**Intangible Assets**				
1.	Paid concessions, commercial property rights and similar rights and assets and licenses to such rights and assets	106,651,580	21,397,142	0	128,048,722
		106,651,580	**21,397,142**	**0**	**128,048,722**
II.	**Tangible Assets**				
1.	Land, leasehold rights and buildings, including leasehold improvements	598,543	46,406	0	644,949
2.	Other equipment, furniture and fixtures	18,449,472	2,170,586	152,600	20,467,458
		19,048,015	**2,216,992**	**152,600**	**21,112,407**
III.	**Financial Assets**				
1.	Shares in affiliated companies	36,213,885	0	34,675,446	1,538,439
2.	Shares in participations	15,364,454	0	15,004,996	359,458
		51,578,339	**0**	**0**	**1,897,897**
		177,277,934	**23,614,134**	**152,600**	**151,059,026**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

154

Notes to the Financial Statements

Accumulated Depreciation					Net Book Values	
01/01/2020 in €	Additions in €	Write-offs in €	Disposals in €	12/31/2020 in €	12/31/2020 in €	12/31/2019 in €
47,216,008	1,382,638	1,999,999	0	50,598,645	77,450,077	59,435,572
47,216,008	**1,382,638**	**1,999,999**	**0**	**50,598,645**	**77,450,077**	**59,435,572**
162,451	61,392	0	0	223,843	421,106	436,092
15,618,521	1,631,834	0	152,600	17,097,755	3,369,703	2,830,951
15,780,972	**1,693,226**	**0**	**152,600**	**17,321,598**	**3,790,809**	**3,267,043**
22,540,411	0	0	22,540,411	0	1,538,439	13,673,474
1,315,160	0	359,458	1,315,160	359,458	0	14,049,294
23,855,571	**0**	**359,458**	**23,855,571**	**359,458**	**1,538,439**	**27,722,768**
86,852,551	**3,075,864**	**2,359,457**	**24,008,171**	**68,279,701**	**82,779,325**	**90,425,383**

MorphoSys AG – Planegg – Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements Responsibility Statement To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the Company’s net assets, financial position and results of operations, and the management report provides a fair review of the development and performance of the business and the position of the Company together with a description of the principal opportunities and risks associated with the Company’s expected development. Planegg, March 11, 2021 Jean-Paul Kress, M.D. Chief Executive Officer Sung Lee Chief Financial Officer Malte Peters, M.D. Chief Research and Development Officer Roland Wandeler, Ph.D. Chief Operating Officer MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

156 Notes to the Financial Statements Independent Auditor’s Report The following copy of the auditor’s report also includes a “Report on the audit of the electronic renderings of the financial statements and the management report prepared for disclosure purposes in accordance with § 317 Abs. 3b HGB” (“separate report on ESEF conformity”). The subject matter (ESEF documents) to which the separate report on ESEF conformity relates is not attached. The audited ESEF documents can be inspected in or retrieved from the Federal Gazette. Independent Auditor’s Report To MorphoSys AG, Planegg REPORT ON THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS AND OF THE MANAGEMENT REPORT AUDIT OPINIONS We have audited the annual financial statements of MorphoSys AG, Planegg, which comprise the balance sheet as at December 31, 2020, and the statement of profit and loss for the financial year from January 1 to December 31, 2020 and notes to the financial statements, including the presentation of the recognition and measurement policies. In addition, we have audited the management report of MorphoSys AG for the financial year from January 1 to December 31, 2020. In accordance with the German legal requirements, we have not audited the content of those parts of the management report listed in the “Other Information” section of our auditor’s report. In our opinion, on the basis of the knowledge obtained in the audit, • the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law and give a true and fair view of the assets, liabilities and financial position of the Company as at December 31, 2020 and of its financial performance for the financial year from January 1 to December 31, 2020 in compliance with German Legally Required Accounting Principles, and • the accompanying management report as a whole provides an appropriate view of the Company’s position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our audit opinion on the management report does not cover the content of those parts of the management report listed in the “Other Information” section of our auditor’s report. Pursuant to § [Article] 322 Abs. [paragraph] 3 Satz [sentence] 1 HGB [Handelsgesetzbuch: German Commercial Code], we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 157 BASIS FOR THE AUDIT OPINIONS We conducted our audit of the annual financial statements and of the management report in accordance with § 317 HGB and the EU Audit Regulation (No. 537/2014, referred to subsequently as “EU Audit Regulation”) in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report” section of our auditor’s report. We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the annual financial statements and on the management report. KEY AUDIT MATTERS IN THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual financial statements for the financial year from January 1 to December 31, 2020. These matters were addressed in the context of our audit of the annual financial statements as a whole, and in forming our audit opinion thereon; we do not provide a separate audit opinion on these matters. In our view, the matters of most significance in our audit were as follows: â¶ Initial accounting treatment and valuation of the components of the Incyte collaboration and license agreement â· Subsequent measurement of the provision from the Incyte collaboration and license agreement Our presentation of these key audit matters has been structured in each case as follows: 1 2 Audit approach and findings 3 Reference to further information Hereinafter we present the key audit matters: â¶ Initial accounting treatment and valuation of the components of Incyte collaboration and license agreement 1 The Company received a payment of in total of € 822.6 million as part of the collaboration and license agreement with Incyte Corporation (hereinafter “Incyte”). Of this amount, Incyte’s capital contribution to the Company in connection with the capital increase of the Company as of the subscription date was € 132.3 million. In addition, an other provision of € 519.6 million was recognized upon receipt of the payment. This provision originates from the obligation to share future profits and losses of Monjuvi® (tafasitamab-cxix) sales in the United States with Incyte. The basis for the valuation of the provision is the Company’s business plan in connection with the joint commercialization activities of the contract partners MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

158 Notes to the Financial Statements in the US for the coming years. The executive director’s significant estimations include the discount rate and other assumptions including forecasted number of patients as well as expectations on selling price and costs associated with the sale of Monjuvi® (tafasitamab-cxix). The remaining portion of the payments received was recognized as revenue in the amount of € 163.8 million for the transfer of the commercialization license of tafasitamab outside the United States to Incyte. As a result of the difference in the timing of revenue recognition and the receipt of the payment from Incyte, foreign currency gains of € 6.9 million were recognized. The initial accounting treatment and valuation of the components of the collaboration and license agreement with Incyte depends to a large extent on the assessments and estimates made by the executive directors with respect especially to the future risk adjusted cash outflows and inflows in connection with the sales of Monjuvi® (tafasitamab-cxix), the discount rate and other assumptions, and are therefore subject to significant judgments by the executive directors and considerable uncertainty. Against this background and due to the complex nature of the accounting requirements and of the valuation, this matter was of particular significance in the context of our audit. 2 As part of our audit, we tested the effectiveness of controls relating to the initial assessment of the accounting treatment of the Incyte collaboration and license agreement. Our procedures also included, among others, assessing the initial treatment of the collaboration and license agreement as well as the methodology used to account for and measure the provision and the revenue to be recognized. In doing so, we assessed the completeness, accuracy, and relevance of the underlying data used in the model to determine the settlement amount of the provision, as well as the reasonableness of the key assumptions used by the executive directors, including the projected number of patients and expectations of sales price and costs associated with the sale of Monjuvi® (tafasitamab-cxix). We also assessed the appropriateness of the discount rate reflecting maturity and currency. In assessing the accounting treatment of the contract, as well as the appropriateness of the assumptions used in assessing the projected cash outflows and inflows and the discount rate, we used specialists with specific skills and knowledge. Overall, the valuation parameters and assumptions used by the executive directors are in line with our expectations and also lie within a range that we consider reasonable. 3 The Company’s initial accounting treatment and valuation of the Incyte collaboration and license agreement are included in the section “Collaboration and License Agreement with Incyte” of the notes to the financial statements. â· Subsequent measurement of the provision from the Incyte collaboration and license agreement 1 As of December 31, 2020, the Company has recorded a provision of € 527.0 million due to the Incyte collaboration and license agreement. The provision originates from the obligation to share future profits and losses of Monjuvi® (tafasitamab-cxix) sales in the United States with Incyte. The basis for the measurement of the provision is the Company’s business plan related to the joint commercialization activities of the parties in the US for the coming years. Differences between the actual cash flows from the provision and the original planning as well as changes in planning assumptions are recognized in profit and loss. For the subsequent measurement of the provision, the current currency adjusted discount MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 159 rate determined on the basis of the provisions of the German Regulation on the discounting of provisions (Rückstellungsabzinsungsverordnung) is used. The outcome of the subsequent measurement of the provision is dependent to a large extent on the assumptions made by the executive directors with respect to the future risk adjusted cash outflows and inflows and other assumptions in connection with the sales of Monjuvi® (tafasitamab-cxix). Therefore, the subsequent measurement is subject to significant judgement by the executive directors’ and considerable uncertainty. Against this background and due to the complexity of the measurement, this matter was of particular significance in the context of our audit. 2 Our audit procedures include, among other things, assessing the methodology used to measure the provision and evaluating the completeness, accuracy and relevance of the underlying data used in the model to determine the settlement amount of the provision, as well as evaluating the reasonableness of the key assumptions used by the executive directors, including the projected number of patients and expectations of sales price and costs associated with the sale of Monjuvi® (tafasitamab-cxix). In addition, we assessed the appropriateness of the discount rate reflecting the maturity and currency. In assessing the appropriateness of the assumptions used in evaluating the projected cash outflows and inflows and the discount rate, we used experts with specific skills and knowledge. Overall, the measurement parameters and assumptions used by the executive directors are in line with our expectations and to lie also within a range that we consider reasonable. 3 The Company’s disclosures on the subsequent measurement of the provision from the Incyte collaboration and license agreement are contained in the section “Collaboration and License Agreement with Incyte” of the notes to the financial statements. OTHER INFORMATION The executive directors are responsible for the other information. The other information comprises the following non-audited parts of the management report: • the statement on corporate governance pursuant to § 289f HGB and § 315d HGB included in section “Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance” of the management report • the subsection “Corporate Governance Report” in the section “Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance” of the management report • the separate non-financial group report pursuant to § 315b Abs. 3 HGB Our audit opinions on the annual financial statements and on the management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon. In connection with our audit, our responsibility is to read the other information and, in so doing, to consider whether the other information • is materially inconsistent with the annual financial statements, with the management report or our knowledge obtained in the audit, or • otherwise appears to be materially misstated. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

160 Notes to the Financial Statements RESPONSIBILITIES OF THE EXECUTIVE DIRECTORS AND THE SUPERVISORY BOARD FOR THE ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT The executive directors are responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law, and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. In addition, the executive directors are responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud or error. In preparing the annual financial statements, the executive directors are responsible for assessing the Company’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith. Furthermore, the executive directors are responsible for the preparation of the management report that as a whole provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report. The supervisory board is responsible for overseeing the Company’s financial reporting process for the preparation of the annual financial statements and of the management report. AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS AND OF THE MANAGEMENT REPORT Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the annual financial statements and on the management report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with § 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report. We exercise professional judgment and maintain professional skepticism throughout the audit. We also: MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 161 • Identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. • Obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures (systems) relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems of the Company. • Evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures. • Conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern. • Evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. • Evaluate the consistency of the management report with the annual financial statements, its conformity with German law, and the view of the Company’s position it provides. • Perform audit procedures on the prospective information presented by the executive directors in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

162 Notes to the Financial Statements OTHER LEGAL AND REGULATORY REQUIREMENTS ASSURANCE REPORT IN ACCORDANCE WITH § 317 ABS. 3B HGB ON THE ELECTRONIC REPRODUCTION OF THE ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT PREPARED FOR PUBLICATION PURPOSES REASONABLE ASSURANCE CONCLUSION We have performed an assurance engagement in accordance with § 317 Abs. 3b HGB to obtain reasonable assurance about whether the reproduction of the annual financial statements and the management report (hereinafter the “ESEF documents”) contained in the attached electronic file MorphoSys_AG_JA+LB_ESEF-2020-12_31.zip and prepared for publication purposes complies in all material respects with the requirements of § 328 Abs. 1 HGB for the electronic reporting format (“ESEF format”). In accordance with German legal requirements, this assurance engagement only extends to the conversion of the information contained in the annual financial statements and the management report into the ESEF format and therefore relates neither to the information contained within this reproduction nor to any other information contained in the above-mentioned electronic file. In our opinion, the reproduction of the annual financial statements and the management report contained in the above-mentioned attached electronic file and prepared for publication purposes complies in all material respects with the requirements of § 328 Abs. 1 HGB for the electronic reporting format. We do not express any opinion on the information contained in this reproduction nor on any other information contained in the above-mentioned electronic file beyond this reasonable assurance conclusion and our audit opinion on the accompanying annual financial statements and the accompanying management report for the financial year from January 1 to December 31, 2020 contained in the “Report on the Audit of the Annual Financial Statements and on the Management Report” above. BASIS FOR THE REASONABLE ASSURANCE CONCLUSION We conducted our assurance engagement on the reproduction of the annual financial statements and the management report contained in the above mentioned attached electronic file in accordance with § 317 Abs. 3b HGB and the Exposure Draft of IDW Assurance Standard: Assurance in Accordance with § 317 Abs. 3b HGB on the Electronic Reproduction of Financial Statements and Management Reports Prepared for Publication Purposes (ED IDW AsS 410) and the International Standard on Assurance Engagements 3000 (Revised). Accordingly, our responsibilities are further described below in the “Auditor’s Responsibilities for the Assurance Engagement on the ESEF Documents” section. Our audit firm has applied the IDW Standard on Quality Management: Requirements for Quality Management in the Audit Firm (IDW QS 1). RESPONSIBILITIES OF THE EXECUTIVE DIRECTORS AND THE SUPERVISORY BOARD FOR THE ESEF DOCUMENTS The executive directors of the Company are responsible for the preparation of the ESEF documents including the electronic reproduction of the annual financial statements and the management report in accordance with § 328 Abs. 1 Satz 4 Nr. 1 HGB. In addition, the executive directors of the Company are responsible for such internal control as they have considered necessary to enable the preparation of ESEF documents that are free from material non-compliance with the requirements of § 328 Abs. 1 HGB for the electronic reporting format, whether due to fraud or error. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 163 The executive directors of the Company are also responsible for the submission of the ESEF documents together with the auditor’s report and the attached audited annual financial statements and audited management report as well as other documents to be published to the operator of the German Federal Gazette [Bundesanzeiger]. The supervisory board is responsible for overseeing the preparation of the ESEF-documents as part of the financial reporting process. AUDITOR’S RESPONSIBILITIES FOR THE ASSURANCE ENGAGEMENT ON THE ESEF DOCUMENTS Our objective is to obtain reasonable assurance about whether the ESEF documents are free from material non-compliance with the requirements of § 328 Abs. 1 HGB, whether due to fraud or error. We exercise professional judgment and maintain professional skepticism throughout the assurance engagement. We also: • Identify and assess the risks of material non-compliance with the requirements of § 328 Abs. 1 HGB, whether due to fraud or error, design and perform assurance procedures responsive to those risks, and obtain assurance evidence that is sufficient and appropriate to provide a basis for our assurance conclusion. • Obtain an understanding of internal control relevant to the assurance engagement on the ESEF documents in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing an assurance conclusion on the effectiveness of these controls. • Evaluate the technical validity of the ESEF documents, i.e., whether the electronic file containing the ESEF documents meets the requirements of the Delegated Regulation (EU) 2019/815 in the version applicable as at the balance sheet date on the technical specification for this electronic file. • Evaluate whether the ESEF documents enables a XHTML reproduction with content equivalent to the audited annual financial statements and to the audited management report. NOTE ON SUPPLEMENTARY AUDIT We issue this auditor’s report on the annual financial statements and the management report as well as on the reproduction of the annual financial statements and the management report submitted for audit for the first time, contained in the attached file MorphoSys_AG_JA+LB_ESEF-2020-12_31.zip and prepared for publication purposes on the basis of our audit, duly completed as at March 11, 2021, and our supplementary audit completed as at March 15, 2021, which related to the initial submission of the ESEF documents. FURTHER INFORMATION PURSUANT TO ARTICLE 10 OF THE EU AUDIT REGULATION We were elected as auditor by the annual general meeting on May 27, 2020. We were engaged by the supervisory board on July 14, 2020. We have been the auditor of the MorphoSys AG, Planegg without interruption since the financial year 2011. We declare that the audit opinions expressed in this auditor’s report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report). GERMAN PUBLIC AUDITOR RESPONSIBLE FOR THE ENGAGEMENT The German Public Auditor responsible for the engagement is Holger Lutz. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

164 Notes to the Financial Statements Munich, March 11, 2021 / limited to the initial submission of the ESEF documents stated in the „Note on Supplementary Audit“ section above: March 15, 2021 PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft Stefano Mulas Wirtschaftsprüfer (German Public Auditor) Holger Lutz Wirtschaftsprüfer (German Public Auditor) MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020

Notes to the Financial Statements 165 Imprint Contact Information INVESTOR RELATIONS Tel.: +49-89-89927-404 Fax: +49-89-89927-5404 Email: investors@morphosys.com MorphoSys AG Semmelweisstrasse 7 82152 Planegg Germany Email: info@morphosys.com Website: www.morphosys.com These annual financial statements are also available in German and can be downloaded from the Company’s website. HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, CyCAT®, OkapY™, MONJUVI® and ENFORCER® are trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc. XmAb® is a registered trademark of Xencor Inc. National Comprehensive Cancer Network®, NCCN® and NCCN Guidelines® are registered trademarks of the National Comprehensive Cancer Network, Inc. MorphoSys AG – Planegg — Annual Financial Statements as of December 31, 2020